Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-224326

To the Shareholders of Premier Commercial Bancorp:
You are cordially invited to attend the special meeting of shareholders of Premier Commercial Bancorp, which we refer to as Premier Commercial. The special meeting will be held on Friday, June 15, 2018, at 10:00 a.m., Pacific Time at the Walters Cultural Arts Center, located at 527 East Main Street, Hillsboro, Oregon 97123.
As described in the enclosed proxy statement/prospectus, the board of directors of Premier Commercial has approved a merger agreement that provides for the merger of Premier Commercial with and into Heritage Financial Corporation, which we refer to as Heritage, with Heritage being the surviving entity in the merger. We are seeking your vote on this important transaction, as well as the other matters to be considered at the special meeting.
Under the terms of the merger agreement, Premier Commercial shareholders will have the right, with respect to each of their Premier Commercial common shares, to receive 0.4863 of a share of Heritage common stock, which we refer to as the merger consideration. As of March 8, 2018, the date the merger was announced, the exchange ratio was valued at $15.12  per Premier Commercial common share or approximately $88.6  million in the aggregate based on Heritage's closing stock price of $31.10  on that date.    Based on the closing price of Heritage's common stock of $31.70 on May 8, 2018, the last trading day before the date of this proxy statement/prospectus, the value of the merger consideration payable to Premier Commercial shareholders was $15.42 per share or $90.3 million in the aggregate.
You should obtain current stock quotations for Heritage common shares and Premier Commercial common shares.  Heritage common shares trade on Nasdaq under the symbol "HFWA" and Premier Commercial common shares trade on the OTC Pink marketplace under the symbol "PRCB."
We expect the transaction to be tax-free for Premier Commercial shareholders, except with respect to any cash received  by them.  After completion of the merger, based on the issued and outstanding Heritage common shares as of March 8, 2018 and the estimated 2,848,651 Heritage common shares to be issued to Premier Commercial shareholders, and an exchange ratio of 0.4863, Premier Commercial shareholders would own approximately 7.8% of Heritage's common shares (ignoring any Heritage common shares they may already own).
We cannot complete the merger unless the holders of a majority of the outstanding Premier Commercial common shares vote to approve the merger agreement. Your vote is very important. Premier Commercial will hold its special meeting of shareholders on June 15, 2018 to vote on the merger agreement. Your board of directors recommends that you vote FOR approval of the merger agreement and the other items to be considered at the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote on the proposal to approve the merger agreement and the other matters to be considered by following the instructions that accompany your proxy card and casting your vote by internet, by telephone, or by returning your completed, signed, and dated proxy card in the enclosed envelope (please allow a minimum of 10 days for your proxy card to be processed).  Please vote as soon as possible to make sure that your shares are represented at the special meeting. If you do not vote, it will have the same effect as voting against the merger agreement.
We encourage you to read carefully the detailed information about the merger contained in this proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page 12. This proxy statement/prospectus incorporates important business and financial information and risk factors about Heritage that are not included in or delivered with this document. See the section entitled "Where You Can Find More Information" on page 68.

We look forward to seeing you at the special meeting.

Rick A. Roby President and Chief Executive Officer Premier Commercial Bancorp

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the Heritage common shares to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities that Heritage is offering through this proxy statement/prospectus are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of Heritage or Premier Commercial, and they are not insured by the Federal Deposit Insurance Corporation or any other government agency.
This proxy statement/prospectus is dated May 9, 2018 and is first being mailed to Premier Commercial shareholders or otherwise delivered to Premier Commercial shareholders on or about May 14, 2018.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Heritage from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Heritage at no cost from the SEC's website at www.sec.gov or by requesting them in writing or by telephone from Heritage:

Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
Attn: Investor Relations
(360) 943-1500

All website addresses given in this proxy statement/prospectus are for information only and are not intended to be an active link or to incorporate any website information into this proxy statement/prospectus.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated May 9, 2018, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of the date of the document that includes such information. Neither the mailing of this proxy statement/prospectus to Premier Commercial shareholders nor the issuance by Heritage of Heritage common shares in connection with the merger will create any implication to the contrary.

Please note that copies of this proxy statement/prospectus provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding Heritage has been provided by Heritage and information contained in this proxy statement/prospectus  regarding Premier Commercial has been provided by Premier Commercial.

If you would like to request documents, please do so by June 1, 2018 in order to receive them before Premier Commercial's special meeting of shareholders. See the section entitled "Where You Can Find More Information" on page 68.

Premier Commercial Bancorp
 314 East Main Street
Hillsboro, Oregon 97123

NOTICE OF SPECIAL MEETING OF PREMIER COMMERCIAL SHAREHOLDERS

•	Date:	June 15, 2018
•	Time:	10:00 a.m., Pacific Time
•	Place:	Walters Cultural Arts Center 527 East Main Street Hillsboro, Oregon 97123

TO OUR SHAREHOLDERS:
We are pleased to notify you of and invite you to attend a special meeting of shareholders. At the special meeting, you will be asked to vote on the following matters:
•
approval of the Agreement and Plan of Merger, dated as of March 8, 2018, by and between Heritage Financial Corporation ("Heritage") and Premier Commercial Bancorp ("Premier Commercial") (the "merger agreement"). The merger agreement provides the terms and conditions under which it is proposed that Premier Commercial merge with and into Heritage, as described in the accompanying proxy statement/prospectus;

•
a proposal of the Premier Commercial board of directors to adjourn or postpone the special meeting, if necessary or appropriate to solicit additional proxies in favor of the merger agreement (which we refer to as the "adjournment proposal"); and

•	any other business that may be properly submitted to a vote at the special meeting or any adjournment or postponement of the special meeting.
Only shareholders of record at the close of business on May 2, 2018 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. The affirmative vote of the holders of a majority of the outstanding Premier Commercial common shares as of that date is required to approve the merger agreement. The adjournment proposal will be approved if a majority of the votes cast are voted in favor of the proposal.
In connection with the proposed merger, you may exercise dissenters' rights as provided under the Oregon Revised Statutes ("ORS") 60.551 through 60.594.  If you meet all of the requirements under applicable Oregon law, and follow all of its required procedures, you may receive cash in the amount equal to the fair value of your shares. The procedure for exercising your dissenters' rights is summarized under the heading "Dissenters' Rights" in the attached proxy statement/prospectus. The relevant Oregon statutory provisions regarding dissenters' rights are attached to this document as Appendix C.
Premier Commercial's board of directors has unanimously approved the merger agreement, believes that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Premier Commercial and its shareholders, and unanimously recommends that Premier Commercial shareholders vote "FOR" the approval of the merger agreement and "FOR" the adjournment proposal.

Your vote is very important. To ensure that your shares are voted at the special meeting, please follow the instructions that accompany your proxy card and cast your vot by internet, by telephone, or by returning you completed, signed, and dated proxy card in the enclosed envelope (please allow a minimum of 10 days for your proxy card to be processed).

BY ORDER OF THE BOARD OF DIRECTORS

May 14, 2018	Bob Ekblad Secretary

TABLE OF CONTENTS

Questions and Answers About the Merger AND THE PREMIER COMMERCIAL SPECIAL MEETING	1
SPECIAL MEETING	1
Summary	5
Risk Factors	12
Risks Related to the Merger	12
Risks Relating to Heritage and Heritage's Business	14
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	14
Selected Consolidated Financial Information of Heritage	16
Selected Consolidated Financial Information of Premier Commercial	18
UNAUDITED Pro Forma PER SHARE DATA	20
Market Price Data and Dividend Information	21
Comparative Market Price Information	21
Historical Market Prices and Dividend Information	21
The Special meeting of Premier Commercial Shareholders	23
Voting and Proxy Procedure	23
Proxy Solicitation	25
Security Ownership of Management and Certain Beneficial Owners	25
The Merger	27
General	27
Background of the Merger	27
Recommendation of the Premier Commercial Board of Directors and Reasons of Premier Commercial for the Merger	29
Opinion of Premier Commercial's Financial Advisor	30
Reasons of Heritage for the Merger	41
Conversion of Shares and Exchange of Certificates	41
Regulatory Approvals Required for the Merger	41
Accounting Treatment	42
Interests of Certain Persons in the Merger	42
Method of Effecting the Acquisition	45
Effective Time	45
Declaration and Payment of Dividends and Stock Transfers	46
No Fractional Shares	46
Share Matters	46
Public Trading Markets	46
THE MERGER AGREEMENT	46
The Merger	47
Effective Time and Completion of the Merger	47
Consideration to be Received in the Merger	47
Exchange Procedures	47
Conduct of Business Pending the Merger	49
Agreement Not to Solicit Other Offers	51
Representations and Warranties	52
Special Meeting and Recommendation of Premier Commercial's Board of Directors	53
Conditions to Completion of the Merger	54
Termination of the Merger Agreement	55
Employee and Benefit Plan Matters	56
Indemnification and Continuance of Director and Officer Liability Coverage	57
Expenses	57
Amendment, Waiver and Extension of the Merger Agreement	57
Voting Agreements	57
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	58
Tax Consequences of the Merger Generally	59
Cash Received In Lieu of a Fractional Heritage Common Share	60
Cash Received on Exercise of Dissenters' Rights	61

i

Cash Received as Part of Merger Consideration	61
Net Investment Income Tax	62
Information Reporting and Backup Withholding	62
Description of Heritage Capital Stock	63
General	63
Common Shares	63
Preferred Shares	63
Other Anti-Takeover Provisions	64
Transfer Agent	64
Comparison of RIGHTS OF Premier Commercial COMMON SHARES AND HERITAGE COMMON SHARES	64
Authorized Shares	64
Restrictions on Voting Rights	64
Number of Directors and Directors' Terms	65
Removal of Directors	65
Filling Vacancies on the Board of Directors	65
Special Meetings of Shareholders and Action Without a Meeting	66
Amendment of Articles of Incorporation and Bylaws	66
Business Combinations with Certain Persons	66
Dissenters' Rights	66
ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING	68
OTHER MATTERS	68
LEGAL MATTERS	68
Experts	68
Where You Can Find More Information	68

Appendix A	Agreement and Plan of Merger	A-1
Appendix B	Opinion of Sandler O'Neill & Partners, L.P..	B-1
Appendix C	Oregon Dissenters' Rights Statute	C-1

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE PREMIER COMMERCIAL
SPECIAL MEETING
The following are some of the questions that you, as a shareholder of Premier Commercial, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this document in its entirety prior to making any decision as to your Premier Commercial common shares and the merger agreement.
Q1:            Why do Premier Commercial and Heritage want to merge?
A1.            We want to merge because we each believe the merger will benefit our community, customers, employees and shareholders. We each have long been committed to serving our local customer base. In addition, for Premier Commercial, the merger will allow its customers access to a number of products and services that cannot be offered to them now on a cost-effective basis, and will expand the number of branch locations available to them.
Q2:            What will Premier Commercial shareholders receive in the merger?
A2:            Each outstanding share of Premier Commercial common stock (except for dissenting shares) will be converted into the right to receive, promptly following the completion of the merger, 0.4863 of a share of Heritage common stock  (which we refer to as the "merger consideration").  Heritage will not issue any fractional shares of Heritage common stock in the merger.  Premier Commercial shareholders who would otherwise be entitled to a fractional share of Heritage common stock upon completion of the merger will instead receive an amount in cash (rounded to the nearest cent) equal to the fractional share interest multiplied by the average of the daily volume weighted closing price (rounded to the nearest one ten thousandth) of Heritage common stock on Nasdaq  for the twenty trading days ending on the fifth trading day immediately preceding the day the merger is completed (which we refer to as the "Heritage average closing price").
Q3:            Will the value of the merger consideration change between the date of this document and the time the merger is  completed?
A3:            Yes. Although the number of Heritage common shares that Premier Commercial shareholders will receive in the merger will be fixed based on the exchange ratio, the value of the merger consideration will fluctuate between the date of this document and the completion of the merger based upon the market value of the Heritage common shares.  Therefore, in these circumstances, any fluctuation in the market price of Heritage common shares after the date of this document will change the value of the Heritage common shares that Premier Commercial shareholders will receive.
Q4:            What is being voted on at the special meeting?
A4:            Premier Commercial shareholders will be voting on the approval of the merger agreement, as well as any proposal of the Premier Commercial board of directors to adjourn or postpone the special meeting, if necessary or appropriate to solicit additional proxies in favor of the merger agreement (which we refer to as the "adjournment proposal").
Q5:            Who is entitled to vote at the special meeting?
A5:            Premier Commercial shareholders of record at the close of business on May 2, 2018, the record date for the special meeting, are entitled to receive notice of and to vote on matters that come before the special meeting and any adjournments or postponements of the special meeting. However, a Premier Commercial shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the special meeting.
Q6:            How do I vote?
A6:            After carefully reading and considering the information contained in this document, please follow the instructions that accompany your proxy card, and cast your vote as soon as possible by internet, by telephone, or by returning your completed, signed and dated proxy card in the enclosed envelope (please allow a minimum of 10 days for your proxy card to be processed). You may also attend the special meeting and vote in person. Even if you are planning to attend the special meeting, we request that you cast your vote by internet, by telephone or by proxy card. For more detailed information, please see the section entitled "The Special Meeting of Premier Commercial Shareholders" beginning on page 23.

Q7:            How many votes do I have?
A7:            Each Premier Commercial common share that you own as of the record date entitles you to one vote. As of the close of business on May 2, 2018, there were 5,857,806 outstanding Premier Commercial common shares.  As of that date, 14.7% of the outstanding Premier Commercial common shares entitled to vote was held by directors and executive officers of Premier Commercial and their respective affiliates.
Q8:            What constitutes a quorum at the special meeting?
A8:            The presence of the holders of a majority of the shares entitled to vote at the special meeting constitutes a quorum. Presence may be in person or by proxy. You will be considered part of the quorum if you vote by internet, if you vote by telephone, if you return a signed and dated proxy card, or if you vote in person at the special meeting.
Q9:            Why is my vote important?
A9:            If you do not vote by proxy or in person at the special meeting, it will be more difficult for Premier Commercial to obtain the necessary quorum to hold its special meeting. In addition, if you fail to vote, by proxy or in person, it will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the holders of a majority of the outstanding Premier Commercial common shares entitled to vote at the special meeting. If you are the record holder of your shares (meaning a share certificate has been issued in your name and/or your name appears on Premier Commercial's stock ledger) and you respond but do not indicate how you want to vote, your proxy will be counted as a vote in favor of approval of the merger agreement, as well as a vote in favor of approval of the adjournment proposal. If your shares are held in street name with a broker, your broker will vote your shares on the merger agreement proposal only if you provide instructions to it on how to vote. Shares that are not voted because you do not properly instruct your broker will have the effect of votes against approval of the merger agreement.
If you respond and abstain from voting, your abstention will have the same effect as a vote against approval of the merger agreement but will have no effect on the adjournment proposal.
Q10:            What is the recommendation of the Premier Commercial board of directors?
A10:            The Premier Commercial board of directors unanimously recommends a vote "FOR" approval of the merger agreement and "FOR" approval of the adjournment proposal.
Q11:            What if I return my proxy but do not mark it to show how I am voting?
A11:            If your proxy card is signed and returned without specifying your choice, your shares will be voted in favor of approval of both the merger agreement and adjournment proposal in accordance with the recommendation of the Premier Commercial board of directors.
Q12:            Can I change my vote after I have mailed my signed proxy card?
A12:            Yes. If you are a holder of record of Premier Commercial common shares, you may revoke your proxy at any time before it is voted by:
• voting by internet at a later time but prior to the special meeting,
• signing and returning a proxy card with a later date,
• delivering a written revocation to Premier Commercial's corporate secretary, or
• attending the special meeting in person and voting by ballot at the special meeting.
Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Premier Commercial after the vote is taken at the special meeting will not affect your previously submitted proxy. Premier Commercial's corporate secretary's mailing address is: Corporate Secretary, Premier Commercial Bancorp, 314 East Main Street, Hillsboro, Oregon 97123. If your shares are held in "street name" through a bank or broker, you should contact your bank or broker to change your voting instructions.
Q13:            What regulatory approvals are required to complete the merger?
A13:            Promptly following the merger, Premier Commercial's subsidiary bank, Premier Community Bank, will be merged with and into Heritage's subsidiary bank, Heritage Bank, which we often refer to in this document as the "bank merger." In order to complete the merger, Heritage and Premier Commercial must first obtain all regulatory approvals, consents and orders required in connection with the merger and the bank merger. Accordingly, the parties must obtain the approval of or waiver by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the approval of the Federal Deposit Insurance Corporation (the "FDIC"), Oregon Division of Finance and Corporate Securities ("Oregon Division") and the Washington State Department of Financial Institutions (the "WDFI"). Applications were filed with the FDIC, Oregon Division and WDFI on March 30, 2018.  The parties expect to submit a waiver request to the Federal Reserve Board in May, 2018.
Q14:            Do I have dissenters' or appraisal rights with respect to the merger?
A14:            Yes. Under Oregon law, you have the right to dissent from the merger. To exercise dissenters' rights of appraisal you must strictly follow the procedures prescribed by the Oregon Revised Statutes, or the ORS. To review these procedures in more detail, see the section entitled "Dissenters' Rights" beginning on page 66, and Appendix C of this proxy statement/prospectus.
Q15:            What are the material U.S. federal income tax consequences of the merger to me?
A15:            The merger is expected to qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to throughout this proxy statement/prospectus as the Code. As a result, we expect that Premier Commercial shareholders receiving Heritage common shares in the merger will not recognize gain or loss as a result of the merger, except to the extent they receive cash in lieu of a fractional Heritage common share or as part of the merger consideration.
For further information concerning U.S. federal income tax consequences of the merger, see the section entitled  "Material United States Federal Income Tax Consequences of the Merger" beginning on page 58.
Q16:            What risks should I consider before I vote on the merger?
A16:            We encourage you to read carefully the detailed information about the merger contained in this document, including the section entitled "Risk Factors" beginning on page 12.
Q17:            When do you expect to complete the merger?
                A17:            We are working to complete the merger in the quarter ending September 30, 2018. We must first obtain the necessary regulatory approvals and the approval of Premier Commercial's shareholders at the special meeting. In the event of delays, the date for completing the merger can occur as late as November 1, 2018, after which Premier Commercial and Heritage would need to mutually agree to extend the closing date of the merger. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.
Q18:  What happens if the merger is not completed?
A18:            If the merger is not completed, holders of Premier Commercial common shares will not receive any consideration for their shares in connection with the merger. Instead, Premier Commercial will remain an independent company and its common shares will continue to be traded on the OTC Pink marketplace. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Premier Commercial. See "The Merger Agreement—Termination of the Merger Agreement" beginning on page 55 for a complete discussion of the circumstances under which a termination fee would be required to be paid.
Q19:            If I am a holder of Premier Commercial common shares in certificated form, should I send in my Premier  Commercial share certificates now?
A19:            No. Please do not send in your Premier Commercial share certificates with your proxy. After completion of the merger, the exchange agent will send you instructions for exchanging Premier Commercial share certificates for the merger consideration. See "The Merger Agreement—Exchange Procedures."
Q20:            What should I do if I hold my Premier Commercial common shares in book-entry form at a bank or broker?
A20:            You are not required to take any special additional actions if your Premier Commercial common shares are held in book-entry form at a bank or broker. After the completion of the merger, the exchange agent will send you instructions for converting your book entry shares for the merger consideration. See "The Merger Agreement—Exchange Procedures."

Q21:            Whom should I contact with questions or to obtain additional copies of this document?
    A21: Premier Commercial Bancorp
    314 East Main Street
    Hillsboro, Oregon 97123
    Attn: Investor Relations
    (503) 693-7500

SUMMARY
This summary highlights selected information about the merger but may not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this document refers for a more complete understanding of the matters being considered at the special meeting. See the section entitled "Where You Can Find More Information" beginning on page 68. Unless we have stated otherwise, all references in this document to Heritage are to Heritage Financial Corporation, all references to Premier Commercial are to Premier Commercial Bancorp and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of March 8, 2018, between Heritage and Premier Commercial, a copy of which is attached as Appendix A to this document. In this document, we often refer to the "combined company," which means, following the merger, Heritage and its subsidiaries, including Premier Commercial's subsidiaries. References to "we," "us" and "our" in this document mean Heritage and Premier Commercial together.
The companies

Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
Attn: Investor Relations
 (360) 943-1500
Heritage is a bank holding company incorporated under the laws of the State of Washington and the parent company of Heritage Bank, a state-chartered, FDIC-insured bank with 60 banking offices located in Washington and Oregon. Heritage is subject to regulation by the Federal Reserve Board and Heritage Bank is examined and regulated by the WDFI and the FDIC.  Heritage Bank, a full service commercial bank, does business under the Central Valley Bank name in the Yakima and Kittitas counties of Washington and under the Whidbey Island Bank name on Whidbey Island.  Heritage had total consolidated assets of approximately $4.1 billion, total deposits of approximately $3.4 billion and total consolidated stockholders' equity of approximately $505.3 million at December 31, 2017. Heritage's principal executive offices are located at 201 Fifth Avenue SW, Olympia, Washington 98501 and its telephone number is (360) 943-1500. Heritage trades on the Nasdaq Global Select Market under the symbol "HFWA."

Premier Commercial Bancorp
314 East Main Street
Hillsboro, Oregon 97123
Attn: Investor Relations
 (503) 693-7500
Premier Commercial is a bank holding company for Premier Community Bank. Premier Commercial's business activities generally are limited to passive investment activities and oversight of its investment in Premier Community Bank. As a bank holding company, Premier Commercial is subject to regulation by the Federal Reserve Board. Premier Community Bank is examined and regulated by the Oregon Division and by the FDIC. Premier Commercial was formed in 2002 as a holding company for Premier Community Bank which was opened in 1999 by local business people to deliver loan and deposit product solutions through experienced and professional bankers to businesses, nonprofits, professionals, and individuals. Premier Community Bank serves the greater Portland Metropolitan area with four offices in Washington County, one office in Multnomah County, and also serves Yamhill County with an office in Newberg.  Premier Commercial had total consolidated assets of approximately $400.5 million, total deposits of approximately $330.6 million and total consolidated stockholders' equity of approximately $40.0 million at December 31, 2017. Premier Commercial's principal executive offices are located at 314 East Main Street, Hillsboro, Oregon 97123, and its telephone number is (503) 693-7500. Premier Commercial trades on the OTC Pink marketplace under the symbol "PRCB."
The merger (Page 27)

We propose a merger in which Premier Commercial will merge with and into Heritage and a follow-up merger in which Premier Community Bank will merge with and into Heritage Bank. As a result of the mergers, Premier Commercial will cease to exist as a separate corporation and Premier Community Bank will cease to exist as a separate financial institution. In the merger, Premier Commercial will merge with and into Heritage, with Heritage as the surviving corporation. Immediately following the merger, Premier Commercial's wholly owned subsidiary bank, Premier Community Bank, will merge with and into Heritage's wholly owned subsidiary bank, Heritage Bank, with Heritage Bank as the surviving institution.
Based on the number of Heritage common shares and Premier Commercial common shares outstanding as of May 2, 2018, Premier Commercial shareholders will collectively own up to approximately 7.8% of the outstanding Heritage common shares after the merger. See the section entitled "The Merger Agreement—Consideration to be Received in the Merger."

We expect the merger of Premier Commercial and Heritage to be completed during the quarter ending September 30, 2018.  If the merger is not completed by November 1, 2018, Premier Commercial and Heritage would need to mutually agree to extend the closing date of the merger.
Approval of the merger agreement requires the affirmative vote, in person or by proxy, of a majority of the outstanding Premier Commercial common shares. No vote of Heritage shareholders is required (or will be sought) in connection with the merger.
The merger agreement (Page 46)

The merger agreement is described beginning on page 46. The merger agreement also is attached as Appendix A to this document. We urge you to read the merger agreement in its entirety because it contains important provisions governing the terms and conditions of the merger.
Consideration to be received in the merger (Page 47)
In the merger, Premier Commercial shareholders will have the right, with respect to each of their Premier Commercial common shares, to receive, as described below, an amount of Heritage common shares equal to the exchange ratio, which is 0.4863. The value of the consideration to be received by Premier Commercial shareholders in the merger will vary with the trading price of Heritage common shares between now and the completion of the merger. See "The Merger Agreement-Consideration to be Received in the Merger."

Premier Commercial shareholders will own approximately 7.8% of the outstanding Heritage common shares after the merger (Page 47)

Based on the number of Heritage common shares and Premier Commercial common shares (inclusive of shares of restricted stock) outstanding as of May 2, 2018, Premier Commercial shareholders will collectively own approximately 7.8% of the outstanding Heritage common shares after the merger. See the section entitled "The Merger Agreement—Consideration to be Received in the Merger."
Recommendation of the Premier Commercial board of directors and reasons of Premier Commercial for the merger (Page 29)
The Premier Commercial board of directors believes the merger is in the best interests of Premier Commercial and the Premier Commercial shareholders. The Premier Commercial board of directors unanimously recommends that Premier Commercial shareholders vote "FOR" the approval of the merger agreement. For the factors considered by the Premier Commercial board of directors in reaching its decision to approve the merger agreement and making its recommendation, see  "The Merger—Recommendation of the Premier Commercial Board of Directors and Reasons of Premier Commercial for the Merger."
Opinion of Premier Commercial's financial advisor (Page 30)
In connection with the merger, Premier Commercial's financial advisor, Sandler O'Neill & Partners, L.P. or Sandler O'Neill, delivered a written opinion, dated March 8, 2018, to the Premier Commercial board of directors as to the fairness, from a financial point of view and as of such date, to the holders of Premier Commercial common shares of the exchange ratio in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O'Neill in preparing the opinion, is attached as Appendix B to this proxy statement/prospectus.  You should read the opinion and the description of Sandler O'Neill's opinion contained in this proxy statement/prospectus carefully in their entirety.
Sandler O'Neill's opinion speaks only as of the date of the opinion.  The opinion of Sandler O'Neill does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the merger.  The opinion was for the information of, and was directed to, the Premier Commercial board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion does not constitute a recommendation to the Premier Commercial board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Premier Commercial common shares or any shareholder of any other person as to how to vote in connection with the merger or any other matter.  Sandler O'Neill's opinion does not address the underlying business decision of Premier Commercial to engage in the merger or enter into the merger agreement, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Premier Commercial or the effect of any other transaction in which Premier Commercial might engage.

Share price information (Page 21)

Heritage common shares are traded on Nasdaq under the symbol "HFWA." Premier Commercial common shares are traded on the OTC Pink marketplace under the symbol "PRCB."

The following table sets forth (a) the last reported sale prices per share of Heritage common shares on (i) March 8, 2018, the last trading day preceding public announcement of the signing of the merger agreement and (ii) May 8, 2018, the last practicable date prior to the mailing of this proxy statement/prospectus and (b) the equivalent price per Premier Commercial share, determined by multiplying 0.4863 exchange ratio by such prices.

	Historical market value per share of Heritage	Equivalent value per share of Premier Commercial
March 8, 2018	$31.10	$15.12
May 8, 2018	31.70	15.42

Premier Commercial's directors and executive officers have interests in the merger that differ from, or are in addition to, your interests in the merger (Page 42)

You should be aware that some of the directors and executive officers of Premier Commercial have interests in the merger that are different from, or are in addition to, the interests of Premier Commercial shareholders. These interests may create potential conflicts of interest. Premier Commercial's board of directors was aware of and considered these interests, among other matters, when making its decisions to approve the merger agreement and in recommending that Premier Commercial shareholders vote in favor of approving the merger agreement. These include the following:
•
Robert Ekblad and Jason Wessling  hold Premier Commercial restricted stock awards that will vest as part of the merger and such executive officers will receive the merger consideration for such restricted stock awards;

•
Rick Roby, Frederick Johnson and Robert Ekblad have entered into transitional employment agreements with Heritage Bank that will be effective upon completion of the merger. Mr. Roby's agreement is for a 90 day period following the effective time of the merger, Mr. Johnson's is for a period from the effective time of the merger until approximately six months after core system conversion is completed or April 30, 2019, whichever occurs first,  and Mr. Ekblad's is for a period from the effective time of the merger until thirty days after the core system conversion is completed or March 31, 2019, whichever occurs first;

•
Rick Roby, Frederick Johnson, Robert Ekblad and Jason Wessling will receive change in control payments of $783,945, $603,980, $580,060 and $110,000, respectively, subject to reduction in the case of Mr.Ekblad to avoid adverse tax consequences and penalties, as provided in their existing employment agreements;

•	Frederick Johnson and Robert Ekblad are eligible to receive integration bonuses, in the amount of $50,000 each, provided they remain employed through the end of their respective terms;
•	Robert Ekblad will receive enhanced benefits under the 2015 Premier Community Bank Salary Continuation Plan;
•
Premier Commercial's directors and executive officers will receive indemnification from Heritage for their past acts and omissions in their capacities as directors and officers as well as continuing insurance coverage with respect thereto for a period of six years after completion of the merger, to the fullest extent permitted under Premier Commercial's organizational documents and to the fullest extent otherwise permitted by law; and

•
Each director and executive officer has entered into a voting agreement in favor of Heritage agreeing to vote his or her Premier Commercial common shares for approval of the merger agreement and approval of the adjournment proposal.

For a more complete description of these interests, see "The Merger – Interests of Certain Persons in the Merger" on page 42.
Material United States federal income tax considerations of the merger (Page 58)
The merger is expected to qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code. As a result, we expect that Premier Commercial shareholders receiving Heritage common shares in the merger will not recognize gain or loss as a result of the merger, except to the extent they receive cash in lieu of a fractional Heritage common share or as part of the merger consideration.
For further information concerning U.S. federal income tax consequences of the merger, please see "Material United States Federal Income Tax Consequences of the Merger" beginning on page 58.
Tax matters are very complicated and the consequences of the merger to any particular Premier Commercial shareholder will depend on that shareholder's particular facts and circumstances. Premier Commercial shareholders are urged to consult their own tax advisors to determine their own tax consequences from the merger.
Following the merger, you will be entitled to receive any dividends that Heritage pays on its common shares (Page 21).

After the merger, you will receive dividends, if any, that Heritage pays on its common shares. During 2017, Heritage has paid regular quarterly cash dividends of $0.12 per share on February 23, 2017, $0.13 per share on May 24, 2017, $0.13 per share on August 24, 2017, and $0.13 per share on November 22, 2017.  In addition, Heritage paid a special cash dividend of $0.10 per share on November 22, 2017.  Heritage paid a regular quarterly cash dividend of $0.15 per share on February 21, 2018.
Accounting treatment (Page 42)

The merger will be accounted for as an acquisition of Premier Commercial by Heritage under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.
In order to complete the merger, we must first obtain certain regulatory approvals (Page 54)

In order to complete the merger, Heritage and Premier Commercial must first obtain all regulatory approvals, consents or waivers required in connection with the merger and the bank merger. Accordingly, the parties must obtain the approval of or waiver by the Federal Reserve Board, the approval of the FDIC and the approval of the Oregon Division and the WDFI. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition. Applications with the FDIC, the Oregon Division and the WDFI were filed on March 30, 2018.  The parties expect to submit a waiver request to the Federal Reserve Board in May, 2018.
There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See the section entitled "The Merger Agreement—Conditions to Completion of the Merger" on page 54.
Premier Commercial shareholders have dissenters' rights (Page 66)

Premier Commercial shareholders have the right under Oregon law to dissent from the merger, obtain the fair value of their Premier Commercial common shares, and receive cash equal to the fair value of their Premier Commercial common shares plus accrued interest (without giving effect to the merger) instead of receiving the merger consideration. To exercise dissenters' rights, among other things, a Premier Commercial shareholder must (i) provide notice of dissent to Premier Commercial that complies with the requirements of Oregon law prior to the vote of its shareholders on the merger agreement with respect to all shares beneficially owned by such shareholder, and (ii) not vote in favor of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Premier Commercial represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder's statutory dissenters' rights.
If you dissent from the merger agreement and you satisfy the other requirements of Oregon law relating to the exercise of dissenter's  rights,  then your Premier Commercial common shares will not be exchanged for Heritage common shares in the merger, and your only right will be to receive the fair value of your Premier Commercial common shares, plus accrued interest, pursuant to the settlement procedures under Oregon law or by judicial appraisal if you are unable to agree. The appraised value may be more or less than the consideration you would receive under the terms of the merger agreement, and will be based upon the value of Premier Commercial common shares without giving effect to the merger. If you exercise dissenters' rights, any cash you receive for your Premier Commercial common shares that results in a gain or loss will be immediately recognizable for federal income tax purposes. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote "FOR" the merger agreement and a waiver of your dissenters' rights. A vote "AGAINST" the merger agreement does not dispense with the other requirements to exercise dissenters' rights under Oregon law.

A shareholder electing to dissent from the merger agreement must strictly comply with all procedures required under Oregon law. These procedures are described more fully beginning on page 66 of this proxy statement/prospectus, and a copy of the relevant Oregon statutory provisions regarding dissenters' rights is included as Appendix C to this proxy statement/prospectus.
Additional conditions to consummation of the merger (Page 54)

In addition to the regulatory approvals, the consummation of the merger depends on a number of conditions being met, including, among others:
•	approval of the merger agreement by the holders of a majority of all outstanding Premier Commercial common shares;
•	authorization of the Heritage common shares to be issued in the merger for listing on Nasdaq;
•	the effectiveness of a registration statement on Form S-4 with the SEC in connection with the issuance of Heritage common shares in the merger;
•	absence of any order, injunction, decree or law preventing or making illegal completion of the merger or the bank merger;
•	receipt by each party of an opinion from such party's tax counsel that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes;
•	accuracy of the representations and warranties of Premier Commercial and Heritage, subject to the standards set forth in the closing conditions of the merger agreement;
•	performance in all material respects by Premier Commercial and Heritage of all obligations required to be performed by either of them under the merger agreement;
•	dissenting shares shall be less than 10% of the issued and outstanding Premier Commercial common shares; and
•	receipt of certain third-party consents by Premier Commercial.
Where the law permits, either Heritage or Premier Commercial could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.
In addition, after Premier Commercial's shareholders have adopted the merger agreement, we may not amend the merger agreement to reduce the amount or change the form of consideration to be received by Premier Commercial shareholders in the merger without the approval of Premier Commercial shareholders as required by law.
We may decide not to complete the merger (Page 55)

Premier Commercial and Heritage, by mutual consent, can agree at any time not to complete the merger, even if the shareholders of Premier Commercial have voted to approve the merger agreement. Also, either party can decide, without the consent of the other, not to complete the merger in a number of other situations, including:
•
if any governmental entity that must grant a required regulatory approval of the merger or the bank merger has denied such approval and such denial has become final and nonappealable, unless the denial is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of that party set forth in the merger agreement;

•
if any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger;

•
failure to complete the merger by November 1, 2018, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of that party;

•
if the other party has breached any of its covenants, agreements, representations or warranties contained in the merger agreement based on the closing condition standards set forth in the merger agreement, and the party seeking to terminate is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and the breach is not cured within thirty (30) days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured within such thirty (30) day period;

•
if the approval of the shareholders of Premier Commercial contemplated by the merger agreement is not obtained by reason of the failure to obtain the vote required at the Premier Commercial special meeting, except this right may not be exercised by Premier Commercial if Premier Commercial or its board of directors has committed an act that would entitle Heritage to terminate the merger agreement and receive the termination fee specified in the merger agreement; and

•
if the Heritage average closing price is less than $25.50 and Heritage's common stock underperforms the KBW Regional Bank Index by more than 20% during the period commencing on December 8, 2017 and ending on the fifth trading day immediately prior to the closing date.  If Premier Commercial elects to terminate the merger agreement, Heritage would have the option to avoid the termination by adjusting the exchange ratio, or providing a cash component, so that the value of the merger consideration is equal to $12.40 based upon the Heritage average closing price.

Heritage, without the consent of Premier Commercial, can terminate:
•
if the board of directors of Premier Commercial fails to recommend to its shareholders the approval of the merger agreement, or adversely changes, or publicly announces its intention to adversely change its recommendation.

Premier Commercial, without the consent of Heritage, can terminate:
•
prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Premier Commercial has not materially breached the merger agreement provisions outlined in "The Merger Agreement—Agreement Not to Solicit Other Offers" on page 51.

Under some circumstances, Premier Commercial will be required to pay a termination fee to Heritage if the merger agreement is terminated (Page 55)

Premier Commercial must pay Heritage a termination fee of $3.45 million if:
•
Heritage terminates the merger agreement as a result of: (i) the Premier Commercial board of directors failing to recommend the approval of the merger agreement or adversely changing or publicly announcing its intention to adversely change its recommendation and the Premier Commercial shareholders failing to approve the merger agreement; (ii) Premier Commercial breaching its nonsolicitation or related obligations as provided in the merger agreement; or (iii) Premier Commercial refuses to call or hold the special meeting for a reason other than that the merger agreement has been previously terminated;

•
Premier Commercial terminates the merger agreement prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Premier Commercial has not materially breached its nonsolicitation and related obligations as provided in the merger agreement; and

•
if the merger agreement is terminated by either party as a result of the failure of Premier Commercial's shareholders to approve the merger agreement and if, prior to such termination, there is publicly announced a proposal for a tender or exchange offer, for a merger or consolidation or other business combination involving Premier Commercial or Premier Community Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Premier Commercial or Premier Community Bank and, within one year of the termination, Premier Commercial or Premier Community Bank either enters into a definitive agreement with respect to that type of transaction or consummates that type of transaction.

Comparison of shareholder rights (Page 64)

The conversion of your Premier Commercial common shares into the right to receive Heritage common shares in the merger will result in differences between your rights as a Premier Commercial shareholder, which are governed by the Oregon Business Corporation Act ("OBCA") and Premier Commercial's Articles of Incorporation and Bylaws, and your rights as a

Heritage shareholder, which are governed by the Washington Business Corporation Act ("WBCA") and Heritage's Restated Articles of Incorporation and Amended and Restated Bylaws.
The special meeting (Page 23)
Meeting Information and Vote Requirements

The special meeting of Premier Commercial's shareholders will be held on Friday, June 15, 2018, at 10:00 a.m., Pacific Time, at the Walters Cultural Arts Center, located at 527 East Main Street, Hillsboro, Oregon 97123 unless adjourned or postponed. At the special meeting, Premier Commercial's shareholders will be asked to:

•	approve the merger agreement; and

•	approve the adjournment proposal.

Shareholders will also be asked to act on any other business that may be properly submitted to a vote at the special meeting or any adjournments or postponements of the special meeting.

You may vote at the special meeting if you owned Premier Commercial common shares as of the close of business on May 2, 2018. You may cast one vote for each Premier Commercial common share you owned at that time. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding Premier Commercial common shares. If you mark "ABSTAIN" on your proxy, or fail to submit a proxy and fail to vote in person at the Premier Commercial special meeting or if your shares are held in street name and you fail to instruct your bank or broker how to vote with respect to the merger agreement, it will have the same effect as a vote "AGAINST" the merger agreement.
Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you mark "ABSTAIN" on your proxy, or fail to submit a proxy and fail to vote in person at the special meeting or if your shares are in street name and you fail to instruct your bank or broker how to vote with respect to the adjournment proposal, it will have no effect on such proposal.

RISK FACTORS
By voting in favor of the merger agreement, you will be choosing to invest in the common shares of Heritage as combined with Premier Commercial. An investment in the combined company's common shares involves a high degree of risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" on page 14, you should carefully consider the matters described below in determining whether to vote in favor of approval of the merger agreement.
Risks Related to the Merger
Because the market price of Heritage common shares will fluctuate, Premier Commercial shareholders cannot be sure of the value of the merger consideration they will receive.
Upon completion of the merger, each Premier Commercial common share will be converted into the right to receive merger consideration consisting of a number of Heritage common shares equal to the exchange ratio pursuant to the terms of the merger agreement. The number of Heritage common shares to be received by a Premier Commercial shareholder will be determined based on a fixed exchange ratio of 0.4863 Heritage common shares for each Premier Commercial common share. Accordingly, the value of the merger consideration to be received by the Premier Commercial shareholders will be based on the value of the Heritage common shares. The value of the Heritage common shares to be received by Premier Commercial shareholders in the  merger may vary from the value as of the date we announced the merger, the date that this document was mailed to Premier Commercial shareholders, the date of the Premier Commercial special meeting, and the closing date of the merger. Any change in the market price of Heritage common shares prior to completion of the merger will affect the value of the merger consideration that Premier Commercial shareholders will receive upon completion of the merger. Accordingly, at the time of the Premier Commercial special meeting, Premier Commercial shareholders will not know or be able to calculate the value of the merger consideration they would receive upon completion of the merger. Share price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Heritage and Premier Commercial. Premier Commercial shareholders should obtain current market quotations for Heritage common shares before voting their shares at the Premier Commercial special meeting.

Premier Commercial's shareholders will have less influence as shareholders of Heritage than as shareholders of Premier Commercial.

Premier Commercial's shareholders currently have the right to vote in the election of the board of directors of Premier Commercial and on other matters affecting Premier Commercial. Following the merger, the shareholders of Premier Commercial as a group will hold an ownership interest of  approximately 7.8% of Heritage. When the merger occurs, each Premier Commercial shareholder will become a shareholder of Heritage with a percentage ownership of the combined company much smaller than such shareholder's percentage ownership of Premier Commercial. Because of this, Premier Commercial's shareholders will have less influence on the management and policies of Heritage than they now have on the management and policies of Premier Commercial.
If Heritage is unable to integrate the combined operations successfully, its business and earnings may be negatively affected.

The merger involves the integration of companies that have previously operated independently. Successful integration of Premier Commercial's operations will depend primarily on Heritage's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that Heritage will be able to integrate its post-merger operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of the ongoing business of Heritage or Premier Commercial or possible inconsistencies in standards, controls, procedures and policies. Anticipated economic benefits of the merger are projected to come from various areas that Heritage's management has identified through the due diligence and integration planning process. The elimination and consolidation of duplicate tasks are projected to result in annual cost savings. If Heritage has difficulties with the integration, it might not fully achieve the economic benefits it expects to result from the merger. In addition, Heritage may experience greater than expected costs or difficulties relating to the integration of the business of Premier Commercial, and/or may not realize expected cost savings from the merger within the expected time frame.
The fairness opinion of Premier Commercial's financial advisor received by Premier Commercial's board of directors prior to signing of the merger agreement does not reflect changes in circumstances since the signing of the merger agreement.
Changes in the operations and prospects of Heritage or Premier Commercial or general market and economic conditions, and other factors that may be beyond the control of Heritage and Premier Commercial, may alter the value of Heritage or Premier Commercial or the prices of Heritage common shares or Premier Commercial common shares by the time the merger is completed. The opinion of Premier Commercial's financial advisor, dated March 8, 2018, does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion of Premier Commercial's financial advisor, please refer to "The Merger—Opinion of Premier Commercial's Financial Advisor." For a description of the other factors considered by the board of directors of Premier Commercial in determining to approve the merger agreement, please refer to "The Merger—Recommendation of the Premier Commercial Board of Directors and Reasons of Premier Commercial for the Merger."
The merger agreement limits Premier Commercial's ability to pursue alternatives to the merger.
The merger agreement contains non-solicitation provisions that, subject to limited exceptions, limit Premier Commercial's ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Premier Commercial. Although Premier Commercial's board of directors is permitted to take certain actions in connection with the receipt of a competing acquisition proposal if it determines in good faith that the failure to do so would violate its fiduciary duties, taking such actions could, and other actions (such as withdrawing or modifying its recommendation to Premier Commercial shareholders that they vote in favor of approval of the merger agreement) would, entitle Heritage to terminate the merger agreement and receive a termination fee of $3.45 million. See the section entitled "The Merger Agreement—Termination of the Merger Agreement" on page 55. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Premier Commercial from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Premier Commercial than it might otherwise have proposed to pay. The payment of the termination fee could also have an adverse impact on Premier Commercial's financial condition.
Premier Commercial will be subject to business uncertainties and contractual restrictions while the merger is pending.
Heritage and Premier Commercial have operated and, until the completion of the merger, will continue to operate, independently. Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Premier Commercial and consequently on Heritage. These uncertainties may impair Premier Commercial's ability to attract, retain or motivate key personnel until the merger is consummated, and could cause customers and others that deal with Premier Commercial to seek to change existing business relationships with Premier Commercial. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Heritage. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Heritage, Heritage's business following the merger could be harmed. In addition, the merger agreement restricts Premier Commercial from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Heritage. These restrictions may prevent Premier Commercial from pursuing attractive business opportunities that may arise prior to the completion of the merger. See "The Merger Agreement—Conduct of Businesses Pending the Merger."
Premier Commercial's directors and executive officers have additional interests in the merger.
In deciding how to vote on the approval of the merger agreement, you should be aware that Premier Commercial's directors and executive officers might have interests in the merger that are different from, or in addition to, the interests of Premier Commercial shareholders generally. See the section entitled "The Merger—

Interests of Certain Persons in the Merger." Premier Commercial's board of directors was aware of these interests and considered them when it recommended approval of the merger agreement to the Premier Commercial shareholders.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on Heritage following the merger.
Before the merger and the bank merger may be completed, Heritage and Premier Commercial must obtain approvals from the FDIC, the Oregon Division and the WDFI, and a waiver from the Federal Reserve Board. Other approvals, waivers or consents from regulators may also be required. An adverse development in either party's regulatory standing or other factors could result in an inability to obtain approvals or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. While Heritage and Premier Commercial do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Heritage following the merger, any of which might have an adverse effect on Heritage following the merger. Heritage is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose any unduly burdensome condition upon Heritage following the merger or Heritage Bank following the bank merger. See "The Merger—Regulatory Approvals Required for the Merger" and "The Merger Agreement – Conditions to Completion of the Merger."

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of Heritage common shares or Premier Commercial common shares to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of Premier Commercial's shareholders. If any condition to the merger agreement is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, Heritage and Premier Commercial may terminate the merger agreement under certain circumstances, even if Premier Commercial's shareholders approve the merger agreement. If Heritage and Premier Commercial do not complete the merger, the trading prices of Heritage common shares or Premier Commercial common shares may decline. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and Premier Commercial's board of directors seeks another merger or business combination, Premier Commercial shareholders cannot be certain that Premier Commercial will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Heritage has agreed to provide. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of Heritage and Premier Commercial, including the recognition of the expenses relating to the merger without realizing the economic benefits of the merger. For more information on closing conditions to the merger agreement, see "The Merger Agreement— Conditions to Completion of the Merger" included elsewhere in this proxy statement/prospectus.

Risks Relating to Heritage and Heritage's Business

Heritage is, and will continue to be, subject to the risks described in Heritage's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" included elsewhere in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Heritage and Premier Commercial intend for such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; (iii) statements about expectations regarding the timing of the closing of the merger and the ability to obtain regulatory approvals on a timely basis; and (iv) other statements identified by words such as "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "possible,"  "potential," "strategy," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Heritage's and Premier Commercial's respective management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and beyond Heritage's and Premier Commercial's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	our ability to successfully integrate any assets, liabilities, customers, systems, and personnel;
•
the required regulatory approvals for the merger and bank merger and/or the approval of the merger agreement by the shareholders of Premier Commercial might not be obtained or other conditions to the completion of the merger set forth in the merger agreement might not be satisfied or waived;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;
•	operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
•	adverse governmental or regulatory policies may be enacted;
•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;
•	the global financial markets may experience increased volatility;
•	we may experience adverse changes in our credit rating;
•	we may experience competition from other financial services companies in our markets; and
•	an economic slowdown may adversely affect credit quality and loan originations.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed under "Risk Factors" beginning on page 12 and in Heritage's reports filed with the SEC.
For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Heritage and Premier Commercial claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Heritage and Premier Commercial do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Heritage, Premier Commercial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF HERITAGE
Heritage is providing the following information to aid you in your analysis of the financial aspects of the merger. Heritage derived the information as of and for each of the five years ended December 31, 2013 through December 31, 2017 from its historical audited consolidated financial statements for these fiscal years. The consolidated financial information contained herein is the same historical information that Heritage has presented in its prior filings with the SEC.
This information is only a summary, and you should read it in conjunction with Heritage's consolidated financial statements and notes thereto contained in Heritage's 2017 Annual Report on Form 10-K, which has been incorporated by reference into this document. See the section entitled "Where You Can Find More Information" on page 68.

	At or for the Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Operations Data:
Interest income	$147,880	$138,512	$135,739	$121,106	$71,428
Interest expense	8,346	6,006	6,120	5,681	3,724
Net interest income	139,534	132,506	129,619	115,425	67,704
Provision for loan losses	4,220	4,931	4,372	4,594	3,672
Noninterest income	35,408	31,619	32,268	16,467	9,651
Noninterest expense	110,575	106,473	106,208	99,379	59,515
Income tax expense	18,356	13,803	13,818	6,905	4,593
Net income	41,791	38,918	37,489	21,014	9,575
Earnings per common share
Basic	$1.39	$1.30	$1.25	$0.82	$0.61
Diluted	1.39	1.30	1.25	0.82	0.61
Dividend payout ratio to common shareholders(1)	43.9%	55.4%	42.4%	61.0%	68.9%
Performance Ratios:
Net interest spread(2)	3.83%	3.89%	4.04%	4.45%	4.69%
Net interest margin(3)	3.92	3.96	4.11	4.53	4.80
Efficiency ratio(4)	63.21	64.87	65.61	75.35	76.94
Noninterest expense to average assets	2.78	2.84	3.01	3.49	3.86
Return on average assets	1.05	1.04	1.06	0.74	0.62
Return on average common equity	8.36	8.01	8.08	5.61	4.58
____________________
(1)	Dividend payout ratio is declared dividends per common share divided by diluted earnings per common share.
(2)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(3)	Net interest margin is net interest income divided by average interest earning assets.
(4)	The efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

	At or for the Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets	$4,113,270	$3,878,981	$3,650,792	$3,457,750	$1,659,038
Total loans receivable, net	2,816,985	2,609,666	2,372,296	2,223,348	1,203,096
Investment securities	810,530	794,645	811,869	778,660	199,288
FDIC indemnification asset	-	-	-	1,116	4,382
Goodwill and other intangible assets	125,117	126,403	127,818	129,918	30,980
Deposits	3,393,060	3,229,648	3,108,287	2,906,331	1,399,189
Federal Home Loan Bank advances	92,500	79,600	-	-	-
Junior subordinated debentures	20,009	19,717	19,424	19,082	-
Securities sold under agreement to repurchase	31,821	22,104	23,214	32,181	29,420
Stockholders' equity	508,305	481,763	469,970	454,506	215,762
Financial Measures:
Book value per common share	$16.98	$16.08	$15.68	$15.02	$13.31
Stockholders' equity to assets ratio	12.4%	12.4%	12.9%	13.1%	13.0%
Net loans to deposits (1)	84.0	81.2	77.3	77.5	88.0
Capital Ratios:
Total risk-based capital ratio	12.8%	13.0%	13.7%	15.1%	16.8%
Tier 1 risk-based capital ratio	11.8	12.0	12.7	13.9	15.5
Leverage ratio	10.2	10.3	10.4	10.2	11.3
Common equity Tier 1 capital to risk- weighted assets	11.3	11.4	12.0	N/A	N/A
Asset Quality Ratios:
Nonperforming loans to loans receivable, net (2)	0.38%	0.41%	0.40%	0.51%	0.63%
Allowance for loan losses to loans receivable, net (2)	1.13	1.18	1.24	1.23	2.34
Allowance for loan losses to nonperforming loans (2)	299.79	284.93	307.67	239.62	372.16
Nonperforming assets to total assets (2)	0.26	0.30	0.32	0.43	0.74
Net charge-off on loans to average loans receivable, net	0.12	0.14	0.10	0.30	0.31
Other Data:
Number of banking offices	59	63	67	66	35
Number of full-time equivalent employees	735	760	717	748	373
Deposits per branch	$57,509	$51,264	$46,392	$44,035	$39,977
Assets per full-time equivalent	5,596	5,104	5,092	4,623	4,448
(1)	Loans receivable, net of deferred costs divided by deposits.
(2)	At December 31, 2017, 2016, 2015, 2014 and 2013, $1.9 million, $2.8 million, $1.3 million, $1.6 million and $1.7 million of nonaccrual loans were guaranteed by government agencies, respectively.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF PREMIER COMMERCIAL
Premier Commercial is providing the following information to aid you in your analysis of the financial aspects of the merger. Premier Commercial derived the information as of and for each of the five years ended December 31, 2013 through December 31, 2017 from its historical audited consolidated financial statements for these fiscal years.
This information is only a summary, and you should read it in conjunction with Premier Commercial's consolidated financial statements and notes thereto contained in Premier Commercial's 2017 Annual Report.

	At or for the Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Operations Data:
Interest income	$18,311	$16,670	$14,809	$14,186	$13,932
Interest expense	2,075	2,009	1,996	3,112	3,594
Net interest income	16,236	14,661	12,813	11,074	10,338
Benefit for loan losses	(1,300)	-	-	-	(750)
Noninterest income	672	744	664	1,649	1,509
Noninterest expense	11,260	9,853	9,198	11,952	11,038
Income tax expense	3,581	2,013	1,509	184	470
Net income	3,367	3,539	2,770	587	1,089
Earnings per common share
Basic	$0.58	$0.61	$0.48	$0.10	$0.25
Diluted	0.58	0.60	0.48	0.10	0.25
Dividend payout ratio to common shareholders	0%	0%	0%	0%	0%
Performance Ratios:
Net interest spread(1)	4.15%	4.06%	3.81%	3.27%	3.14%
Net interest margin(2)	4.43	4.30	4.02	3.54	3.38
Efficiency ratio(3)	66.6	64.0	68.2	93.9	93.2
Noninterest expense to average assets	2.86	2.69	2.68	3.54	3.33
Return on average assets	0.85	0.97	0.81	0.17	0.33
Return on average tangible common equity	8.63	10.11	8.71	1.95	4.55

(1)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(2)	Net interest margin is net interest income divided by average interest earning assets.
(3)	The efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

	At or for the Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)

Balance Sheet Data:
Total assets	$400,542	$390,412	$346,523	$324,350	$335,126
Total loans receivable, net	339,341	313,190	284,759	253,262	243,013
Investment securities	24,063	25,066	20,032	25,906	39,471
Goodwill	-	-	-	-	-
Deposits	330,623	317,701	273,220	246,708	234,082
FHLB advances	16,000	21,550	21,550	16,000	41,000
Senior debt	-	-	-	1,247	1,370
Junior subordinated debentures	8,248	8,248	8,248	8,248	8,248
Stockholders' equity	39,950	36,512	33,096	30,371	28,446

Financial Measures:
Tangible book value per common share	$6.83	$6.25	$5.68	$5.24	$5.14
Tangible stockholders equity to assets ratio	9.97%	9.35%	9.55%	9.36%	8.49%
Net loans to deposits (1)	102.6	98.6	104.2	102.7	103.8

Capital Ratios:
Total risk-based capital ratio	13.2%	13.4%	13.5%	14.0%	13.6%
Tier 1 risk-based capital ratio	12.0	12.1	12.3	12.8	12.4
Leverage ratio	12.0	11.7	11.8	10.7	10.2
Common equity tier 1 capital to risk weighted assets	10.0	9.9	N/A	N/A	N/A

Asset Quality Ratios:
Nonperforming loans to loans receivable, net	0.00%	1.11%	1.07%	1.56%	3.10%
Allowance for loan losses to nonperforming loans	N/A	126.8	143.5	110.7	71.9
Nonperforming assets to total assets	0.74	1.93	2.10	2.88	4.52
Net (recoveries) charge-offs on loans to average loans receivable, net	(0.35)	(0.01)	0.00	0.43	(0.01)

Other Data:
Number of banking offices	5	5	5	4	4
Number of full-time equivalent employees	62	59	60	60	56
Deposits per branch	66,125	63,540	54,644	61,677	58,521
Assets per full-time equivalent	6,460	6,617	5,775	5,406	5,984

(1)	Total loans receivable, net plus loans held for sale divided by deposits.

UNAUDITED PRO FORMA PER SHARE DATA
The following table sets forth for the Heritage common shares and the Premier Commercial common shares certain historical, pro forma and pro forma equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if the transaction had been effective on the date presented, in the case of book value data, and as if the transaction had been effective at the beginning of the period shown below, in the case of the earnings and dividend data. The pro forma information in the table assumes that the merger is accounted for under the acquisition method of accounting. The information in the following table is based on, and should be read together with, the historical financial information that Heritage has presented in prior filings with the SEC. See "Where You Can Find More Information" beginning on page 68.
The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the date indicated or that may be obtained in the future.
For the Year Ended December 31, 2017

Earnings Per Common Share:
Historical:
Heritage
Basic	$1.39
Diluted	1.39
Premier Commercial
Basic	0.58
Diluted	0.58
Pro forma combined (1)
Basic	1.25
Diluted	1.25
Equivalent Pro Forma Premier Commercial (2)
Basic	0.61
Diluted	0.61

Dividends Declared Per Common Share:
Historical:
Heritage (3)	$0.56
Premier Commercial	0.00
Equivalent pro forma Premier Commercial (4)	0.27

Book Value Per Common Share:
Historical:
Heritage	$16.98
Premier Commercial	6.83
Pro forma combined (1)	18.17
Equivalent pro forma amount of Premier Commercial (2)	8.84

(1)
Pro forma combined amounts are calculated by adding together the historical amounts reported by Heritage and Premier Commercial, as adjusted for the estimated acquisition accounting adjustments to be recorded in connection with the merger and an estimated 2,848,651 Heritage common shares to be issued in connection with the merger based on the terms of the merger agreement.

(2)	The equivalent pro forma per share data for Premier Commercial is computed by multiplying the pro forma combined amounts by the exchange ratio of 0.4863.
(3)
It is anticipated that the initial pro forma combined dividend rate will be equal to the current dividend rate of Heritage. Accordingly, the pro forma combined dividends per Heritage common share is equal to the historical dividends per common share paid by Heritage.

(4)
The equivalent pro forma cash dividends per common share represent the historical cash dividends per common share declared by Heritage and assume no change will occur, multiplied by the exchange ratio of 0.4863.

MARKET PRICE DATA AND DIVIDEND INFORMATION
Comparative Market Price Information
The following table presents trading information for Heritage common shares on Nasdaq and Premier Commercial common shares on the OTC Pink marketplace on March 8, 2018, the last trading day prior to the announcement of the signing of the merger agreement, and on May 8, 2018, the last practical trading day for which information was available prior to the date of the printing of this proxy statement/prospectus.

	Historical market value per share of Heritage	Historical market value per share of Premier Commercial
March 8, 2018	$31.10	$11.93
May 8, 2018	31.70	14.85

You should obtain current market quotations for Heritage common shares. The market price of Heritage common shares will likely fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of Heritage common shares is subject to fluctuation, the value of the Heritage common shares that you may receive in the merger may increase or decrease prior to and after the merger.

Historical Market Prices and Dividend Information
Heritage common shares are listed on Nasdaq under the symbol "HFWA." Premier Commercial common shares are listed on the OTC Pink marketplace under the symbol "PRCB." The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Heritage common share as reported on Nasdaq and the Premier Commercial common shares as reported on the OTC Pink marketplace, and the Heritage quarterly cash dividends per share declared.  Premier Commercial has not paid any dividends.
	Heritage			Premier Commercial
	Market Price			Market Price
	High	Low	Dividends declared per share	High	Low

2018
Second quarter 2018 (through May 8, 2018)	$32.10	$29.15	$0.15	$15.05	$14.20
March 31, 2018	32.55	28.46	0.15	15.75	11.56
2017
December 31, 2017*	$33.25	$28.60	$0.23	$12.00	$10.30
September 30, 2017	30.00	25.25	0.13	10.50	9.35
June 30, 2017	27.30	23.00	0.13	9.45	9.02
March 31, 2017	26.98	22.50	0.12	9.99	8.20
2016
December 31, 2016*	$26.48	$17.66	$0.37	$8.32	$7.60
September 30, 2016	18.71	16.76	0.12	7.95	7.15
June 30, 2016	18.71	16.40	0.12	8.00	6.75
March 31, 2016	19.61	16.42	0.11	6.85	5.85
2015
December 31, 2015*	$19.80	$17.75	$0.21	$6.75	$5.76
September 30, 2015	19.34	16.62	0.11	6.55	5.57
June 30, 2015	18.00	16.58	0.11	7.35	5.75
March 31, 2015	17.67	15.44	0.10	6.99	4.57
______________________
*Includes Heritage special dividend of $0.10, $0.25 and $0.10 per share for the quarters ended December 31, 2017, 2016 and 2015, respectively.

As a bank holding company, Premier Commercial's ability to pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. The Federal Reserve Board's policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under Oregon law, Premier Commercial is prohibited from paying a dividend if, after making such dividend payment, Premier Commercial would be unable to pay its debts as they become due in the usual course of business, or if its total liabilities, plus the amount that would be needed, in the event it were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred shares ranking senior in right of payment to the capital stock on which the applicable distribution is to be made would exceed its total assets.
The primary source for dividends paid to Premier Commercial shareholders is dividends paid to it from Premier Community Bank.  There are regulatory restrictions on the ability of Premier Community Bank to pay dividends.  Under federal regulations, the dollar amount of dividends Premier Community Bank may pay depends upon its capital position and recent net income.  Generally, if Premier Community Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations.
As of May 2, 2018 there were 34,027,616 outstanding Heritage common shares held by approximately 1,401 shareholders of record. As of May 2, 2018, there were 5,857,806 outstanding Premier Commercial common shares held by approximately 151 holders of record. Premier Commercial has not paid any dividends to its shareholders.

THE SPECIAL MEETING OF PREMIER COMMERCIAL SHAREHOLDERS
This proxy statement/prospectus constitutes the proxy statement of Premier Commercial for use at the special meeting of Premier Commercial's shareholders to be held on Friday, June 15 , 2018, at 10:00 a.m. Pacific Time at the Waters Cultural Arts Center  located at 527 East Main Street, Hillsboro, Oregon 97123 and any adjournments thereof.
At the special meeting, the shareholders of Premier Commercial will consider and vote upon (i) approval of the merger agreement; and (ii) approval of the adjournment proposal.
Pursuant to the merger agreement, Premier Commercial will merge with and into Heritage, and Premier Commercial's wholly owned subsidiary, Premier Community Bank, will merge with and into Heritage Bank. We expect to complete the merger of Premier Commercial with and into Heritage during the quarter ending September 30, 2018.
When we complete the merger, Premier Commercial shareholders will receive Heritage common shares as merger consideration for each Premier Commercial common share they own, as described in "The Merger Agreement—Consideration to be Received in the Merger" on page 47.
Premier Commercial has supplied all information contained in this proxy statement/prospectus with respect to Premier Commercial. Heritage has supplied all information contained in this proxy statement/prospectus with respect to Heritage.
This proxy statement/prospectus is first being provided to shareholders of Premier Commercial on or about May 14, 2018.
Voting and Proxy Procedure
Shareholders Entitled to Vote.
The close of business on May 2, 2018 was the record date for determining Premier Commercial shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were 5,857,806 Premier Commercial common shares outstanding held by 151  holders of record. Premier Commercial has no other class of voting securities outstanding. Each holder of Premier Commercial common shares is entitled to one vote for each Premier Commercial common share in that holder's name on Premier Commercial's books as of the record date on any matter submitted to the vote of the Premier Commercial shareholders at the special meeting.
If you are a beneficial owner of Premier Commercial common shares held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your Premier Commercial common shares held in street name in person at the special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.
Voting Your Shares.
Holders of record who receive this proxy statement/prospectus and proxy card from Premier Commercial's transfer agent (OTR, Inc.) can vote your shares using one of the following methods:
•	Vote by internet by following the instructions that accompany your proxy card; or
•	Complete and return a written proxy card (please allow a minimum of 10 days for your proxy card to be processed).
Beneficial owners who receive this proxy statement and proxy card from their broker, bank or other nominee can vote your shares using one of the following methods:
•	Vote by internet by following the instructions that accompany your proxy card;

•	Vote by telephone by following the instructions that accompany your proxy card; or
•	Complete and return a written proxy card (please allow a minimum of 10 days for your proxy card to be processed).
Votes submitted by internet or by telephone must be received by 11:59 p.m., Pacific Time, on June 14, 2018. Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card.

You can also vote in person at the special meeting, and submitting your voting instructions by any of the methods mentioned above will not affect your right to attend the special meeting and vote.
Quorum.
The presence, in person or by proxy, of at least a majority of the total number of outstanding Premier Commercial common shares entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted as shares present and entitled to vote at the special meeting for purposes of determining the existence of a quorum.
Proxies; Proxy Revocation Procedures.
The Premier Commercial board of directors solicits proxies so that each shareholder has the opportunity to vote on the merger agreement and any other proposal to be considered at the special meeting. When a proxy card is returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. If a shareholder of record attends the special meeting and wishes to vote in person, he or she may vote by ballot. Where no instructions are indicated, proxies will be voted in accordance with the recommendations of the Premier Commercial board of directors. The board recommends a vote:
•	FOR approval of the merger agreement; and
•	FOR the adjournment proposal.
Premier Commercial shareholders may revoke a proxy at any time by: (i) sending written notice of revocation to the corporate secretary of Premier Commercial prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date; or (iii) attending the special meeting and voting in person. Attendance at the special meeting will not automatically revoke a proxy, but a shareholder in attendance may request a ballot and vote in person thereby revoking a prior granted proxy.
Written notices of revocation or other communications about revoking your proxy should be addressed to Premier Commercial Bancorp, Attn: Corporate Secretary, 314 East Main Street, Hillsboro, Oregon 97123.
Proxies that do not provide the proxy holders with direction in voting on the merger agreement or with respect to the adjournment proposal will be voted in favor of the merger agreement and the adjournment proposal, in accordance with the recommendation of the board of directors of Premier Commercial. Premier Commercial shareholders who provide no instruction with respect to the merger agreement will not be eligible to assert their dissenters' rights.
Vote Required; Voting Agreements.
The approval of the merger agreement will require the affirmative vote, in person or by proxy, of a majority of the outstanding Premier Commercial common shares. The directors and executive officers of Premier Commercial and their affiliates hold 14.7% of the outstanding shares entitled to vote.
The directors and executive officers of Premier Commercial have entered into voting agreements with Heritage with respect to the Premier Commercial common shares they own, in which they have agreed, among other things, to vote, or cause to be voted, all of their Premier Commercial common shares in favor of the merger agreement. See the section entitled "The Merger Agreement—Voting Agreements" on page 57. Because approval of the merger agreement requires the affirmative vote of a majority of the outstanding Premier Commercial common shares, failure to vote, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.
The adjournment proposal will be approved if a majority of the votes cast at the special meeting are voted in favor of the adjournment proposal. The failure to vote, abstentions and broker non-votes on the adjournment proposal will have no effect on such proposal.
Proxy Solicitation
The accompanying proxy is being solicited by the board of directors of Premier Commercial. Premier Commercial will bear the entire cost of solicitation of proxies from holders of its common shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of Premier Commercial, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. Premier Commercial will pay printing, postage and mailing costs of the proxy statement/prospectus. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs.
Security Ownership of Management and Certain Beneficial Owners
The following table sets forth the beneficial ownership of Premier Commercial common shares as of March  8, 2018 by (i) each director of Premier Commercial, (ii) Premier Commercial's executive officers, (iii) all directors and executive officers of Premier Commercial as a group, and (iv) each person or entity known by Premier Commercial to beneficially own more than 5% of the outstanding Premier Commercial common shares.  Unless otherwise specified, the address of each listed shareholder is c/o Premier Commercial Bancorp, 314 East Main Street, Hillsboro, Oregon 97123.
The percentage of beneficial ownership is calculated in relation to the 5,857,806 Premier Commercial common shares that were issued and outstanding as of March 8, 2018, which includes shares of unvested  restricted stock.  Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities. There are no Premier Commercial common shares issuable pursuant to the exercise of stock options that are exercisable within 60 days of March 8, 2018.  The table includes unvested restricted stock awards as shares subject to those awards are entitled to be voted during the vesting period. Unless otherwise indicated, and subject to the voting agreements entered into with Heritage in connection with the merger (see "The Merger Agreement—Voting Agreements"), to Premier Commercial's knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned (1)		Percent of Shares Outstanding (%) (2)

Directors

Patrick J. Culligan	33,296		*
Todd Gifford	8,000		*
John M. Godsey	74,983	(3)	1.3%
Donald B. Kane	81,656		1.4%
Jon Schatz	11,697		*
Nicholas Veroske	62,000	(4)	1.1%
Eugene O. Zurbrugg	290,974		5.0%
Total for Directors	562,606		9.6%

Executive Officers
Rick A. Roby	105,296		1.8%
Frederick S. Johnson	89,057		1.5%
Robert J. Ekblad	104,761		1.8%
Jason Wessling	544		*
Total for Executive Officers	299,658		5.1%

All Executive Officers and Directors as a group (11 persons)	862,264		14.7%

Name and Address of over 5% Holders
Banc Fund LP 20 North Wacker, Suite 3300 Chicago, IL 60606	376,845		6.4%
Ephrata National Bank 47 E. Main St. Ephrata, PA 17522	396,496		6.8%

* Does not exceed 1%.

(1)
The shares "beneficially owned" include shares owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other shares with respect to which the individual has or shares voting or investment power. Beneficial ownership may be disclaimed as to certain of the shares.

(2)	Based on 5,857,806 Premier Commercial common shares that were issued and outstanding as of March 8, 2018.
(3)	Includes 62,583 shares held in the Godsey Living Trust and 12,400 shares held in Mr. Godsey's IRA.
(4)	Includes 60,000 shares held in the Willamette Equities, Inc. Profit Sharing and Retirement Plan.

THE MERGER
General
The boards of directors of Heritage and Premier Commercial have unanimously approved the merger agreement providing for the merger of Premier Commercial with and into Heritage, with Heritage being the surviving entity, and the merger of Premier Community Bank with and into Heritage Bank, with Heritage Bank being the surviving institution. We expect to complete the merger of Premier Commercial with and into Heritage during the quarter ending September 30, 2018.
Background of the Merger
From time to time, the Premier Commercial board of directors assesses the economic, regulatory and competitive conditions in which Premier Commercial operates, as well as its long-term business strategy and objectives. During recent years, Premier Commercial's board of directors has reviewed and assessed strategic opportunities and challenges and has considered various strategic options potentially available to Premier Commercial, all with the goals of continuing to best serve its customers and communities and increasing shareholder value.
During the past year, Premier Commercial's board of directors had grown increasingly concerned about the challenges facing the community banking industry in general and, in some cases, Premier Commercial specifically.  In particular, the cost and burden of complying with increased and considerable regulatory oversight, the need for scale to offset operating expenses and strong competition for loans and deposits in an environment of persistently low interest rates and tight interest margins.  In addition, the Premier Commercial board of directors noted that stock market trading valuations and merger and acquisition valuations in the commercial banking industry had increased meaningfully over the past few years.
In the summer of 2017, the Premier Commercial Board invited selected industry experts, including Sandler O'Neill, to provide a current overview of the banking industry in general and the strategic alternatives available to Premier Commercial, including the potential sale of Premier Commercial. On August 17, 2017, Sandler O'Neill made a presentation to the Premier Commercial board of directors.   At that meeting, among other things, Sandler O'Neill discussed its extensive credentials advising banks on strategic transactions such as mergers and acquisitions.  Sandler O'Neill also reviewed the landscape of potential buyers and a range of potential values Premier Commercial might expect to receive in an acquisition as compared to Premier Commercial's current standalone value and a range of potential future values and net present values if Premier Commercial were to achieve Premier Commercial management's future forecast.  Following that meeting, the Premier Commercial board of directors decided to engage Sandler O'Neill to explore a potential sale of Premier Commercial.
On September 22, 2017, Sandler O'Neill held a kick-off meeting with Premier Commercial's management to confirm the goals and objectives of Premier Commercial and design a deal strategy and timeline that would best achieve the goals and objectives of Premier Commercial.
On October 2, 2017, Premier Commercial entered into an engagement letter with Sandler O'Neill for purposes of pursuing a sale of Premier Commercial.
During October 2017, Sandler O'Neill conducted due diligence on Premier Commercial and assisted Premier Commercial in preparing a package of introductory information to share with potential buyers.  In late October 2017, Sandler O'Neill confirmed with management of Premier Commercial that they were prepared to begin contacting potential buyers.  Based on the desire of the Premier Commercial board of directors to consummate a transaction that would maximize shareholder value with low execution risk, and hopefully with a party that would be a favorable cultural and strategic fit, the Premier Commercial board of directors decided that Sandler O'Neill would contact three parties anticipated to have the most interest and greatest capacity to consummate an acquisition of Premier Commercial, Heritage and two other parties ("Party A" and "Party B").
Beginning on October 30, 2017, Sandler O'Neill contacted Heritage, Party A and Party B and offered to share introductory information about Premier Commercial following entry into a confidentiality agreement.  Each of Heritage, Party A and Party B executed the confidentiality agreement with Premier Commercial and received the introductory information.

In mid-November 2017, Sandler O'Neill informed Heritage, Party A and Party B that the Premier Commercial board of directors would like to consider non-binding proposals at its next meeting on December 15, 2017.  In addition, Heritage, Party A and Party B were each invited to meet independently with Premier Commercial's management.  On November 20, 2017, management from Premier Commercial met in-person with management from Heritage to discuss initial due diligence questions and further explore a potential combination of Premier Commercial with Heritage.  In late November 2017, Party A informed Sandler O'Neill that, given Premier Commercial's relatively small size and its real estate lending orientation, Party A was not inclined to proceed with further due diligence.  On December 6, 2017, management from Premier Commercial, along with Sandler O'Neill, met in-person with management from Party B to discuss initial due diligence questions and further explore a potential combination of Premier Commercial with Party B.
On December 11, 2017, Heritage submitted a non-binding proposal regarding the acquisition of Premier Commercial by Heritage.  On December 13, 2017, Party B submitted a non-binding proposal regarding the acquisition of Premier Commercial by Party B.
On December 15, 2017, with representatives of Sandler O'Neill and Premier Commercial's legal counsel, Miller Nash Graham & Dunn, present, the Premier Commercial board of directors met and considered the non-binding proposals from each of Heritage and Party B.  The Heritage proposal outlined, among other things, consideration consisting of 100% stock and a fixed exchange ratio of 0.4299 of a Heritage common share for each Premier Commercial common share.  Based on Heritage's recent closing price of $31.20 per share, the Heritage proposal was valued at $13.41 per Premier Commercial common share or $78.5 million in the aggregate.  Heritage's proposal also included a 60 day exclusivity period. The Party B proposal provided, among other things, approximately 90% stock, 10% cash consideration valued at $13.16 per Premier Commercial common share or $77.0 million in the aggregate based on Party B's recent closing price.  Party B's proposal also included a period of exclusivity through March 31, 2018.  The Premier Commercial board of directors discussed the proposals, the financial performance and condition of Heritage and Party B, the strategic and cultural fit of Premier Commercial with each of Heritage and Party B and the execution risk of a merger with each of Heritage and Party B.  The Premier Commercial board of directors determined that the value of the proposals was inadequate and that the merger with Heritage represented an overall better strategic and cultural fit with lower execution risk.  The Premier Commercial board of directors instructed Sandler O'Neill to respond to Heritage with a counterproposal for a fixed exchange ratio of 0.4863 and the inclusion of a double trigger (decline in Heritage share price and decline in Heritage share price relative to a regional bank index) walk-away provision.  Based on Heritage's recent 10 day average share price, this exchange ratio would result in a value of $15.50 per Premier Commercial common share.
Following the meeting, Sandler O'Neill contacted Heritage's financial advisor and communicated the counterproposal.  Over the next several days, there was a series of negotiations involving representatives of Premier Commercial and Heritage and on December 21, 2017, Premier Commercial and Heritage entered into a non-binding letter of intent for a 100% stock deal with an exchange ratio of 0.4863 and a double trigger walk-away provision.  Also following the meeting, Sandler O'Neill contacted Party B and informed it that its proposal was inadequate and that Premier Commercial believed it would reach acceptable terms at a higher valuation and overall stronger cultural and strategic fit with another partner.  Party B elected not to enhance its proposal.
Heritage submitted to Premier Commercial a due diligence request list and beginning in late December 2017, Premier Commercial began populating an online data portal to facilitate Heritage's due diligence.
During January and February 2018, Heritage conducted a due diligence review of Premier Commercial including several management meetings and conference calls and an on-site review of Premier Commercial's loans.  In February 2018, Premier Commercial conducted due diligence of Heritage including information obtained from an online data portal and an on-site visit to review Heritage's books and records.
On February 1, 2018, Heritage circulated to Premier Commercial a draft of the merger agreement.  Negotiation of the merger agreement continued throughout February and early March 2018.
On February 1, 2018, Heritage Bank provided proposed transitional employment agreements to five executives of Premier Commercial or Premier Community Bank and employment agreements to two other employees of Premier Community  Bank.  Negotiation of these agreements continued through March 7, 2018.
On February 13, 2018, Heritage provided Premier Commercial with drafts of the ancillary documents to the merger agreement.  Negotiation of the ancillary documents continued through March 7, 2018.

On February 16, 2018,  Heritage and Premier Commercial entered into an agreement which extended the exclusivity period through March 9, 2018 to accommodate the completion of due diligence and final negotiations of the merger agreement.
On March 2, 2018, Premier Commercial provided its initial disclosure schedule to Heritage, which was updated in final form on March 8, 2018.
On March 5, 2018, Heritage provided its initial disclosure schedule to Premier Commercial, which was updated in final form on March 8, 2018.
On March 8, 2018, the Premier Commercial board of directors held a special meeting.  Representatives from Sandler O'Neill and Miller Nash Graham & Dunn participated in the meeting.  At the meeting, the Premier Commercial board of directors reviewed the final merger agreement, ancillary agreements and related summaries and supplemental materials in detail.  Sandler O'Neill presented its fairness opinion to the Premier Commercial board of directors as to the fairness, from a financial point of view, of the exchange ratio to the common shareholders of Premier Commercial.  At the conclusion of the meeting, the Premier Commercial board of directors unanimously approved the merger agreement and ancillary agreements.
On March 8, 2018, the Heritage board of directors held a special meeting at which its members unanimously approved the merger agreement and ancillary agreements.
On March 8, 2018, Premier Commercial and Heritage executed the merger agreement, the ancillary agreements were entered into, and the transitional employment agreements and other employment agreements were executed.

Recommendation of the Premier Commercial Board of Directors and Reasons of Premier Commercial for the Merger
At the special meeting held on March 8, 2018, the Premier Commercial board of directors determined that the terms of the merger agreement were in the best interests of Premier Commercial and its shareholders. In the course of reaching this determination and related decision to approve the merger agreement, the Premier Commercial board of directors evaluated the merger and the merger agreement in consultation with the management of Premier Commercial and its financial advisor and legal counsel. In reaching its determination, the Premier Commercial board of directors considered a number of factors. Such factors also constituted the reasons that the Premier Commercial board of directors unanimously determined to approve the merger agreement and to recommend that Premier Commercial's shareholders vote in favor of the merger agreement. Such reasons included the following:
•	the terms of the merger agreement along with the value and form of consideration to be received by Premier Commercial shareholders in the merger;
•	the historical trading ranges for Heritage common shares;
•	the historic and prospective business of Premier Commercial;
•	the opportunistic impact of the merger for employees and customers of Premier Commercial;
•	the future employment opportunities for existing employees of Premier Commercial;
•
information concerning Heritage's financial condition and results of operations as well as the likelihood that Heritage would be able to fully execute the transaction, including obtaining all requisite regulatory approvals for the merger and bank merger without unduly burdensome conditions or delay;

•
the opinion, dated March 8, 2018, of Sandler O'Neill to the Premier Commercial board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Premier Commercial common stock of the exchange ratio, as more fully described below under "Opinion of Premier Commercial's Financial Advisor";

•
the expectation that Premier Commercial shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Heritage common shares;

•	that Heritage has historically paid cash dividends on its common shares;
•
the provisions in the merger agreement that provide for the ability of the  Board to respond to a subsequent unsolicited acquisition proposal that the Premier Commercial board of directors determines in good faith is a superior proposal as defined in the merger agreement; and

•
the provisions of the merger agreement that provide for the ability of the Premier Commercial board of directors to terminate the merger agreement, subject to certain conditions including the payment of a termination  fee, if Premier Commercial has entered into a definitive agreement with respect to a superior proposal.

The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:
•
the merger consideration will be paid through the issuance of a fixed number of Heritage common shares, and any decrease in the market price of Heritage common shares after the date of the merger agreement will result in a reduction of the aggregate merger consideration to be received by Premier Commercial shareholders at the time of completion of the merger;

•
at the time of voting their shares, Premier Commercial shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they will receive upon completion of the merger;

•
the possible disruption to Premier Commercial's business that may result from the announcement of the merger and the resulting distraction of management's attention from the day-to-day operations of Premier Commercial's business; and

•
the restrictions contained in the merger agreement on the operation of Premier Commercial's business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Premier Commercial contained in the merger agreement.

The foregoing discussion of the reasons that led the Premier Commercial board of directors to approve the merger agreement and recommend that Premier Commercial's shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for its decision. In reaching its determination to approve the merger agreement and recommend shareholder approval of the merger agreement, the Premier Commercial board of directors based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons or factors considered in reaching that determination. Individual directors may have given differing weights to different reasons and factors. After deliberating with respect to the merger with Heritage, considering, among other things, the matters discussed above, the Premier Commercial board of directors unanimously approved the merger agreement and the merger with Heritage as being in the best interests of Premier Commercial and its shareholders.
This summary of the reasoning of Premier Commercial's board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

            Opinion of Premier Commercial's Financial Advisor
Premier Commercial retained Sandler O'Neill to act as an independent financial advisor to Premier Commercial's board of directors in connection with Premier Commercial's consideration of a possible business combination.  Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions.  In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Sandler O'Neill acted as an independent financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement.  At the March 8, 2018 meeting at which Premier Commercial's board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O'Neill delivered to Premier Commercial's board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of March 8, 2018, the exchange ratio provided for in the merger agreement was fair to the holders of Premier Commercial common stock from a financial point of view.  The full text of Sandler O'Neill's opinion is attached as Appendix B to this proxy statement/prospectus.  The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion.  The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.  Holders of Premier Commercial common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion was directed to Premier Commercial's board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Premier Commercial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger.  Sandler O'Neill's opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Premier Commercial common shares and does not address the underlying business decision of Premier Commercial to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Premier Commercial or the effect of any other transaction in which Premier Commercial might engage.  Sandler O'Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Premier Commercial or Heritage, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the exchange ratio to be received by the holders of Premier Commercial common stock. Sandler O'Neill's opinion was approved by Sandler O'Neill's fairness opinion committee.
In connection with its opinion, Sandler O'Neill reviewed and considered, among other things:
•	a draft of the merger agreement, dated March 8, 2018;
•	certain publicly available financial statements and other historical financial information of Premier Commercial that Sandler O'Neill deemed relevant;
•	certain publicly available financial statements and other historical financial information of Heritage that Sandler O'Neill deemed relevant;
•
certain internal financial projections for Premier Commercial for the years ending December 31, 2018 through December 31, 2020, as provided by the management of Premier Commercial, as well as a long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Premier Commercial;

•
publicly available consensus mean analyst earnings per share estimates for Heritage for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2018 through December 31, 2022,  as discussed with the senior management of  Heritage;

•
the pro forma financial impact of the merger on Heritage based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of Premier Commercial's outstanding trust preferred and other borrowings at closing of the Merger, as provided by the management of Heritage and its representatives;

•	the publicly reported historical price and trading activity for Premier Commercial and Heritage common stocks, including a comparison of certain stock market information for Premier Commercial and Heritage common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Premier Commercial and Heritage with similar financial institutions for which information is publicly available;
•	the financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

Sandler O'Neill also discussed with certain members of the management of Premier Commercial the business, financial condition, results of operations and prospects of Premier Commercial and held similar discussions with certain members of the senior management of Heritage regarding the business, financial condition, results of operations and prospects of Heritage.
In performing its review, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O'Neill from public sources, that was provided to Sandler O'Neill by Premier Commercial or Heritage or their respective representatives or that was otherwise reviewed by Sandler O'Neill, and Sandler O'Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation.  Sandler O'Neill relied on the assurances of the respective managements of Premier Commercial and Heritage that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading.  Sandler O'Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O'Neill did not assume any responsibility or liability for the accuracy or completeness thereof.  Sandler O'Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Premier Commercial or Heritage, or any of their respective subsidiaries, nor was Sandler O'Neill furnished with any such evaluations or appraisals.  Sandler O'Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Premier Commercial or Heritage.  Sandler O'Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Premier Commercial or Heritage or the combined entity after the merger and Sandler O'Neill did not review any individual credit files relating to Premier Commercial or Heritage.  Sandler O'Neill assumed, with Premier Commercial's consent, that the respective allowances for loan losses for both Premier Commercial and Heritage were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O'Neill used certain internal financial projections for Premier Commercial for the years ending December 31, 2018 through December 31, 2020, as provided by the senior management of Premier Commercial, as well as a long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Premier Commercial. In addition, Sandler O'Neill used publicly available consensus mean analyst earnings per share estimates for Heritage for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as discussed with the senior management of Heritage.  Sandler O'Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of Premier Commercial's outstanding trust preferred securities and other borrowings at closing of the merger, as provided by the management of Heritage and its representatives. With respect to the foregoing information, the respective managements of Premier Commercial and Heritage confirmed to Sandler O'Neill that such information reflected (or, in the case of the publicly available consensus mean analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Premier Commercial and Heritage, respectively, and the other matters covered thereby, and Sandler O'Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O'Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O'Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Premier Commercial or Heritage since the date of the most recent financial statements made available to Sandler O'Neill. Sandler O'Neill assumed in all respects material to its analysis that Premier Commercial and Heritage would remain as going concerns for all periods relevant to Sandler O'Neill's analysis.
Sandler O'Neill also assumed, with Premier Commercial's consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Premier Commercial, Heritage or the merger or any related transaction, (iii) the merger and any related transaction would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger would qualify as a tax-free reorganization for federal income tax purposes.  Finally, with Premier Commercial's consent, Sandler O'Neill relied upon the advice that Premier Commercial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O'Neill expressed no opinion as to any such matters.
Sandler O'Neill's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O'Neill as of, the date thereof.  Events occurring after the date thereof could materially affect Sandler O'Neill's opinion.  Sandler O'Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof.  Sandler O'Neill expressed no opinion as to the trading values of Premier Commercial common stock or Heritage common stock at any time or what the value of Heritage common stock would be once it is actually received by the holders of Premier Commercial common stock.
In rendering its opinion, Sandler O'Neill performed a variety of financial analyses.  The summary below is not a complete description of the analyses underlying Sandler O'Neill's opinion or the presentation made by Sandler O'Neill to Premier Commercial's board of directors, but is a summary of all material analyses performed and presented by Sandler O'Neill.  The summary includes information presented in tabular format.  In order to fully understand the financial analyses, these tables must be read together with the accompanying text.  The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.  Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Premier Commercial or Heritage and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Premier Commercial and Heritage and the companies to which they are being compared.  In arriving at its opinion, Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered.  Rather, Sandler O'Neill made qualitative judgments as to the significance and relevance of each analysis and factor.  Sandler O'Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O'Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Premier Commercial, Heritage and Sandler O'Neill.  The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses.  Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Premier Commercial's board of directors at its March 8, 2018 meeting.  Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.  Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Premier Commercial common stock or the prices at which Premier Commercial common stock or Heritage common stock may be sold at any time.  The analyses of Sandler O'Neill and its opinion were among a number of factors taken into consideration by Premier Commercial's board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the exchange ratio or the decision of Premier Commercial's board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between Premier Commercial and Heritage.
    Summary of Exchange Ratio and Implied Transaction Metrics.  Sandler O'Neill reviewed the financial terms of the proposed merger.  Subject to a possible price adjustment pursuant to a termination provision of the merger agreement, as more fully described in the merger agreement, at the effective time, each share of Premier Commercial common stock issued an outstanding prior to the effective time, except for certain shares of Premier Commercial common stock as specified in the merger agreement, will be converted into the right to receive a number of shares of the Common stock of Heritage equal to the exchange ratio.  Based on the closing price of Heritage common stock on March 7, 2018 of $31.35 and a per share exchange ratio of 0.4863, Sandler O'Neill calculated an implied transaction price per share of Premier Commercial common stock of $15.25 and an aggregate implied transaction value of approximately $89.3 million in exchange for all shares of Premier Commercial common stock and restricted stock issued and outstanding as of March 7, 2018.  Based upon historical financial information for Premier Commercial as of or for the last twelve months ("LTM") ended December 31, 2017, Sandler O'Neill calculated the following implied transaction metrics.
Transaction Price / Last Twelve Months Earnings Per Share of Premier Commercial:	26.6x
Transaction Price / Book Value Per Share of Premier Commercial:	223%
Transaction Price / Tangible Book Value Per Share of Premier Commercial:	223%
Tangible Book Premium / Core Deposits:[1]	17.7%
One Day Market Premium to March 7, 2018 Premier Commercial Closing Stock Price:	27.8%

Note:
1: Core deposits calculated as total deposits less CDs greater than $100,000.

Premier Commercial Comparable Company Analyses.  Sandler O'Neill used publicly available information to compare selected financial information for Premier Commercial with a group of commercial banks selected by Sandler O'Neill (the "Premier Commercial Peer Group").  The Premier Commercial Peer Group consisted of publicly traded banks headquartered in the Western Region with total assets between $300 million and $600 million, nonperforming assets/assets less than 2% and tangible common equity/tangible assets between 8% and 12%, excluding announced merger targets. The Premier Commercial Peer Group consisted of the following companies:
1st Capital Bank	Suncrest Bank
American Riviera Bank	Pacific Enterprise Bancorp¹
Bank of Southern California, National Association	Communities First Financial Corporation¹
Community Financial Group, Inc.¹	Pinnacle Bank
Summit Bank	River Valley Community Bancorp¹
Mission Valley Bancorp¹	Commencement Bank
Bank of Santa Clarita	People's Bank of Commerce

Note:
1: Bank-level regulatory data used where consolidated is unavailable

The analysis compared publicly available financial information as of December 31, 2017 for Premier Commercial, with the corresponding publicly available data for the Premier Commercial Peer Group, with pricing data as of March 7, 2018. The table below sets forth the data for Premier Commercial and the high, low, median and mean data for the Premier Commercial Peer Group.

Premier Commercial Peer Group
Premier Commercial	High	Low	Mean	Median
Total Assets (in millions)	$401	$580	$302	$407	$373
Market Value (in millions)	$70	$83	$32	$59	$62
Stock Price	$11.93	---	---	---	---
Price/Tangible Book Value	175%	189%	97%	152%	156%
Price/LTM Earnings Per Share	20.6	x	27.6	x	10.4	x	20.0	x	19.4	x
Current Dividend Yield	0.0%	0.6%	0.0%	0.0%	0.0%
LTM Avg. Weekly Trading Volume/Shares Outstanding	0.16%	0.50%	0.01%	0.20%	0.23%
1 Year Price Change	23.6%	53.5%	17.5%	32.1%	26.0%
LTM Efficiency Ratio	65%	81%	52%	64%	62%
LTM Net Interest Margin	4.43%	5.56%	2.81%	4.24%	4.23%
LTM Return on Average Assets	0.85%	1.11%	0.51%	0.79%	0.75%
Tangible Common Equity/Tangible Assets	10.0%	11.0%	8.1%	9.5%	9.4%
Loans/Deposits	104%	98%	56%	84%	88%
Non-performing Assets/Total Assets	0.75%	1.93%	0.00%	0.42%	0.17%

Premier Commercial Stock Trading History.  Sandler O'Neill reviewed the historical stock price performance of Premier Commercial common shares for the one-year and three-year periods ended March 7, 2018. Sandler O'Neill then compared the relationship between the stock price performance of Premier Commercial's common shares to movements in the Premier Commercial Peer Group as well as certain stock indices.
Premier Commercial One-Year Price Performance

	Beginning March 7, 2017	Ending March 7, 2018
Premier Commercial	100.0%	123.6%
Premier Commercial Peer Group(1)	100.0%	125.5%
NASDAQ Bank	100.0%	109.9%
S&P 500	100.0%	115.1%

Premier Commercial Three-Year Price Performance

	Beginning March 7, 2015	Ending March 7, 2018
Premier Commercial	100.0%	229.4%
Premier Commercial Peer Group(1)	100.0%	170.4%
NASDAQ Bank	100.0%	161.6%
S&P 500	100.0%	131.6%

Note:
1: Pacific Enterprise Bancorp excluded from one and three year groups due to lack of trading history; Commencement Bank excluded from three year group due to lack of trading history

Premier Commercial Net Present Value Analyses.  Sandler O'Neill performed an analysis that estimated the net present value per share of Premier Commercial common stock assuming Premier Commercial performed in accordance with internal financial projections for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter, as provided by the management of Premier Commercial. To approximate the terminal value of a share of Premier Commercial common stock at December 31, 2022, Sandler O'Neill applied price to 2022 earnings per share multiples ranging from 13.0x to 23.0x and price to December 31, 2022 tangible book value per share multiples ranging from 115% to 190%.  The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 16.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of

Premier Commercial common stock.  As illustrated in the following tables, the analysis indicated an imputed range of values per share of Premier Commercial common stock of $8.34 to $18.38 when applying multiples of earnings per share and $6.75 to $13.90 when applying multiples of tangible book value per share.
	Earnings Per Share Multiples
Discount Rate	13.0	x	15.0	x	17.0	x	19.0	x	21.0	x	23.0	x
11.0%	$10.39		$11.99		$13.59		$15.19		$16.78		$18.38
12.0%	$9.93		$11.46		$12.99		$14.52		$16.05		$17.58
13.0%	$9.50		$10.96		$12.43		$13.89		$15.35		$16.81
14.0%	$9.09		$10.49		$11.89		$13.29		$14.69		$16.09
15.0%	$8.70		$10.04		$11.38		$12.72		$14.06		$15.40
16.0%	$8.34		$9.62		$10.90		$12.18		$13.47		$14.75

	Tangible Book Value Per Share Multiples
Discount Rate	115%	130%	145%	160%	175%	190%
11.0%	$8.42	$9.51	$10.61	$11.71	$12.81	$13.90
12.0%	$8.05	$9.10	$10.15	$11.20	$12.24	$13.29
13.0%	$7.70	$8.70	$9.70	$10.71	$11.71	$12.72
14.0%	$7.36	$8.33	$9.29	$10.25	$11.21	$12.17
15.0%	$7.05	$7.97	$8.89	$9.81	$10.73	$11.65
16.0%	$6.75	$7.63	$8.51	$9.39	$10.27	$11.15

Sandler O'Neill also considered and discussed with the Premier Commercial board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income.  To illustrate this impact, Sandler O'Neill performed a similar analysis assuming Premier Commercial's earnings per share varied from 15% above projections to 15% below projections.  This analysis resulted in the following range of per share values for each Premier Commercial common share, applying the price to 2022 earnings per share multiples range of 13.0x to 23.0x referred to above and a discount rate of 13.51%.

	Earnings Per Share Multiples
Variance to Net Income Forecast	13.0	x	15.0	x	17.0	x	19.0	x	21.0	x	23.0	x
(15.0%)	$7.90		$9.11		$10.33		$11.54		$12.76		$13.97
(10.0%)	$8.36		$9.65		$10.94		$12.22		$13.51		$14.79
(5.0%)	$8.83		$10.18		$11.54		$12.90		$14.26		$15.62
0.0%	$9.29		$10.72		$12.15		$13.58		$15.01		$16.44
5.0%	$9.76		$11.26		$12.76		$14.26		$15.76		$17.26
10.0%	$10.22		$11.79		$13.37		$14.94		$16.51		$18.08
15.0%	$10.69		$12.33		$13.97		$15.62		$17.26		$18.90

Sandler O'Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Analysis of Selected Merger Transactions.  Sandler O'Neill reviewed a group of selected merger and acquisition transactions involving U.S. banks (the "Nationwide Precedent Transactions").  The Nationwide

Precedent Transactions group consisted of bank transactions announced between June 30, 2017 and March 7, 2018 with disclosed deal values, target assets between $300 million and $600 million, target nonperforming assets/assets less than 2% and target tangible common equity/tangible assets between 8% and 12%.
The Nationwide Precedent Transactions group was composed of the following transactions:
Acquiror	Target
First Choice Bancorp (CA)	Pacific Commerce Bancorp (CA)
Hilltop Holdings Inc. (TX)	Bank of River Oaks (TX)
Park National Corporation (OH)	NewDominion Bank (NC)
LCNB Corp. (OH)	Columbus First Bancorp, Inc. (OH)
First Foundation Inc. (CA)	PBB Bancorp (CA)
Equity Bancshares, Inc. (KS)	Kansas Bank Corporation (KS)
Amalgamated Bank (NY)	New Resource Bancorp (CA)
First Mid-Illinois Bancshares, Inc. (IL)	First BancTrust Corporation (IL)
Independent Bank Corporation (MI)	TCSB Bancorp, Inc. (MI)
FCB Financial Holdings, Inc. (FL)	Floridian Community Holdings, Inc. (FL)
CB Financial Services, Inc. (PA)	First West Virginia Bancorp, Inc. (WV)
Heartland Financial USA, Inc. (IA)	Signature Bancshares, Inc. (MN)
Suncrest Bank (CA)	CBBC Bancorp (CA)
First Bancshares, Inc. (MS)	Southwest Banc Shares, Inc. (AL)
MutualFirst Financial, Inc. (IN)	Universal Bancorp (IN)
Brookline Bancorp, Inc. (MA)	First Commons Bank, National Association (MA)
Home Bancorp, Inc. (LA)	Saint Martin Bancshares, Inc. (LA)
Veritex Holdings, Inc. (TX)	Liberty Bancshares, Inc. (TX)
Triumph Bancorp, Inc. (TX)	Valley Bancorp, Inc. (CO)
Heritage Financial Corporation (WA)	Puget Sound Bancorp, Inc. (WA)
Equity Bancshares, Inc. (KS)	Cache Holdings, Inc. (OK)

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O'Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share, tangible book value premium to core deposits and one-day market premium.  Sandler O'Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group.
			Nationwide Precedent Transactions
	Premier Commercial / Heritage		High		Low		Mean		Median
Transaction Price / LTM Earnings Per Share:	26.6	x	35.0	x	9.6	x	22.5	x	23.0	x
Transaction Price/ Tangible Book Value Per Share:	223%		233%		135%		172%		159%
Tangible Book Value Premium to Core Deposits¹:	17.7%		38.0%		5.8%		13.4%		11.7%
1-Day Market Premium	27.8%		75.8%		17.7%		42.7%		38.4%

  Note:
  1: Core deposits calculated as total deposits less CDs greater than $100,000
     Heritage Comparable Company Analyses.  Sandler O'Neill used publicly available information to compare selected financial information for Heritage with a group of banks selected by Sandler O'Neill (the "Heritage Peer Group"). The Heritage Peer Group consisted of major exchange traded banks headquartered in the United States Western Region with assets between $2 billion and $10 billion, excluding announced merger targets. The Heritage Peer Group consisted of the following companies:

Banner Corporation	Glacier Bancorp, Inc.¹
CVB Financial Corp.¹	Pacific Premier Bancorp, Inc¹
Opus Bank	HomeStreet, Inc.
Luther Burbank Corporation	Central Pacific Financial Corp.
Westamerica Bancorporation	Hanmi Financial Corporation
TriCo Bancshares¹	First Foundation Inc.¹
Preferred Bank	Heritage Commerce Corp¹
Bank of Marin Bancorp	Sierra Bancorp

  Note:
        1: Financial data not adjusted to reflect pending or recently completed acquisitions. Market cap reflects shares issued in transactions which have closed since December 31, 2017
The analysis compared publicly available financial information as of December 31, 2017 for Heritage, with corresponding publicly available data for the Heritage Peer Group, with pricing data as of March 7, 2018. The table below sets forth the data for Heritage and the high, low, median and mean data for the Heritage Peer Group.
			Heritage Peer Group
	Heritage		High		Low		Mean		Median
Total Assets (in millions)	$4,113		$9,763		$2,340		$5,798		$5,568
Market Value (in millions)	$1,063		$3,398		$417		$1,268		$948
Stock Price	$31.35		---		---		---		---
Price/Tangible Book Value	245%		340%		120%		222%		194%
Price/LTM Earnings Per Share	22.6	x	31.6	x	8.1	x	23.2	x	23.7	x
Price/Estimated 2018 Earnings Per Share	17.2	x	21.9	x	12.6	x	16.1	x	15.6	x
Price/Estimated 2019 Earnings Per Share	15.4	x	19.9	x	11.0	x	14.2	x	13.4	x
Current Dividend Yield	1.9%		3.0%		0.0%		1.6%		1.7%
1 Year Price Change	27.4%		36.8%		-5.2%		9.0%		8.2%
LTM Efficiency ratio	62%		85%		35%		58%		57%
LTM Net Interest Margin	3.89%		4.43%		2.05%		3.62%		3.80%
LTM Return on Average Assets	1.05%		1.26%		0.60%		0.95%		0.92%
Tangible Common Equity/Tangible Assets	9.6%		11.6%		7.9%		9.6%		9.5%
Loans/Deposits	84%		128%		27%		86%		87%
Non-performing Assets/Total Assets	0.83%		1.01%		0.05%		0.46%		0.37%

Heritage Stock Trading History.  Sandler O'Neill reviewed the historical stock price performance of Heritage common stock for the one-year and three-year periods ended March 7, 2018.  Sandler O'Neill then compared the relationship between the stock price performance of Heritage's common stock to movements in its peer group (as described above) as well as certain stock indices.
Heritage One-Year Stock Price Performance

	Beginning March 7, 2017	Ending March 7, 2018
Heritage	100.0%	127.4%
Heritage Peer Group[1]	100.0%	108.2%
NASDAQ Bank	100.0%	109.9%
S&P 500	100.0%	115.1%

Heritage Three-Year Stock Price Performance

	Beginning March 7, 2015	Ending March 7, 2018
Heritage	100.0%	194.1%
Heritage Peer Group[1]	100.0%	160.8%
NASDAQ Bank	100.0%	161.6%
S&P 500	100.0%	131.6%

Note:
1: Luther Burbank Corporation excluded from one and three year groups due to lack of trading history

Heritage Net Present Value Analyses.  Sandler O'Neill performed an analysis that estimated the net present value per share of Heritage common stock assuming that Heritage performed in accordance with publicly available consensus mean analyst earnings per share estimates for the years ending December 31, 2018 and December 31, 2019, as well as a long-term annual earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as discussed with the senior management of Heritage. To approximate the terminal value of Heritage common stock at December 31, 2022, Sandler O'Neill applied price to 2022 earnings per share multiples ranging from 14.0x to 22.0x and price to December 31, 2022 tangible book value per share multiples ranging from 170% to 270%.  The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage common stock.  As illustrated in the following tables, the analysis indicated an imputed range of values per share of Heritage common stock of $23.59 to $41.82 when applying multiples of earnings per share and $22.10 to $39.54 when applying multiples of tangible book value per share.
	Earnings Per Share Multiples
Discount Rate	14.0	x	16.0	x	18.0	x	20.0	x	22.0	x
8.0%	$27.95		$31.42		$34.89		$38.35		$41.82
9.0%	$26.77		$30.08		$33.39		$36.71		$40.02
10.0%	$25.66		$28.82		$31.98		$35.14		$38.31
11.0%	$24.60		$27.62		$30.64		$33.67		$36.69
12.0%	$23.59		$26.48		$29.37		$32.26		$35.15

	Tangible Book Value Per Share Multiples
Discount Rate	170%	190%	210%	230%	250%	270%
8.0%	$26.16	$28.81	$31.45	$34.10	$36.74	$39.54
9.0%	$25.06	$27.59	$30.11	$32.64	$35.16	$37.84
10.0%	$24.02	$26.43	$28.85	$31.26	$33.67	$36.23
11.0%	$23.04	$25.34	$27.65	$29.95	$32.26	$34.70
12.0%	$22.10	$24.30	$26.51	$28.71	$30.92	$33.26

Sandler O'Neill also considered and discussed with the Premier Commercial board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income.  To illustrate this impact, Sandler O'Neill performed a similar analysis assuming Heritage's earnings per share varied from 15% above estimates to 15% below estimates.  This analysis resulted in the following range of  per share values for Heritage common stock, applying the price to 2022 earnings per share multiples range of 14.0x to 22.0x referred to above and a discount rate of 10.05%.
	Earnings Per Share Multiples
Variance to Net Income Forecast	14.0	x	16.0	x	18.0	x	20.0	x	22.0	x
(15.0%)	$22.29		$24.97		$27.65		$30.33		$33.02
(10.0%)	$23.39		$26.23		$29.07		$31.91		$34.75
(5.0%)	$24.50		$27.49		$30.49		$33.49		$36.49
0.0%	$25.60		$28.76		$31.91		$35.07		$38.22
5.0%	$26.71		$30.02		$33.33		$36.64		$39.96
10.0%	$27.81		$31.28		$34.75		$38.22		$41.69
15.0%	$28.91		$32.54		$36.17		$39.80		$43.43

Sandler O'Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Merger Analysis.  Sandler O'Neill analyzed certain potential pro forma effects of the merger.  In performing this analysis, Sandler O'Neill utilized the following information and assumptions: (i) the merger closes on June 30, 2018; (ii) certain internal financial projections for Premier Commercial for the years ending December 31, 2018 through December 31, 2020 and a long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Premier Commercial; (iii) publicly available consensus mean analyst earnings per share estimates for Heritage for the years ending December 31, 2018 and December 31, 2019, as well as a long-term annual earnings per share growth rate for the years thereafter and dividend payout ratio for Heritage for the years ending December 31, 2018 through December 31, 2022, as discussed with the senior management of Heritage; and (iv) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the redemption of Premier Commercial's outstanding trust preferred securities and other borrowings at closing of the merger, as discussed with the senior management of Heritage and its representatives.  The analysis indicated that the merger could be accretive to Heritage's earnings per share (excluding one-time transaction costs and expenses) in the years ended December 31, 2018 through December 31, 2021, and dilutive to Heritage's estimated tangible book at closing.
In connection with this analysis, Sandler O'Neill considered and discussed with the Premier Commercial board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Sandler O'Neill's Relationship.  Sandler O'Neill acted as Premier Commercial's financial advisor in connection with the merger and will receive a fee for its services in an amount equal to 1.125% of the aggregate purchase price, which fee at the time of announcement was approximately $1.0 million, a substantial portion of which is contingent upon consummation of the merger.  Sandler O'Neill also received a $100,000 fee for rendering its opinion, which fairness opinion fee will be credited in full towards the portion of the transaction fee becoming due and payable to Sandler O'Neill on the day of closing of the merger.  Premier Commercial has also agreed to indemnify Sandler O'Neill against certain claims and liabilities arising out of Sandler O'Neill's engagement and to reimburse Sandler O'Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O'Neill's engagement.  In the two years preceding the date of Sandler O'Neill's opinion, Sandler O'Neill did not provide any other investment banking services to, or receive any fees from, Premier Commercial nor did Sandler O'Neill provide any investment banking services to, or receive any fees from, Heritage in the two years preceding the date thereof.  In the ordinary course of Sandler O'Neill's business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to Premier Commercial, Heritage and their respective affiliates.  Sandler O'Neill may also actively trade the equity and debt securities of Premier Commercial, Heritage and their respective affiliates for Sandler O'Neill's own account and for the accounts of Sandler O'Neill's customers.

Reasons of Heritage for the Merger
The merger will enable Heritage to expand and strengthen its commercial banking presence in the greater Portland-Vancouver-Hillsboro MSA.  During its deliberation regarding the approval of the merger agreement, the board of directors of Heritage considered a number of factors, including, but not limited to, the following:
•	Premier Commercial's strong existing commercial customer base and reputation for providing quality customer service;
•	the compatibility of the merger with Heritage's long-term community banking strategy;
•	Premier Community Bank's location in the Portland-Vancouver-Hillsboro MSA will complement Heritage's existing footprint;
•	the ability of the combined company to offer a broader array of products and services to Premier Commercial's customers;
•	Premier Commercial's financial performance and strong asset quality;
•	potential opportunities to reduce operating costs and enhance revenue; and
•	Heritage management's prior record of integrating acquired financial institutions.
Heritage based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of Premier Commercial. Actual savings in some or all of these areas could be higher or lower than currently expected.
In reaching its decision to approve the merger agreement, Heritage's board of directors also considered the risks associated with the transaction, and, after due consideration, concluded that the potential benefits of the proposed transaction outweighed the risks associated with the proposed transaction.

The foregoing information and factors considered by Heritage's board of directors are not intended to be exhaustive. In view of the variety of factors and the amount of information considered, Heritage's board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction. In addition, individual members of Heritage's board of directors may have given different weights to different factors. Heritage's board of directors considered all of these factors as a whole, and overall considered them to be favorable to, and to support, its determination.
Conversion of Shares and Exchange of Certificates
As soon as reasonably practicable after the effective time of the merger, each holder of a certificate formerly representing Premier Commercial common shares who surrenders the certificate, and upon receipt and acceptance of the certificate together with duly executed transmittal materials by Computershare, as exchange agent, shall be entitled to a statement evidencing Heritage common shares issued as merger consideration and cash in lieu of any fractional share interest.
Regulatory Approvals Required for the Merger
The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger and the bank merger. Under the terms of the merger agreement, Heritage and Premier Commercial have agreed to use their commercially reasonable best efforts to obtain all necessary permits, consents, approvals and authorizations from any governmental authority necessary, proper or advisable to consummate the merger and the bank merger.
The merger and/or the bank merger is subject to prior approval by the FDIC and the Oregon Division and WDFI and the receipt of a waiver or prior approval from the Federal Reserve Board. Accordingly, the parties must obtain the approval of or waiver by the Federal Reserve Board, the approval of the FDIC and the approval of the Oregon Division and WDFI. Applications with the FDIC, the Oregon Division and the WDFI were filed on March 30, 2018.  The parties expect to submit a waiver request to the Federal Reserve Board in May 2018.
There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See the section entitled "The Merger Agreement—Conditions to Completion of the Merger."
Accounting Treatment
The costs related to the merger are expected to be approximately $8.3 million, and the merger will be accounted for by applying the acquisition method in accordance with accounting principles generally accepted in the United States. For purposes of preparing Heritage's consolidated financial statements, Heritage will establish a new accounting basis for Premier Commercial's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger as of the acquisition date. Heritage will record any excess of cost over the fair value of the net assets, including any intangible assets with definite lives, of Premier Commercial as goodwill. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values has not yet been made. Heritage will determine the fair value of Premier Commercial's assets and liabilities and will make appropriate purchase accounting adjustments including the calculation of any intangible assets with definite lives, upon completion of the acquisition. Goodwill will be periodically reviewed for impairment not less often than annually. Other intangible assets will be amortized against the combined company's earnings following completion of the merger and will also be evaluated for impairment no less often than annually.
Interests of Certain Persons in the Merger
In the merger, the directors and executive officers of Premier Commercial will receive the same consideration for their Premier Commercial shares as the other shareholders of Premier Commercial. In considering the recommendation of the Premier Commercial board of directors that you vote to approve the merger agreement, you should be aware that some of Premier Commercial's executive officers and directors may have interests in the merger and may have arrangements, as described below, which may be considered to be different from, or in addition to, those of Premier Commercial's shareholders generally. The Premier Commercial board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.  Further, pursuant to the merger agreement, each director and executive officer of Premier Commercial has delivered to Heritage an executed voting agreement and each director of Premier Commercial has delivered to Heritage a resignation, non-compete and confidentiality agreement, each substantially in the form attached as an exhibit to the merger agreement for no additional consideration.
Stock Ownership. The current directors and executive officers of Premier Commercial, together with their affiliates, beneficially owned, as of the record date for the special meeting, a total of 862,264 Premier Commercial common shares, representing approximately 14.7% of the total outstanding Premier Commercial common shares entitled to vote.  Each of Premier Commercial's directors and executive officers has executed a voting agreement, agreeing to vote his or her shares for approval of the merger agreement and the adjournment proposal.  See "The Merger Agreement – Voting Agreements"
Restricted Stock.  Two executive officers of Premier Commercial hold restricted stock awards totaling 5,382 shares of Premier Commercial common stock, that will not be vested prior to the effective time of the merger.  These two executives are Bob Ekblad and Jason Wessling, who have unvested restricted awards of 4,838  and 544 shares, respectively. There are no other outstanding stock grants or awards to directors or executive officers that will be unvested at the effective time of the merger.  At the effective time of the merger, each restricted stock award that is subject to vesting, including those held by executive officers, shall become fully vested and be converted into outstanding Premier Commercial common shares, subject to any required tax withholding, and receive the merger consideration consistent with all other Premier Commercial shareholders.

Indemnification and Insurance.  As described under "The Merger Agreement—Indemnification and Continuance of Director and Officer Liability Coverage," Heritage will indemnify (and advance expenses to) the directors and officers of Premier Commercial and its subsidiaries, for a period of six years from and after the effective time of the merger, to the fullest extent permitted by any of the Premier Commercial's or Premier Community Bank's articles of incorporation or charter, bylaws, or  applicable law, with respect to claims pertaining to matters occurring at or prior to the effective time of the merger.  Prior to the completion of the merger, Premier Commercial shall purchase a prepaid tail policy for directors' and officers' liability insurance providing for coverage of up to six years after completion of the merger with respect to actions, omissions, events, matters, and circumstances occurring prior to the effective time provided that the cost thereof shall not exceed 250% of Premier Commercial's current annual premium for such insurance. Heritage will cause such policy to be maintained in full force and effect for its full term and will cause all obligations thereunder to be honored by the combined company after the merger.
Transitional Employment Agreements
In connection with the execution of the merger agreement, Heritage Bank entered into transitional employment agreements with Messrs. Roby, Johnson and Ekblad, all executive officers of Premier Commercial. As described below, these agreements set forth the terms and conditions of each such individual's employment relationship with Heritage Bank following the effective time of the merger and will be effective upon and subject to the completion of the merger.

Transitional Employment Agreements with Messrs. Roby, Johnson and Ekblad.
Mr. Roby's transitional employment agreement replaces and supersedes his existing employment agreement and expires ninety days after the effective date of the merger.  He will be employed by Heritage Bank during this period and report to the Chief Lending Officer of Heritage Bank.   During his employment, Mr. Roby will receive a base salary at an annual rate of $200,000.  The transitional employment agreement provides that Mr. Roby will be paid severance compensation equal to 299% of his current annual base salary, or $783,945, which is the amount he would be entitled to receive upon a termination upon change in control under his existing employment agreement.  Mr. Roby will continue to be eligible for benefits under the 2015 Premier Community Bank Salary Continuation Plan, or SCP, which will be assumed by Heritage or Heritage Bank in connection with the merger. The transitional employment agreement also prohibits Mr. Roby from competing with Heritage Bank within a specified area, or from soliciting Heritage Bank customers or employees, for a period of 18 months following the merger.
Mr. Johnson's transitional employment agreement replaces and supersedes his existing employment agreement and continues through the six-month anniversary of the core system conversion or April 30, 2019, whichever occurs first.  He will be employed by Heritage Bank during this period and report to the Chief Credit Officer of Heritage Bank.   During his employment, Mr. Johnson will receive a base salary at an annual rate of $202,000.  The transitional employment agreement provides that Mr. Johnson will be paid severance compensation equal to 299% of his current annual base salary, or $603,980, which is the amount he would be entitled to receive upon a termination upon change in control under his existing employment agreement.  For services provided following the closing of the merger, the transitional employment agreement also provides that Mr. Johnson will be paid an integration bonus of $50,000 upon his termination of employment, provided that he remains continuously employed through the termination date of the agreement. Mr. Johnson will continue to be eligible for benefits under the SCP, which will be assumed by Heritage or Heritage Bank in connection with the merger. The transitional employment agreement also prohibits Mr. Johnson from competing with the business of Heritage Bank within a specified area, or from soliciting Heritage Bank customers or employees,  for a period of 18 months following his termination of employment.

Mr. Ekblad's transitional employment agreement replaces and supersedes his existing employment agreement and continues through the thirtieth day after the core system conversion or March 31, 2019, whichever occurs first.  He will be employed by Heritage Bank during this period and report to the Chief Financial Officer of Heritage Bank. Mr. Ekblad will receive an annual base salary of $194,000.  The transitional employment agreement provides that Mr. Ekblad will be paid severance compensation equal to 299% of his current annual base salary, or $580,060, which is the amount he would be entitled to receive upon a termination upon change in control under his existing employment agreement. Such severance compensation will be reduced by the amount necessary to avoid any imposition of excise taxes under Section 4999 of the Code or the loss of Heritage Bank tax deductions under Code Section 280G.  For services provided following the closing of the merger, the transitional employment agreement also provides that Mr. Ekblad will be paid an integration bonus of $50,000 upon his termination of employment, provided that he remains continuously employed through the termination date of the agreement. The obligations of Premier  Community Bank to Mr. Ekblad  under the SCP will be assumed by Heritage or Heritage Bank in connection with the merger. Because Mr. Ekblad has not attained normal retirement age, as defined under the SCP, upon his termination with Heritage Bank, he will be entitled to receive an accelerated lump sum payment of his benefits under the SCP subject to reduction to avoid the loss of deductions under Code Section 280G or the imposition of excise taxes under Code Section 4999.  The combined payments contingent upon the change  in control (including the severance compensation, the value of accelerated vesting of restricted stock and the value of the accelerated distribution of the SCP) will be limited to approximately $606,000. The transitional employment agreement also contains certain non-solicitation provisions applicable for 18 months following termination of employment.
Release and Waiver Agreement with Mr. Wessling
In connection with the execution of the merger agreement, Heritage Bank entered into a Release and Waiver Agreement with Mr. Jason Wessling, an executive officer of Premier Commercial.  Mr. Wessling's employment and his existing employment agreement will terminate upon the closing of the merger.  The Release and Waiver Agreement provides that Mr.Wessling will be paid severance compensation of 100% of his current annual base salary, or $110,000, which is the amount he is entitled to receive upon a termination upon change in control under his existing employment agreement. The Release and Waiver Agreement also contains certain non-solicitation provisions applicable for 18 months following termination of employment.
Indemnification and Insurance
As described under the section entitled,   "The Merger Agreement – Indemnification and Continuance of Director and Officer Liability Coverage," Heritage will, for a period of six years, maintain and preserve the rights to indemnification of Premier Commercial's directors and executive officers, to the maximum extent permitted by Premier Commercial's articles of incorporation, bylaws and applicable law, in connection with claims arising out of or relating to matters existing or occurring at or prior to completion of the merger, and directors' and officers' liability insurance tail coverage will be provided with respect to such claims.
Voting Agreements
As described under the section entitled, "The Merger Agreement - Voting Agreements", all of the Premier Commercial directors and executive officers have entered into voting agreements in favor of Heritage providing that they will vote their Premier Commercial common shares for approval of the merger agreement and forbear from taking other actions that would be inconsistent with such obligation or precludes their shares from being voted in favor of the merger agreement.
Resignation, Non-Compete and Confidentiality Agreements
Each Premier Commercial director and executive officers Roby and Johnson have entered into  resignation, non-compete and confidentiality agreements with Heritage whereby the director or executive officer has, if applicable,  agreed to resign as a director and officer, if applicable, upon consummation of the merger and for 18 months thereafter the individual will not, subject to limited exceptions in certain cases, without the prior written consent of Heritage:

• refer any customers to any financial institution other than the financial institution subsidiaries of Heritage;

• solicit the business of any customer of Premier Community Bank for any other person or entity for the purpose of providing services on behalf of any person or entity other than Heritage or any of its financial institution subsidiaries;

• solicit or induce any customer to terminate or reduce any aspects of its relationship with Heritage or any of its financial institution subsidiaries;

• participate as an officer, director, employee or consultant, or invest in any financial institution (other than the purchase of less than 5% of the outstanding shares), or financial institution in formation, in Washington, Yamhill, Multnomah or Clackamas counties Oregon or Clark County Washington, or

• directly or indirectly, solicit or offer employment to any officer or employee of Heritage or any of its subsidiaries, or take any action intended or reasonably expected to cause any officer or employee or entity doing business with, Heritage or any of its subsidiaries to terminate his, her or its employment or business relationship with Heritage or any of its subsidiaries.

The agreement also provides that the Premier Commercial director or executive officer may not during the term of the agreement make derogatory statements about Heritage or any of its subsidiaries or any of their respective directors, officers, employees, agents, or representatives, in each case subject to standard exceptions.  Each director and applicable executive officer has also agreed to not disclose confidential information about the Premier Commercial entities.

Mr. Ekblad has entered into a Resignation and Confidentiality Agreement in substantially the same form and substance as the agreements described above, except that it does not contain any non-compete restrictions.
Method of Effecting the Acquisition
Subject to the consent of Premier Commercial, which shall not be unreasonably withheld or delayed. Heritage may at any time change the method of effecting the acquisition of Premier Commercial (including by providing for the merger of a wholly-owned subsidiary of Heritage with Premier Commercial). However, no change may: (i) alter or change the amount or kind of consideration to be issued to holders of the Premier Commercial common shares, as provided for in the merger agreement; (ii) have an adverse effect on the tax treatment of the transaction to Heritage, Premier Commercial or Premier Commercial's shareholders; or (iii) impede or materially delay completion of the transactions contemplated by the merger agreement.
Effective Time
The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the articles of merger that will be filed with the Secretary of State of each of the State of Washington and State of Oregon on the closing date of the merger. The closing date will occur on a date to be specified by Heritage and Premier Commercial. Subject to applicable law, this date will be no later than the last day of the month (but no earlier than five (5) business days) after the  latest to occur of: (i) receipt of all required regulatory approvals and the expiration of all required waiting periods; (ii) the approval of the merger agreement by the shareholders of Premier Commercial and (iii) the satisfaction or waiver (subject to applicable law) of the other closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing), unless extended by mutual agreement of Heritage and Premier Commercial.

We anticipate that the merger will be completed during the quarter ending September 30, 2018. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. The date for completing the merger can occur as late as November 1, 2018, after which Premier Commercial or Heritage would need to mutually agree to extend the closing date of the merger. See the sections entitled "Regulatory Approvals Required for the Merger" and "The Merger Agreement—Conditions to Completion of the Merger."

Declaration and Payment of Dividends and Stock Transfers
Holders of Premier Commercial common shares will not be paid dividends or other distributions declared after the effective time with respect to Heritage common shares into which their Premier Commercial common shares have been converted until they surrender their Premier Commercial share certificates for exchange after the effective time. Upon surrender of those certificates after the effective time of the merger, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on Premier Commercial's stock transfer books of Premier Commercial common shares issued and outstanding immediately prior to the effective time. If certificates representing Premier Commercial common shares are presented for transfer after the effective time of the merger, they will be cancelled and exchanged for a statement evidencing the applicable number of Heritage common shares issued as merger consideration, any cash in lieu of fractional shares and unpaid dividends or other distributions which respect to the Heritage common shares represented thereby.
No Fractional Shares
No fractional share interests will be issued to any shareholder of Premier Commercial upon completion of the merger. For each fractional share that would otherwise be issued, Heritage will pay cash in an amount equal to the fraction of a Heritage common share which the holder would otherwise be entitled to receive, multiplied by the Heritage average closing price. No interest will be paid or accrued on cash payable to holders of those certificates in lieu of fractional shares.
Share Matters
None of Heritage, Premier Commercial, the exchange agent or any other person will be liable to any former shareholder of Premier Commercial for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
If a certificate for Premier Commercial common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against Heritage with respect to that lost certificate.
For a description of Heritage common shares and a description of the differences between the rights of the holders of Premier Commercial common shares compared to the rights of the holders of Heritage common shares, see the sections entitled "Description of Heritage Capital Stock" and "Comparison of Rights of Premier Commercial Common Shares and Heritage Common Shares."
Public Trading Markets
Heritage's common shares are listed on Nasdaq under the symbol "HFWA" and Premier Commercial's common shares trade on the OTC Pink marketplace under the symbol "PRCB." Upon completion of the merger, Premier Commercial common shares will no longer trade on the OTC Pink marketplace. The Heritage common shares issuable in the merger for Premier Commercial common shares will be listed on Nasdaq.
THE MERGER AGREEMENT
The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger.

The Merger
The boards of directors of Heritage and Premier Commercial have each unanimously approved the merger agreement, which provides for the merger of Premier Commercial into Heritage, with Heritage as the surviving corporation of the merger. The merger agreement provides that after the effective time of the merger Heritage intends to merge Premier Community Bank, a wholly owned subsidiary of Premier Commercial, with and into Heritage Bank, a wholly owned subsidiary of Heritage, with Heritage Bank as the surviving institution.

Effective Time and Completion of the Merger
             The merger agreement provides that unless both Heritage and Premier Commercial agree to a later date, the filings necessary to make the merger effective, consisting of articles of merger to be filed with the Secretary of State of each of the State of Washington and State of Oregon, will be made on or before the last day of the month (but no earlier than five business days) after all of the conditions to completion of the merger have been satisfied or waived (other than those that by their nature are to be satisfied or waived at the closing of the merger).

We currently expect that the merger will be completed in the quarter ending September 30, 2018, subject to the approval of the merger agreement by Premier Commercial shareholders, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger.

There can be no assurances as to whether, or when, Heritage and Premier Commercial will obtain the required approvals or complete the merger. See "—Conditions to Completion of the Merger."

Consideration to be Received in the Merger
In the merger, Premier Commercial shareholders will have the right with respect to each of their Premier Commercial common shares, to receive a number of Heritage common shares  equal to the exchange rate of 0.4863.
 If, prior to the effective time of the merger, the outstanding Heritage common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the exchange ratio.

The value of the Heritage common shares to be received by Premier Commercial shareholders in the merger may vary from the value as of the date we announced the merger, the date that this document was mailed to Premier Commercial shareholders, the date of the meeting of Premier Commercial shareholders and the date of completion of the merger. Any change in the market price of Heritage common shares prior to completion of the merger will affect the value of the merger consideration that Premier Commercial shareholders will receive upon completion of the merger. Accordingly, at the time of the Premier Commercial special meeting, Premier Commercial shareholders will not know or be able to calculate the value of the merger consideration they would receive upon completion of the merger.  See "Risk Factors" on page 12.

No fractional share interests will be issued in connection with the merger. Instead, Heritage will make a cash payment to each Premier Commercial shareholder who would otherwise receive a fractional Heritage share in an amount equal to the fractional share multiplied by the Heritage average closing price. A Premier Commercial shareholder also has the right to obtain the fair value of his or her Premier Commercial shares in lieu of receiving the merger consideration under the merger agreement by strictly following the procedures under the ORS, as discussed under "Dissenters' Rights" beginning on page 66.

Exchange Procedures
Prior to the effective time of the merger, Heritage will appoint as the exchange agent under the merger agreement, its transfer agent, Computershare. As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each holder of record of Premier Commercial common shares who does not exercise dissenters' rights a letter of transmittal and instructions for the surrender of the holder's Premier

Commercial share certificate(s) and/or conversion of book-entry shares for the merger consideration and cash in lieu of any fractional Heritage share.

Premier Commercial shareholders should not send in their share certificates until they receive the letter of transmittal and instructions.

Upon surrender to the exchange agent of the certificate(s) representing his or her Premier Commercial common shares, accompanied by a properly completed letter of transmittal, a Premier Commercial shareholder will be entitled to promptly receive the merger consideration and cash in lieu of any fractional Heritage share. Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive, without interest, the merger consideration and cash in lieu of any fractional Heritage share. Heritage or the exchange agent will be entitled to deduct and withhold from any cash consideration payable under the merger agreement to any holder of Premier Commercial common shares, the amounts it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the persons from whom they were withheld.

No dividends or other distributions with respect to Heritage common shares after completion of the merger will be paid to the holder of any unsurrendered Premier Commercial share certificates with respect to the Heritage common shares represented by those certificates until those certificates have been properly surrendered. Following the proper surrender of any such previously unsurrendered Premier Commercial share certificate, the holder of the certificate will be entitled to receive, without interest, (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of Heritage common stock represented by that certificate and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to Heritage common shares represented by that certificate with a record date after the effective time of the merger (but before the date on which the certificate is surrendered) and with a payment date subsequent to the issuance of the Heritage common shares issuable in exchange for that certificate.

The merger consideration and cash in lieu of any fractional Heritage share may be issued or paid in a name other than the name in which the surrendered Premier Commercial share certificate is registered if (i) the certificate surrendered is properly endorsed or otherwise in a proper form for transfer, and (ii) the person requesting the payment or issuance pays any transfer or other similar taxes due or establishes to the satisfaction of Heritage that such taxes have been paid or are not applicable.

After the effective time of the merger, there will be no transfers on the stock transfer books of Premier Commercial other than to settle transfers of Premier Commercial shares that occurred prior to the effective time. If, after the effective time of the merger, certificates for Premier Commercial shares are presented for transfer to the exchange agent, the certificates will be cancelled and exchanged for the merger consideration, cash in lieu of any fractional Heritage share and any unpaid dividends or distributions on Heritage common shares deliverable with respect thereto, in each case without interest.

Any portion of the merger consideration and cash to be paid in lieu of fractional Heritage shares that has been deposited with the exchange agent and remains unclaimed by Premier Commercial shareholders at the expiration of six months after the effective time of the merger may be returned to Heritage. In that case, former Premier Commercial shareholders who have not yet surrendered their Premier Commercial share certificates may after that point look only to Heritage with respect to the merger consideration, any cash in lieu of any Heritage fractional common shares and any unpaid dividends and distributions on the Heritage common shares to which they are entitled, in each case, without interest. None of Heritage, the exchange agent or any other person will be liable to any former Premier Commercial shareholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

In the event any Premier Commercial share certificate is lost, stolen or destroyed, in order to receive the merger consideration and any cash in lieu of any fractional Heritage share, the holder of that certificate must provide an affidavit of that fact and, if reasonably required by Heritage or the exchange agent, post a bond in such amount as Heritage determines is reasonably necessary to indemnify it against any claim that may be made against it with respect to that certificate.

Conduct of Business Pending the Merger
Pursuant to the merger agreement, Premier Commercial and Heritage have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, each party has agreed that, except as otherwise permitted by the merger agreement, or as required by applicable law or a governmental entity or with the prior written consent of the other party, it will:

•	use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships;
•
not take any action that is intended to or that would reasonably be expected to adversely affect or materially delay the ability of either party or its subsidiaries to obtain any necessary regulatory approvals or to complete the merger or the bank merger;

•
not take any action that is intended or that would reasonably be expected to cause the merger or the bank merger to fail to qualify as a reorganization under Section 368(a) of the Code or cause any of its representations and warranties in the merger agreement to be untrue in any material respect or any of the conditions in the merger agreement to be unsatisfied or to result in a violation of any provision of the merger agreement; and

•
not take any action that is likely to materially impair its ability to perform any of its obligations under the merger agreement or its subsidiary bank to perform any of its obligations under the bank merger agreement.

Heritage has also agreed that it will not and will not permit any of its subsidiaries to amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to Premier Commercial's shareholders.

Premier Commercial has also agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice. Premier Commercial has further agreed that it will not, and will not permit any of its subsidiaries, to do any of the following, except as required by law or a governmental entity, expressly contemplated or permitted by the merger agreement, or with the prior written consent of Heritage:

•
issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any warrants, options, other equity-based awards, convertible securities or other arrangements or commitments to acquire capital stock or other ownership interests;

•	issue any other capital securities, including trust preferred or other similar securities, voting debt securities or other securities;
•
pay any dividends or other distributions on its capital stock or other ownership interests, other than dividends from wholly owned subsidiaries to Premier Commercial or to another wholly owned subsidiary of Premier Commercial; or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock, other ownership interests, or rights with respect to the foregoing;

•
(i) enter into, modify, renew or terminate any employment, consulting, severance, change in control or similar agreement or arrangement with any director, officer, employee, or service provider, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal increases in salary to rank and file employees, (C) incentive bonuses as specified pursuant to the merger agreement, and (D) severance in accordance with past practice; (ii) hire any new officers; or (iii) promote any employee to a rank of vice president or higher;

•	establish, modify, renew or terminate any employee benefit plan or accelerate the vesting of benefits under any employee benefit plan;
•
sell, transfer, lease or encumber any of its assets, except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value, or with respect to Other Real Estate Owned and related properties  in the ordinary course at a reasonable price; or sell or transfer any of its deposit liabilities;

•
enter into, modify or renew any data processing contract, service provider agreement or any lease, license or maintenance agreement relating to real or personal property or intellectual property or information technology assets, other than the annual renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice, or permit to lapse its rights in any material intellectual property or information technology assets;

•
acquire the assets, business, deposits or properties of any person, other than pursuant to foreclosure, in a fiduciary capacity or in satisfaction of debts contracted prior to the date of the merger agreement;

•	sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice;
•	amend its articles of incorporation or bylaws or similar governing documents;
•	materially change its accounting principles, practices or methods, except as may be required by accounting principles generally accepted in the United States or any governmental entity;
•	enter into, materially modify, terminate or renew any Premier Commercial Contract (as such term is defined in the merger agreement);
•	settle any legal claims involving an amount in excess of $15,000, excluding amounts paid or reimbursed under any insurance policy;
•
foreclose upon any real property without obtaining a phase one environmental report, except for one- to four-family non-agricultural residential properties of five acres or less which it does not have reason to believe contains hazardous substances or might be in violation of or require remediation under environmental laws;

•
in the case of Premier Community Bank, (i) voluntarily make a material change in its deposit mix; (ii) increase or decrease the interest rate paid on its time deposits or certificates of deposit except in a manner consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility;

•	acquire any investment securities outside of the limits specified in the merger agreement;
•	make capital expenditures outside the limits specified in the merger agreement;
•	materially change its loan underwriting policies or make loans or extensions of credit in excess of amounts specified in the merger agreement;
•	invest in any new or existing joint venture or any new real estate development or construction activity;
•	materially change its interest rate and other risk management policies and practices;

•
incur any debt for borrowed funds other than in the ordinary course of business consistent with past practice with a term of one year or less, or guaranty any obligations or liabilities of any other person or entity other than the issuance of letters of credit in the ordinary course of business;

•	create any lien on any of its assets or properties other than pursuant to agreements with the Federal Home Loan Bank of Des Moines and federal funds transactions;
•	make charitable contributions in excess of limits specified in the merger agreement;
•	enter into any new lines of business;
•	make, change or revoke any tax election, amend any tax return, enter into any tax closing agreement, or settle any liability with respect to disputed taxes; or
•	agree or commit to do any of the foregoing.
Agreement Not to Solicit Other Offers
Premier Commercial has agreed that, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, it will not, and will cause its subsidiaries not to, directly or indirectly: (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide to any person any confidential or nonpublic information concerning, its and its subsidiaries' business, properties or assets; or (ii) have any discussions with any person or entity relating to an acquisition proposal.

Notwithstanding this agreement, if Premier Commercial receives an unsolicited written acquisition proposal prior to Premier Commercial shareholder approval of the merger agreement that Premier Commercial's board of directors determines in good faith constitutes or is reasonably likely to constitute a transaction that is more favorable from a financial point of view to the shareholders of Premier Commercial than the merger with Heritage (referred to as a "superior proposal"), Premier Commercial may provide confidential information to and negotiate with the third party that submitted the acquisition proposal if the Premier Commercial board of directors determines in good faith, after consulting with counsel, that the failure to do so would violate the board's fiduciary duties. In order to constitute a superior proposal, an acquisition proposal must be for a tender or exchange offer, for a merger or consolidation or other business combination involving Premier Commercial or Premier Community Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Premier Commercial or Premier Community Bank. Premier Commercial must promptly advise Heritage of any acquisition proposal received and keep it apprised of any related developments.

The merger agreement generally prohibits the Premier Commercial board of directors from withdrawing or modifying in a manner adverse to Heritage the board's recommendation that Premier Commercial's shareholders vote to approve the merger agreement (referred to as a "change in recommendation"). At any time prior to the approval of the merger agreement by Premier Commercial's shareholders, however, the Premier Commercial board of directors may effect a change in recommendation in response to a bona fide written unsolicited acquisition proposal that the board determines in good faith, after consultation with counsel, constitutes a superior proposal. The Premier Commercial board of directors may not make a change in recommendation in response to a superior proposal, or terminate the merger agreement to pursue a superior proposal, unless it has given Heritage at least four business days to propose a modification to the merger agreement and, after considering any such proposed modification, the Premier Commercial board of directors determines in good faith, after consultation with counsel, that the third party unsolicited proposal continues to constitute a superior proposal.

If Heritage terminates the merger agreement based on a change in recommendation by the Premier Commercial board of directors or Premier Commercial terminates the merger agreement to pursue a superior proposal, Premier Commercial would be required to pay Heritage a termination fee of $3.45 million in cash. See "—Termination of the Merger Agreement."

Representations and Warranties

The representations and warranties described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Heritage and Premier Commercial, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Heritage and Premier Commercial rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to shareholders. You should not rely on the representations and warranties or any description thereof as characterizations of the actual state of facts or condition of Heritage, Premier Commercial or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Heritage or Premier Commercial. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

The merger agreement contains customary representations and warranties of each of Heritage and Premier Commercial relating to their respective businesses. The representations and warranties in the merger agreement do not survive completion of the merger.

            The representations and warranties made by each of Premier Commercial and Heritage in the merger agreement relate to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•
authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger or bank merger;

•	required governmental and other regulatory filings, consents and approvals in connection with the merger and the bank merger;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	in the case of Premier Commercial, broker's fees payable in connection with the merger;
•	the absence of certain changes or events;
•	legal proceedings;
•	tax matters;
•	employee benefit matters;
•	in the case of Heritage, filings with the SEC;
•	compliance with applicable laws;
•	in the case of Premier Commercial, certain contracts;

•	absence of agreements with regulatory authorities;
•	derivative instruments and transactions;
•	environmental matters;
•	investment securities, commodities and, in the case of Premier Commercial, bank owned life insurance;
•	title to real property and other assets;
•	intellectual property and information technology assets;
•	in the case of Premier Commercial, related party transactions;
•	in the case of Premier Commercial, inapplicability of takeover statutes;
•	absence of action or circumstance that would prevent the merger or the bank merger from qualifying as a reorganization under Section 368(a) of the Code;
•	in the case of Premier Commercial, receipt of a fairness opinion from Premier Commercial's financial advisor;
•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other documents;
•	loan matters;
•	insurance matters;
•	in the case of Premier Commercial, the proper administration of all fiduciary business;
•	in the case of Premier Commercial, the accuracy and completeness of corporate and stock ownership records; and
•	in the case of Premier Commercial, the absence of claims requiring indemnification.
Certain representations and warranties of Heritage and Premier Commercial are qualified as to "materiality" or "material adverse effect" as defined in the merger agreement.

Special Meeting and Recommendation of Premier Commercial's Board of Directors

Premier Commercial has agreed to, and to cause its board of directors to take all action to, hold the special meeting for the purpose of voting upon the merger agreement and use commercially reasonable best efforts to obtain from its shareholders the vote required to approve the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they approve the merger agreement.

Notwithstanding any change in recommendation by the board of directors of Premier Commercial, unless the merger agreement has been terminated in accordance with its terms, Premier Commercial is required to convene the special meeting and to submit the merger agreement to a vote of its shareholders. Premier Commercial will adjourn or postpone the special meeting if there are insufficient Premier Commercial common shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting.

Conditions to Completion of the Merger
Mutual Closing Conditions. The obligations of Heritage and Premier Commercial to complete the merger are subject to the satisfaction of the following conditions:

•	approval of the merger agreement by Premier Commercial's shareholders;
•	authorization for listing on Nasdaq of the Heritage common shares to be issued in the merger;
•	the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, being effective and not subject to any stop order by the SEC;
•	absence of any injunction or other legal restraint blocking the merger or the bank merger; and
•	required regulatory approvals are received without the imposition of any non-standard unduly burdensome condition or requirement as reasonably determined by the Heritage board of directors;
Additional Closing Conditions for the Benefit of Heritage. In addition to the mutual closing conditions, Heritage's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•
accuracy of the representations and warranties made by Premier Commercial subject to the closing condition standards set forth in the merger agreement and the receipt by Heritage of a certificate signed by the Chief Executive Officer or Chief Operating Officer of Premier Commercial to that effect;

•
performance in all material respects by Premier Commercial of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Heritage of a certificate signed by the Chief Executive Officer or Chief Operating Officer of Premier Commercial to that effect;

•	the holders of less than 10% of the outstanding Premier Commercial common shares exercising dissenters' rights under Oregon law;
•	the receipt of consent from counterparties under specified contracts; and
•	the receipt by Heritage of an opinion of its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
Additional Closing Conditions for the Benefit of Premier Commercial. In addition to the mutual closing conditions, Premier Commercial's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•
accuracy of the representations and warranties made by Heritage subject to the closing condition standards set forth in the merger agreement and the receipt by Premier Commercial of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Heritage to that effect;

•
performance in all material respects by Heritage of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Premier Commercial of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Heritage to that effect; and

•	the receipt by Premier Commercial of an opinion of its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

Heritage and Premier Commercial can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:

•
if a regulatory or other governmental authority has denied approval of the merger or the bank merger and such denial has become final and non-appealable, provided that the denial is not due to the failure of the company seeking termination to fulfill its obligations under the merger agreement, or if a court or regulatory other governmental authority issues a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger;

•
if the merger has not been completed by November 1, 2018, unless due to the failure of the company seeking termination to perform or observe its covenants and agreements set forth in the merger agreement;

•
if the other company breaches any representation, warranty, covenant or other agreement (provided that the terminating company is not then in material breach of representation, warranty, covenant or other agreement) , which breach results in a failure to satisfy the closing conditions of the company seeking termination and such breach is not cured within thirty (30) days following written notice to the breaching company or by its nature or timing cannot be cured within that time period;

•
if the provision giving Heritage the right to terminate the merger agreement as described in the next paragraph is not applicable and the shareholders of Premier Commercial fail to approve the merger agreement at the special meeting of Premier Commercial shareholders; or

•
if the Heritage average closing price is less than $25.50 and Heritage's common stock underperforms the KBW Regional Bank Index  by more than 20% during period commencing December 8, 2017 and ending on the fifth trading day prior to the closing date as provided in the merger agreement; provided however, if Premier Commercial elects to terminate the merger agreement, Heritage may elect to avoid such termination by adjusting the exchange ratio, or providing a cash component to the merger consideration, so that the value of the merger consideration is equal to $12.40 based upon the Heritage average closing price.  For example, if the two conditions above are satisfied with the Heritage average closing price being $24.90 and Premier Commercial exercises its termination right, then Heritage may avoid such termination by either (i) increasing the exchange ratio to 0.4980 or (ii) leaving the exchange ratio at 0.4863 and adding $0.39 in cash to the merger consideration.  Any cash received by a Premier Commercial shareholder as part of the merger consideration will generally result in tax gain in the amount thereof for U.S. federal income tax purposes. See "Material United States Federal Income Tax Consequences of the Merger – Cash Received as Part of Merger Consideration" on page 61.

In addition to the circumstances described above, Heritage may terminate the merger agreement if (i) the board of directors of Premier Commercial fails to recommend that Premier Commercial shareholders approve the merger agreement or makes a change in recommendation; (ii) Premier Commercial materially breaches any of the provisions relating to acquisition proposals, as described under "—Agreement Not to Solicit Other Offers"; or (iii) Premier Commercial refuses to call or hold the shareholder meeting for a reason other than that the merger agreement has been previously terminated. Immediately following such a termination by Heritage, Premier Commercial must pay to Heritage a termination fee of $3.45 million in same day funds.

In addition to the circumstances described above, Premier Commercial may terminate the merger agreement prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Premier Commercial has (i) not materially breached the merger agreement provisions outlined in "—Agreement Not to Solicit Other Offers" and (ii) paid Heritage the $3.45 million termination fee.

Premier Commercial must also pay the $3.45 million termination fee to Heritage if the merger agreement is terminated by either party as a result of the failure of Premier Commercial's shareholders to approve the merger agreement and if, prior to such termination, there is publicly announced a proposal for a tender or exchange offer, for a merger or consolidation or other business combination involving Premier Commercial or Premier Community Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Premier Commercial or Premier Community Bank and, within one year of the termination, Premier Commercial or Premier Community Bank either enters into a definitive agreement with respect to that type of transaction or consummates that type of transaction.
Employee and Benefit Plan Matters

             Following the effective time of the merger, Heritage shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees who are employees of Premier Commercial and its subsidiaries on the merger closing date (referred to below as "covered employees") which, provide employee benefits and compensation programs that are substantially comparable to the employee benefits and compensation programs that are made available to similarly situated employees of Heritage or its subsidiaries, as applicable. Until such time as Heritage causes covered employees to participate in the benefit plans that are made available to similarly situated employees of Heritage or its subsidiaries, a covered employee's continued participation in employee benefit plans of Premier Commercial and its subsidiaries will be deemed to satisfy this provision of the merger agreement. In no event will any covered employee be eligible to participate in any closed or frozen plan of Heritage or its subsidiaries.

To the extent that a covered employee becomes eligible to participate in a Heritage benefit plan, Heritage shall cause the plan to recognize years of prior service of such covered employee with Premier Commercial, its subsidiaries or their predecessors, for purposes of eligibility, participation, vesting and, in the case of vacation or paid time off plans only, for benefit accrual, but only to the extent such service was recognized immediately prior to the merger closing date under a comparable Premier Commercial benefit plan in which such covered employee was eligible to participate immediately prior to the effective time of the merger. This recognition of service will not duplicate any benefits of a covered employee with respect to the same period of service.
With respect to any Heritage benefit plan that is a health, dental, vision or similar plan, Heritage or a subsidiary of Heritage shall use commercially reasonable best efforts to:
•
cause the waiver of all limitations as to pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable to the covered employees, to the extent such condition was or would have been covered under, or such waiting period was satisfied under,  a Premier Commercial benefit plan  maintained for such covered employees immediately prior to the merger closing date; and

•
recognize expenses incurred by a covered employee in the year that includes the closing date (or, if later, the year in which the covered employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements.

Premier Commercial has agreed to take, and cause its subsidiaries to take, all actions reasonably requested by Heritage that may be necessary or appropriate to (i) cause the continuation on and after the effective time of the merger, of any contract, arrangement or insurance policy relating to any Premier Commercial benefit plan for such period as may be requested by Heritage, (ii) facilitate the merger of any Premier Commercial benefit plan into any employee benefit plan maintained by Heritage or a Heritage subsidiary, and/or (iii) amend or terminate any Premier Commercial benefit plan (to the extent permitted by the terms thereof and Section 409A of the Code) immediately prior to the effective time of the merger, except as otherwise provided in the merger agreement.
Heritage has agreed that it or its subsidiaries will honor the obligations of Premier Commercial for certain employees identified by Premier Commercial under existing employment, change in control or severance agreements and benefits under the Premier Commercial benefit plans that do not enter into similar agreements with Heritage or Heritage Bank following the effective time of the merger.  Concurrent with the execution of the merger agreement and to become effective at the effective time of the merger, Heritage Bank entered into transitional employment agreements with Messrs. Roby, Johnson and Ekblad, all executive officers of Premier Commercial. These agreements set forth the terms and conditions of each such individual's employment relationship with

Heritage Bank following the effective time of the merger and will be effective upon and subject to the completion of the merger. For additional information, see "The Merger—Interests of Certain Persons in the Merger" on page 42.
Indemnification and Continuance of Director and Officer Liability Coverage
For a period of six years following the merger, Heritage will maintain and preserve the rights to indemnification of the current and former directors and officers of Premier Commercial and its subsidiaries to the maximum extent permitted by applicable organizational documents and to the fullest extent  permitted by law, in connection with any claims arising out of or relating to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement.

Prior to the completion of the merger, Premier Commercial shall purchase a prepaid tail policy for directors' and officers' liability insurance for a coverage period up to six years with respect to actions, omissions, events, matters, and circumstances occurring prior to the effective time  provided that the cost thereof shall not exceed 250% of Premier Commercial's current annual premium for such insurance. Heritage will cause such policy to be maintained in full force and effect for its full term and will cause all obligations thereunder to be honored by the combined company after the merger.

Trust Preferred Securities

Premier Commercial will use its commercially reasonable best efforts to redeem its $8.2 million of outstanding trust preferred securities prior to the closing of the merger.

Expenses
All expenses incurred in connection with the merger will be paid by the party incurring the expenses, except that Premier Commercial will bear the costs and expenses of printing and mailing this proxy statement/prospectus and Heritage has paid the filing fee for the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part.

Amendment, Waiver and Extension of the Merger Agreement
             Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the shareholders of Premier Commercial, except that after approval of the merger agreement by the shareholders of Premier Commercial, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval of such shareholders under applicable law.

At any time prior to completion of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement.
Voting Agreements
             As an inducement to Heritage to enter into the merger agreement, the directors and executive officers of Premier Commercial have entered into voting agreements with Heritage with respect to the shares of Premier Commercial common shares they own. The following summary of the voting agreements is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Exhibit A to the merger agreement, which is included in Appendix A to this proxy statement/prospectus.

Pursuant to the voting agreements, the directors and executive officers of Premier Commercial have agreed:

•
to vote, or cause to be voted, all of their Premier Commercial common shares (i) in favor of approval of the merger agreement and approval of the merger and any action required in furtherance thereof and (ii) against any proposal made in opposition to or in competition with the consummation of the merger;

•
not to sell, transfer or otherwise dispose of any such Premier Commercial common shares until after shareholder approval of the merger proposal, excluding (i) a transfer where the transferee has agreed in writing to abide by the terms of the voting agreement in a form reasonably satisfactory to Heritage, (ii) a transfer by will or operation of law, or (iii) a transfer made with the prior written consent of Heritage; and

•	not to bring or aid any legal action that challenges the validity of or seeks to enjoin the operation of any provision of the voting agreement or the merger agreement.
The obligations under each voting agreement will terminate concurrently with any termination of the merger agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
This discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Premier Commercial common shares. The discussion is based on provisions of the Code, U.S. Treasury regulations, administrative rulings of the Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.
For purposes of this discussion, we use the term "U.S. holder" to mean:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders that hold their Premier Commercial common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the holder's particular circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including:
•	banks and other financial institutions;
•	pass-through entities and investors therein;
•	persons liable for the alternative minimum tax;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold Premier Commercial common shares as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;
•	mutual funds;
•	regulated investment companies;
•	real estate investment trusts;
•	retirement plans, individual retirement accounts or other tax-deferred accounts;
•	persons whose "functional currency" is not the U.S. dollar;
•	U.S. expatriates and former residents of the United States; and
•	persons who acquired their Premier Commercial common shares through the exercise of a Premier Commercial option, through a tax qualified retirement plan or otherwise as compensation.
Furthermore, this discussion does not address any state, local, or non-U.S. tax consequences, or U.S. federal estate, gift, unearned income Medicare contribution tax, alternative minimum tax or other non-income tax consequences.
If a partnership or other entity taxed as a partnership for U.S. federal income tax purposes holds Premier Commercial common shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual U.S. federal income tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax, the estate and gift tax, and any state, local or non-U.S. and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally
It is a condition to Premier Commercial's obligation to complete the merger that Premier Commercial receives a written opinion of its special counsel, Miller, Nash Graham & Dunn LLP, dated as of the closing date, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to Heritage's obligation to complete the merger that Heritage receives an opinion of its special counsel, Silver, Freedman, Taff & Tiernan LLP, dated as of the closing date, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and on representation letters provided by Premier Commercial and Heritage to be delivered at the time of the closing. Those opinions will also be based on the assumption that the representations set forth in the merger agreement and the representation letters are, as of the effective time of the merger, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of Premier Commercial and Heritage. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be adversely affected.
In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of the registration statement will be binding on the IRS. Neither Premier Commercial nor Heritage intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and consequently, there is no assurance that the IRS will treat the merger as a "reorganization" within the meaning of Section 368(a) of the Code.
Assuming that the merger is completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and that the representations found in the merger agreement and in the representation letters provided by Premier Commercial and Heritage delivered at the time of closing will be true and complete without qualification as of the effective time of the merger, it is the opinion of each of Miller Nash Graham & Dunn LLP and Silver, Freedman, Taff & Tiernan LLP  that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.
Based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein and in their respective federal income tax opinions filed as exhibits to the registration statement on Form S-4, this discussion of the material U.S. federal income tax consequences of the merger, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinions of Miller Nash Graham & Dunn LLP,  special counsel to Premier Commercial, and Silver, Freedman, Taff & Tiernan LLP, special counsel to Heritage.
Subject to the foregoing, the material U.S. federal income tax consequences of the merger to U.S. holders of Premier Commercial common shares will be as follows:
•
no gain or loss will be recognized on the receipt of Heritage common shares in exchange for Premier Commercial common shares pursuant to the merger (except for any gain or loss that may result from the receipt of cash in lieu of a fractional Heritage common share that the U.S. holders would otherwise be entitled to receive (as discussed below under "—Cash Received In Lieu of a Fractional Heritage Common Share"));

•
the aggregate basis of the Heritage common shares received in the merger will be the same as the aggregate basis of the Premier Commercial common shares surrendered in the exchange, decreased by the basis attributable to any fractional interest in Heritage common shares for which cash is received; and

•
the holding period of Heritage common shares received in exchange for Premier Commercial common shares will include the holding period of the Premier Commercial common shares surrendered in the exchange.

If a U.S. holder of Premier Commercial common shares acquired different blocks of Premier Commercial common shares at different times or at different prices, such holder's basis and holding period may be determined with reference to each block of Premier Commercial common shares. Any such holder should consult its tax advisor regarding the manner in which Heritage common shares received in the merger should be allocated among different blocks of Premier Commercial common shares and with respect to identifying the bases or holding periods of the particular Heritage common shares received in the merger.

Cash Received In Lieu of a Fractional Heritage Common Share
A U.S. holder of Premier Commercial common shares that receives cash in lieu of a fractional Heritage common share will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Heritage. As a result, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in the fractional share, as set forth above. This gain or loss will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Cash Received on Exercise of Dissenters' Rights
A U.S. holder of Premier Commercial common shares that receives cash in exchange for such holder's Premier Commercial common shares upon exercise of dissenters' rights will recognize gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Premier Commercial common shares exchanged therefor. Each U.S. holder of Premier Commercial common shares is urged to consult such holder's tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Premier Commercial common shares exchanged in the merger. Such gain or loss will generally be long-term or short-term capital gain or loss, depending on the U.S. holder's holding period in the Premier Commercial common shares exchanged.  The tax consequences of cash received may vary depending upon your individual circumstances. Each holder of Premier Commercial common stock who contemplates exercising statutory dissenters' rights should consult its tax adviser as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Cash Received as Part of Merger Consideration
If Premier Commercial exercises its right to terminate the merger agreement based upon the Heritage average closing price being below $25.50 and Heritage common stock underperforming the KBW Regional Bank Index as provided in the merger agreement, Heritage can avoid such termination by adjusting the merger consideration as set forth in the merger agreement.  In such case, the holders of Premier Commercial common shares may receive cash consideration in addition to Heritage common shares, and the material U.S. federal income tax consequences of the transaction would generally be the same as described above, except that:

•
A U.S. holder who receives Heritage common shares and cash (other than cash received in lieu of a fractional Heritage common share) in exchange for Premier Commercial common shares pursuant to the merger, will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Heritage common shares received pursuant to the merger (determined as of the effective date of the merger) over such U.S. holder's adjusted tax basis in the Premier Commercial common shares surrendered in the exchange) and (2) the amount of cash received pursuant to the merger (in each case excluding any cash received in lieu of a fractional Heritage common share, which will be treated as discussed above); and

•
The aggregate tax basis in the Heritage common shares received by a U.S. holder of Premier Commercial common shares in the merger, including any fractional share interests deemed received and redeemed as described above, will equal such U.S. holder's aggregate adjusted tax basis in the Premier Commercial common shares surrendered in the exchange, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of  gain, if any recognized by such U.S. holder (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange.

 Any gain recognized by a U.S. holder of Premier Commercial common stock in connection with the merger generally will be capital gain unless such holder's receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as a dividend to the extent of such holder's ratable share of Premier Commercial's accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Premier Commercial common stock solely in exchange for Heritage common stock and then Heritage immediately redeemed a portion of that stock for the cash that you actually received in the merger (referred to herein as the "deemed redemption"). Receipt of cash will generally not have the effect of a dividend to you if such receipt is "not essentially equivalent to a dividend" or "substantially disproportionate," each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in your deemed percentage stock ownership of Heritage following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of Heritage that you are considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Heritage that you own immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if your holding period for your Premier Commercial common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to you at the long-term capital gains rate, provided you held the shares giving rise to such income for more than 60 days during the 121-day period beginning 60 days before the effective time of the merger. The determination as to whether you will recognize a capital gain or dividend income as a result of your exchange of Premier Commercial common stock for a combination of Heritage common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, we urge you to consult your own tax advisor with respect to any such determination that is applicable to your individual situation.
Net Investment Income Tax
A holder of Premier Commercial common stock that is an individual is subject to a 3.8% tax on the lesser of: (1) his or her "net investment income" for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual's U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of Premier Commercial common stock should consult their tax advisors as to the application of this additional tax to their circumstances.
Information Reporting and Backup Withholding
A non-corporate U.S. holder may be subject to backup withholding (currently at a rate of 24%) on any cash received in the merger, including cash received in lieu of a fractional Heritage common share. Backup withholding generally will not apply, however, to such U.S. holders who:
•
furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on Form W-9 or successor form and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder receiving Heritage common shares as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. federal income tax return and is a "significant holder" will be required to file a statement with the holder's U.S. federal income tax return setting forth the holder's basis (determined immediately before the exchange) in the Premier Commercial common shares surrendered and the fair market value (determined immediately before the exchange) of the Premier Commercial common shares that is exchanged by such holder pursuant to the merger. A "significant holder" is a U.S. holder that receives Heritage common shares in the merger and that, immediately before the merger, owned at least 1% of the outstanding Premier Commercial shares (by vote or value) or securities of Premier Commercial with a tax basis of $1 million or more.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger.  Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Premier Commercial shareholder will depend on that shareholder's particular situation. Premier Commercial shareholders are strongly urged to consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

DESCRIPTION OF HERITAGE CAPITAL STOCK
The following briefly summarizes the material terms of Heritage's capital stock. In connection with this summary, we urge you to read Heritage's articles of incorporation and bylaws in their entirety, copies of which have been filed with the SEC and are available, without charge, to any person by following the instructions listed under "Where You Can Find More Information."

General
Heritage's authorized capital stock currently consists of:
•	50,000,000 common shares, no par value per share; and
•	2,500,000 preferred shares, no par value per share.
As of May 2, 2018, there were 34,027,616 Heritage common shares issued and outstanding. No Heritage preferred shares are currently outstanding. Heritage's common shares are traded on Nasdaq under the symbol "HFWA."
Common Shares
Each Heritage common share has the same relative rights and is identical in all respects with each other Heritage common share. Heritage common shares represent non-withdrawable capital, are not of an insurable type and are not insured by the FDIC or any other government agency.
Subject to any prior rights of the holders of any preferred shares or other shares of Heritage then outstanding, holders of Heritage common shares are entitled to receive such dividends as are declared by the board of directors of Heritage out of funds legally available for dividends.
Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Heritage common shares and each share is entitled to one vote. See "Comparison of Rights of Premier Commercial Common Shares and Heritage Common Shares—Restrictions on Voting Rights." Subject to any prior rights of the holders of any Heritage preferred shares then outstanding, in the event of a liquidation, dissolution or winding up of Heritage, holders of Heritage common shares will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of Heritage common shares will not have any preemptive rights to subscribe for any additional securities which may be issued by Heritage, nor will they have cumulative voting rights.
Preferred Shares
Heritage may issue preferred shares in one or more series at such time or times and for such consideration as the board of directors of Heritage may determine, generally without shareholder approval. The board of directors of Heritage is expressly authorized at any time, and from time to time, to issue Heritage preferred shares, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of Heritage is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of Heritage's board of directors to approve the issuance of preferred or other shares without shareholder approval could make an acquisition by an unwanted suitor of a controlling interest in Heritage more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Heritage.

Preferred shares redeemed or acquired by Heritage may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by Heritage upon approval of its board of directors.

Other Anti-Takeover Provisions
In addition to the ability to issue common and preferred shares without shareholder approval, Heritage's charter and bylaws contain a number of provisions which may have the effect of delaying, deferring or preventing a change in control of Heritage. See "Comparison of Rights of Premier Commercial Common Shares and Heritage Common Shares."

Transfer Agent
The transfer agent and registrar for the Heritage common shares is Computershare.
COMPARISON OF RIGHTS OF PREMIER COMMERCIAL COMMON
SHARES AND HERITAGE COMMON SHARES

After completion of the merger, the Premier Commercial shareholders will become shareholders of Heritage. Heritage is a Washington corporation, and the rights of Heritage shareholders are governed by the WBCA, as well as the articles of incorporation and bylaws of Heritage. Premier Commercial is an Oregon corporation, and its shareholders' rights are governed by the OBCA, as well as its articles of incorporation and bylaws. After the merger, as Heritage shareholders, the rights of former Premier Commercial shareholders will be governed by Heritage's articles of incorporation, its bylaws and the WBCA.

The following discussion summarizes the material differences between the rights of holders of Heritage common shares and holders of Premier Commercial common shares under the articles of incorporation and bylaws of Heritage and the articles of incorporation and bylaws of Premier Commercial. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders. In addition, the identification herein of certain differences in rights is not intended to imply the absence of other differences of equal or greater importance. The discussion in this section is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation and the relevant provisions of the WBCA and OBCA.
Copies of the articles of incorporation and bylaws are attached as exhibits to Heritage's filings with the SEC. See the section entitled "Where You Can Find More Information."
Authorized Shares
Heritage. Heritage's articles of incorporation authorize the issuance of 50,000,000 common shares and 2,500,000 preferred shares.   Heritage is authorized under its articles of incorporation to issue additional shares of capital stock, up to the amount authorized, generally without shareholder approval.  Heritage's board of directors also has sole authority to determine the terms of any one or more series of preferred shares, including the number of shares and determine such voting rights, designations, powers, preferences and relative, participating, optional or other rights, and such qualifications, limitations or restrictions thereof.  Currently, no Heritage preferred shares are issued or outstanding.

Premier Commercial. Premier Commercial's articles of incorporation authorize the issuance of 10,000,000 common shares and 1,000,000 preferred shares. Currently, no Premier Commercial preferred shares are issued or outstanding.

Restrictions on Voting Rights
Heritage. Heritage's articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of its equity securities. Specifically, Heritage's articles of incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of its equity securities without the prior approval by a two-thirds vote of Heritage's continuing directors, (as defined in the articles of incorporation) then, with respect to each vote in excess of 10% of the voting power of our outstanding voting shares which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of Heritage's continuing directors and for Heritage's employee benefit plans. Under Heritage's articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the articles of incorporation provide that a majority of Heritage's continuing directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of Heritage's outstanding common shares in a proxy contest or on other matters on which such person is entitled to vote.

Premier Commercial. Unlike Heritage, Premier Commercial's articles of incorporation do not contain any restrictions or voting limitations of the type contained in Heritage's articles of incorporation.

Number of Directors and Directors' Terms
Heritage. Heritage's articles of incorporation were amended in 2011 to provide a phased-in declassification of the board so that all directors are elected annually beginning with the 2014 annual meeting of Heritage's shareholders. Cumulative voting is not permitted in the election of directors. Heritage's bylaws provide that the board of directors of Heritage will have not less than five or more than 25 directors, as determined by resolution adopted by the board of directors provided that no action shall be taken to decrease or increase the number of directors from time to time unless at least two-thirds of the directors then in office concur.  Heritage currently has ten directors.
Premier Commercial. Premier Commercial's articles of incorporation provide that its board of directors shall consist of the number directors provided in the bylaws. The bylaws provide that the number of directors shall not be less than five or more than 15 with the specific number of directors to be set by resolution of the board of directors. Cumulative voting is not permitted in the election of directors and directors are elected for staggered three year terms. Premier Commercial currently has eight directors.

Removal of Directors
Heritage. Heritage's articles of incorporation provide that one or more directors may be removed from the board of directors prior to the expiration of his or her term, for cause, only at a special meeting of Heritage's shareholders called for that purpose. At such meeting, a director may be removed only by the affirmative vote of at least 66 2/3% of Heritage's outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.  This provision does not apply to any director elected by one or more series of preferred shares voting separately as a class.

Premier Commercial. Premier Commercial's bylaws provide that the shareholders of Premier Commercial, at any meeting of shareholders called expressly for that purpose,  may remove any director from office, with or without cause.

Filling Vacancies on the Board of Directors
Heritage. The articles of incorporation provide that any vacancy on the board of directors, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office until the next annual meeting of shareholders.

Premier Commercial. Premier Commercial's bylaws provide that a vacancy on the board of directors may be filled by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a quorum is present, or if the directors left in office constitute less than a quorum, by the affirmative vote of all the directors in office.

Special Meetings of Shareholders and Action Without a Meeting
Heritage. The bylaws of Heritage provide that special meetings of shareholders may be called only by the chairman of the board, chief executive officer, a majority of the board of directors, or any shareholder or shareholders holding in the aggregate at least ten percent of all shares entitled to vote at the special meeting. The WBCA provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.

Premier Commercial. The bylaws of Premier Commercial provide that special meetings of shareholders may be called by the president, the chairman of the board or any three or more shareholders owning one third or more of the outstanding stock entitled to vote. Shareholders of Premier Commercial may take any action that may be taken at a meeting, without a meeting, if the consent for such action is set forth in writing and signed by all the shareholders entitled to vote on such action.

Amendment of Articles of Incorporation and Bylaws
Heritage. Amendments to Heritage's articles of incorporation must be approved by Heritage's board of directors by a majority vote of the board and by Heritage's shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares entitled to vote generally in the election of directors (giving effect to the 10% voting limitation described above), voting together as a single class, is required to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to the number of directors, classification of the board and the filling of board vacancies, the 10% voting limitation, business combinations with control persons (as defined in the articles of incorporation), indemnification and amendment of the articles of incorporation. Heritage's bylaws may be amended by its board of directors by vote of a majority of the whole board or by Heritage's shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.

Premier Commercial. Amendments to Premier Commercial's articles of incorporation must be approved by a majority of the votes eligible to be cast.   Subject to the power of the Premier Commercial shareholders to change or repeal the bylaws, the board of directors is expressly authorized to make, amend, or repeal the bylaws.

Business Combinations with Certain Persons
Heritage. Heritage's articles of incorporation provide that certain business combinations (e.g., mergers, share exchanges, significant asset sales and share issuances) involving "control persons" of Heritage require, in addition to any vote required by law, the approval of 66 2/3% of the voting power of the outstanding voting shares that is not beneficially owned by the control person in question, voting together as a single class, unless either (i) a majority of the continuing  directors (generally those members of Heritage's board of directors who are unaffiliated with the control person and were directors prior to the time the control person became a 10% or greater shareholder of Heritage) have approved the business combination or (ii) certain fair price and procedure requirements are satisfied.  A control person is defined to include any individual, corporation, partnership or other person or entity which owns beneficially or controls, directly or indirectly, 20% or more of the outstanding common shares of Heritage or an affiliate of such person or entity.

Premier Commercial. The affirmative vote of a majority of all the votes entitled to be cast by each voting group entitled to vote thereon is required to approve a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the property of Premier Commercial.

DISSENTERS' RIGHTS
Shareholders who dissent from a proposed merger involving an Oregon corporation are entitled to receive the fair value of their shares under Oregon Revised Statutes ("ORS") 60.551 through 60.594. A copy of these statutes is attached as Appendix C.

To perfect dissenters' rights, a shareholder must deliver a notice of dissent to Premier Commercial, prior to the vote on the merger at the special meeting. Additionally, such shareholder may not vote in favor of the merger.
Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the Premier Commercial common shares represented by the proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder's statutory dissenters' rights.  A vote against the merger agreement does not dispense with the other requirements to exercise dissenters' rights under Oregon law.
A record shareholder may assert dissenters' right as to fewer than all shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies Premier Commercial in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares regarding which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.  A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if (i) the beneficial owner submits to Premier Commercial the record holder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, and (ii) the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has the power to direct the vote.
If the merger is approved, Premier Commercial will deliver a written dissenters' notice to all shareholders who have satisfied the requirements described above. The notice will be sent no later than 10 days after the special shareholders meeting and will, among other things, state where the payment demand shall be sent (and where and when stock certificates shall be deposited) and supply a form for demanding payment. The form will include the date of the first announcement of the terms of the merger and will require certification as to whether or not the dissenting shareholder acquired beneficial ownership before that date. The dissenters' notice will also set a date by which Premier Commercial must receive the payment demand.
A shareholder receiving a dissenters' notice must demand payment, certify whether or not he or she acquired beneficial ownership of the shares before the date set forth in the notice, and deposit stock certificates or receipts in accordance with the terms of the notice. A shareholder who does not properly and timely satisfy these requirements will not be entitled to payment for his or her shares under the dissenters' rights statutes and will instead receive the merger consideration.
Upon its receipt of a proper and timely payment demand, Premier Commercial will pay to each dissenting shareholder the amount that Premier Commercial estimates to be the fair value of such shareholder's shares, plus accrued interest. The payment will be accompanied by, among other things, a copy of Premier Commercial's balance sheet and income statement, a statement of the estimate of the fair value of the shares, an explanation of how interest was calculated, and a copy of the applicable provisions of the ORS.
Premier Commercial may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice. If Premier Commercial elects to do so, it will estimate the fair value of the shares plus accrued interest and will pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand.
A dissenting shareholder may notify Premier Commercial in writing as to the dissenting shareholder's own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter's estimate, or reject Premier Commercial's offer and demand payment of the dissenter's estimate of the fair value and interest due, under certain conditions specific in ORS 60.587.
If a demand for payment remains unsettled, Premier Commercial or Heritage, as the surviving corporation in the merger, will commence a proceeding, within 60 days after receiving the dissenting shareholder's payment demand, and petition the court to determine the fair value of the shares and accrued interest.

In view of the complexity of ORS 60.551 through 60.594 and the requirement that shareholders must strictly comply with these provisions, shareholders of Premier Commercial who wish to dissent from the merger and pursue dissenters' rights should consult their legal advisors.
The failure of a Premier Commercial shareholder to comply strictly with the Oregon statutory requirements will result in a loss of dissenters' rights. A copy of the relevant statutory provisions is attached as Appendix C. You are urged to refer to the appendix for a complete statement concerning dissenters' rights. The foregoing summary of such rights is qualified in its entirety by reference to that appendix.

ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING
In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement cannot be approved at the meeting unless the special meeting is adjourned to a later date or dates to permit further solicitation of proxies. In order to allow proxies that have been received by Premier Commercial at the time of the special meeting to be voted for an adjournment, if deemed necessary, Premier Commercial has submitted the adjournment proposal to its shareholders as a separate matter for their consideration.
Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment or postponement generally may be made without notice. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.
OTHER MATTERS
The Premier Commercial board of directors is not aware of any business to come before the special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.
LEGAL MATTERS
The validity of the common shares offered hereby will be passed upon for Heritage by Breyer & Associates PC. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Heritage by Silver, Freedman, Taff & Tiernan LLP and for Premier Commercial by Miller Nash Graham & Dunn LLP.
EXPERTS
The consolidated financial statements of Heritage as of December 31, 2017 and 2016 and for each of the years in the three year period ended December 31, 2017 and the effectiveness of Heritage's internal control over financial reporting as of December 31, 2017 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing in Heritage's Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated in this proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Heritage files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Heritage's SEC filings also are available to the public on the SEC's website at www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically.

Heritage filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the Heritage common shares to be issued in the merger. This document is a part of that registration statement and constitutes a prospectus of Heritage in addition to being a proxy statement of Premier Commercial for its special meeting. As permitted by SEC rules, this document does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.
The SEC permits the incorporation by reference of information regarding Heritage into this document, which means that important business and financial information about Heritage can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, and later information that Heritage files with the SEC will update and supersede that information. This document incorporates by reference the documents set forth below that Heritage has previously filed with the SEC and all documents filed by Heritage with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this document and before the date of the special meeting.
These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this proxy statement/prospectus). You should review these filings as they may disclose a change in the business, prospects, financial condition or other affairs of Heritage after the date of this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that Heritage has filed with the SEC:
•	Heritage's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 28, 2018;
•	Heritage's Current Report on Form 8-K filed with the SEC on March 9, 2018;
•	Heritage's Proxy Statement on Schedule 14A filed with the SEC on March 22, 2018; and
•	the description of Heritage's common shares set forth in a registration statement on Form 8-A filed with the SEC on January 6, 1998.
These documents contain important information about Heritage and its financial condition. Information contained in this proxy statement/prospectus supersedes information incorporated by reference that Heritage has filed with the SEC prior to the date of this proxy statement/prospectus, while information that it files with the SEC after the date of this proxy statement/prospectus that is incorporated by reference will automatically update and supersede this information.
Heritage supplied all information contained or incorporated by reference in this document relating to Heritage, and Premier Commercial supplied all information contained or incorporated by reference in this document relating to Premier Commercial.
Heritage's filings are available on its website, www.heritagebankwa.com. Information contained in or linked to Heritage's website is not a part of this proxy statement/prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning Heritage at:
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501
Attn: Investor Relations
(360) 943-1500

The documents incorporated by reference also are available from us without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document. You can obtain documents incorporated by reference into this document by writing or telephoning the Investor Relations departments of Heritage and Premier Commercial provided above.
If you would like to request documents from Heritage or Premier Commercial, you must do so by June 1, 2018 to receive them before the special meeting.
You should rely only on the information contained or incorporated by reference in this document. No one has been authorized to provide you with information that is different from what is contained in this document. You should not assume that the information contained in this document is accurate as of any date other than the date of this document, and neither the mailing of this document to Premier Commercial shareholders nor the issuance of Heritage common shares in the merger shall create any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF MERGER
by and between
HERITAGE FINANCIAL CORPORATION
and
PREMIER COMMERCIAL BANCORP

Dated as of March 8, 2018

A-ii

4.3	Authority; No Violation	A-27
4.4	Consents and Approvals	A-27
4.5	Reports	A-27
4.6	Financial Statements and Internal Controls	A-28
4.7	Absence of Certain Changes or Events	A-29
4.8	Legal Proceedings	A-29
4.9	Taxes and Tax Returns	A-29
4.10	Employees	A-30
4.11	SEC Reports	A-31
4.12	Compliance with Applicable Law	A-31
4.13	Agreements with Regulatory Agencies	A-32
4.14	Risk Management Instruments	A-32
4.15	Environmental Matters	A-32
4.16	Investment Securities and Commodities	A-33
4.17	Title	A-33
4.18	Intellectual Property	A-33
4.19	Reorganization	A-34
4.20	Heritage Information	A-34
4.21	Loan Portfolio	A-34
4.22	Insurance	A-35
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-35
5.1	Premier Commercial Conduct of Businesses Prior to the Effective Time	A-35
5.2	Premier Commercial Forbearances	A-35
5.3	Heritage Conduct of Business Prior to the Effective Time	A-38
5.4	Heritage Forbearances	A-39
ARTICLE VI ADDITIONAL AGREEMENTS		A-39
6.1	Regulatory Matters	A-39
6.2	Access to Information; Current Information	A-41
6.3	Shareholder Meeting	A-42
6.4	Reservation of Common Stock; Nasdaq Listing	A-43
6.5	Employee Matters	A-43
6.6	Officers' and Directors' Tail Insurance; Indemnification	A-45
6.7	Intentionally Omitted	A-46
6.8	No Solicitation	A-46
6.9	Notification of Certain Matters	A-47
6.10	Correction of Information	A-48
6.11	Integration	A-48
6.12	Coordination; Integration	A-48
6.13	Trust Preferred Redemption	A-48
6.14	Delivery of Agreements	A-49
ARTICLE VII CONDITIONS PRECEDENT		A-49
7.1	Conditions to Each Party's Obligations	A-49
7.2	Conditions to Obligations of Heritage	A-49
7.3	Conditions to Obligations of Premier Commercial	A-50
ARTICLE VIII TERMINATION AND AMENDMENT		A-51
8.1	Termination	A-51
8.2	Effect of Termination	A-53
8.3	Fees and Expenses	A-54
8.4	Termination Fee	A-54
8.5	Amendment	A-54
8.6	Extension; Wavier	A-54
A-iii

ARTICLE IX GENERAL PROVISIONS		A-55
9.1	Closing	A-55
9.2	Nonsurvival of Representations, Warranties and Agreements	A-55
9.3	Notices	A-55
9.4	Interpretation	A-56
9.5	Counterparts	A-56
9.6	Entire Agreement	A-56
9.7	Governing Law, Jurisdiction, Venue and Construction	A-56
9.8	Publicity	A-56
9.9	Assignment; Third Party Beneficiaries	A-57
9.10	Specific Performance; Time of the Essence	A-57
9.12	Waiver of Jury Trial	A-57

SIGNATURES		A-59
EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Non-Compete Agreement
Exhibit C	Form of Plan of Bank Merger
Exhibit D	Third Party Consents

A-vi

INDEX OF DEFINED TERMS

Definition	Page

Acceptable Confidentiality Agreement	48
Acquisition Proposal	49
Agreement	1
Articles of Merger	2
Bank Merger	4
Bank Merger Certificates	4
Bank Plan of Merger	4
BHC Act	8
BOLI	21
Cancelled Shares	3
Change in Recommendation	48
Claim	47
Closing	56
Closing Date	56
Code	1
Confidentiality Agreement	43
Covered Employees	44
Determination Date	54
Determination Period	54
DFI	11
Dissenting Shares	3
DPC Common Shares	3
Effective Time	2
Enforceability Exception	10
Environmental Laws	21
ERISA	15
Exchange Act	23
Exchange Agent	5
Exchange Agent Agreement	5
Exchange Fund	5
Exchange Ratio	2
Existing Certificate	2
FDIC	9
Federal Reserve Board	11
FHLB	9
Final Index Price	55
Form S-4	11
GAAP	8
Governmental Entity	11
Heritage	1
Heritage Articles	26
Heritage Average Stock Price	55
Heritage Benefit Plans	31
Heritage Bylaws	26
Heritage Common Stock	2
Heritage Disclosure Schedule	26
Heritage ERISA Affiliate	31
Heritage Leased Properties	34

A-v

Heritage Owned Properties	34
Heritage Real Property	34
Heritage Regulatory Agreement	33
Heritage Reports	32
Heritage Restricted Stock Award	27
Heritage Restricted Stock Unit Award	27
Heritage Stock Options	27
Heritage Stock Plans	27
Heritage Subsidiary	26
Index Group	55
Index Ratio	54
Intellectual Property	22
IRS	14
IT Assets	23
Letter of Transmittal	5
Liens	10
Listed Employee	45
Loans	24
Material Adverse Effect	8
Merger	1
Merger Consideration	2
Monetary Liens	22
Multiemployer Plan	16
Multiple Employer Plan	16
Multiple Employer Welfare Arrangement	16
Nasdaq	11
New Certificate	5
Non-Compete Agreement	1
OBCA	1
Oregon Division	11
Oregon Secretary of State	2
ORS	3
Parties	1
Permitted Encumbrances	22
Premier Commercial	1
Premier Commercial Articles	8
Premier Commercial Benefit Plans	15
Premier Commercial Board Recommendation	44
Premier Commercial Bylaws	8
Premier Commercial Common Stock	2
Premier Commercial Confidential Information	48
Premier Commercial Contract	20
Premier Commercial Disclosure Schedule	7
Premier Commercial ERISA Affiliate	15
Premier Commercial Financial Statements	12
Premier Commercial Indemnified Party	47
Premier Commercial Individuals	47
Premier Commercial Leased Properties	22
Premier Commercial Owned Properties	22
Premier Commercial Qualified Plans	16
Premier Commercial Real Property	22
Premier Commercial Regulatory Agreement	20
A-vi

Premier Commercial Representatives	47
Premier Commercial Restricted Stock Award	3
Premier Commercial Shareholder Approval	10
Premier Commercial Shareholder Meeting	44
Premier Commercial Subsidiary	8
Premier Community Bank Call Reports	12
Proxy Statement	11
PTO	45
Regulatory Agencies	11
Requisite Regulatory Approvals	51
Sarbanes-Oxley Act	29
SEC	11
Securities Act	9
SRO	11
Starting Index Price	55
Starting Stock Price	55
Subsidiary	8
Superior Proposal	49
Surviving Bank	4
Surviving Company	1
Takeover Statutes	23
Tax	15
Tax Return	15
Taxes	15
Termination Fee	55
To the knowledge of Heritage	30
To the knowledge of Premier Commercial	12
Total Payments	46
Treasury	14
Trust Account Common Shares	3
Trust Preferred Securities")	50
Unduly Burdensome Condition	51
Voting Agreement	1
Washington Secretary of State	1
WBCA	1

A-vii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of March 8, 2018 (this "Agreement"), by and between Heritage Financial Corporation, a Washington corporation ("Heritage"), and Premier Commercial Bancorp, an Oregon corporation ("Premier Commercial", and together with Heritage, the "Parties").
RECITALS
A. The Boards of Directors of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Premier Commercial will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Heritage (the "Merger"), with Heritage as the surviving corporation in the Merger (sometimes referred to in such capacity as the "Surviving Company").
B. As a condition to the willingness of Heritage to enter into this Agreement, all of the directors and executive officers of Premier Commercial have entered into voting agreements (each a "Voting Agreement"), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with Heritage.
C. As a condition to the willingness of Heritage to enter into this Agreement, all of the directors and certain executive officers of Premier Commercial have entered into resignation, non-compete and confidentiality agreements (each a "Non-Compete Agreement"), substantially in the form attached hereto as Exhibit B, dated as of the date hereof but effective upon consummation of the Merger, with Heritage.
E. The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and intend for this Agreement to constitute a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g).
F. The Parties desire to make certain covenants, representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:
ARTICLE I

 THE MERGER
1.1 The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Washington Business Corporation Act (the "WBCA") and the Oregon Business Corporation Act ("OBCA"), at the Effective Time (as defined in Section 1.2), Premier Commercial shall merge with and into Heritage. Heritage shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Washington. As of the Effective Time, the separate corporate existence of Premier Commercial shall cease.
1.2 Effective Time.  Subject to the terms and conditions of this Agreement, simultaneously with the Closing (as defined in Section 9.1), the Parties shall execute, and Heritage shall cause to be filed with the Secretary of State of the State of Washington (the "Washington Secretary of State") and the Secretary of State of the State of Oregon (the "Oregon Secretary of State"), articles of merger and a short form plan of merger reflecting the terms for the conversion of Premier Commercial Common Stock as provided in the WBCA and OBCA (collectively the "Articles of Merger"). The Merger shall become effective at such time as designated in the Articles of Merger (the "Effective Time").
1.3 Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the WBCA and the OBCA.
1.4 Conversion of Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Premier Commercial, Heritage or the holders of any of the following securities:
(a) Heritage Common Stock.  Each share of common stock, no par value, of Heritage ("Heritage Common Stock") issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and non-assessable share of common stock, no par value, of the Surviving Company.
(b) Premier Commercial Common Stock.  Subject to Sections 1.4(c) and 1.4(d), each share of common stock, no par value, of Premier Commercial ("Premier Commercial Common Stock") issued and outstanding immediately prior to the Effective Time, including Trust Account Common Shares and DPC Common Shares (as such terms are defined in Section 1.4(c)), but excluding any Cancelled Shares (as defined Section 1.4(c)) and Dissenting Shares (as defined in Section 1.4(d)), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.4863 of a share of Heritage Common Stock (the "Exchange Ratio"), subject to any adjustments pursuant to Section 8.1(h) (the "Merger Consideration"). The aggregate number of shares of Premier Commercial Common Stock issued and outstanding immediately prior to the Effective Time, including shares of restricted stock, shall not be greater than 5,857,806 shares of Premier Commercial Common Stock which is the number of shares issued and outstanding on the date hereof inclusive of shares of restricted stock.  All of the shares of Premier Commercial Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Premier Commercial Common Stock (each, an "Existing Certificate," it being understood that any reference to an "Existing Certificate" shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of Premier Commercial Common Stock, and it being further understood that provisions herein relating to Existing Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of an Existing Certificate and a letter of transmittal as specified herein, shares held in book-entry form may be transferred by means of an "agent's message" or similar mechanism to the Exchange Agent or such other similar evidence of transfer as the Exchange Agent may reasonably request) shall thereafter represent only the right to receive the Merger Consideration including any cash in lieu of a fractional share interest into which the shares of Premier Commercial Common Stock represented by such Existing Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends as provided in Section 2.3(c).

(c) Cancelled Shares.  Shares of Premier Commercial Common Stock that are owned immediately prior to the Effective Time by Premier Commercial or Heritage (other than shares of Premier Commercial Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, "Trust Account Common Shares" and other than shares of Premier Commercial Common Stock held, directly or indirectly, by Premier Commercial or Heritage in respect of a debt previously contracted (any such shares, "DPC Common Shares")) shall be cancelled and shall cease to exist and no stock of Heritage or other consideration shall be delivered in exchange therefor (any such shares, the "Cancelled Shares").

(d) Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, all shares of Premier Commercial Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who does not vote in favor of the Merger (or consent thereto in writing) and who exercises dissenters rights when and in the manner required under Oregon Revised Statutes ("ORS") Sections 60.551 to 60.594 (such shares, "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead the holder of such Dissenting Shares shall be entitled to only such rights to be paid fair value and other rights  as are provided by the OBCA, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Premier Commercial Common Stock under the OBCA.  If any shareholder dissenting pursuant to the OBCA and this Section 1.4(d) shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of Premier Commercial Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Premier Commercial Common Stock in accordance with Section 1.4(b), without any interest thereon.  Premier Commercial shall give Heritage (i) prompt notice of any written notices of intent to demand payment under the OBCA or other written notices relating to the exercise of dissenters' rights in respect of any shares of Premier Commercial Common Stock, attempted withdrawals of such notices and any other instruments served pursuant the OBCA and received by Premier Commercial relating to shareholders' dissenters' rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the OBCA.  Premier Commercial shall not, except with the prior written consent of Heritage, which is not to be unreasonably withheld, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.  Any portion of the Merger Consideration made available to the Exchange Agent (defined in Section 2.1) pursuant to Article II to pay for shares of Premier Commercial Common Stock for which dissenters' rights have been perfected shall be returned to Heritage upon demand.
(e) Adjustment to Exchange Ratio.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Heritage Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio to provide the holders of Premier Commercial Common Stock converted into Merger Consideration the same economic effect as contemplated by this Agreement with respect to the Merger Consideration prior to such event.
1.5 Premier Commercial Restricted Stock Awards.  On the last business day prior to the Closing Date, each restricted stock award in respect of shares of Premier Commercial Common Stock that is outstanding on the date of this Agreement (each a "Premier Commercial Restricted Stock Award") and is subject to vesting, repurchase or other lapse restriction at such time shall (a) become fully vested, (b) each such share under a Premier Commercial Restricted Stock Award shall be free from restriction and (c) certificates for shares of Premier Commercial Common Stock will be issued by Premier Commercial with respect to such shares, subject to any required Tax withholding based on the Exchange Ratio and the closing trading price of Heritage Common Stock on the last trading day prior thereto.  The shares of Premier Commercial Common Stock that have become fully vested pursuant to this Section 1.5 shall be converted into shares of Heritage Common Stock as provided in Section 1.4(b) and pursuant to the exchange procedures in Section 2.3.

1.6 Incorporation Documents and By-Laws of the Surviving Company.  At the Effective Time, the articles of incorporation of Heritage in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The by-laws of Heritage, as in effect immediately prior to the Effective Time, shall be the by-laws of the

Surviving Company until thereafter amended in accordance with applicable law and the terms of such by-laws.
1.7 Directors and Officers.  The directors of Heritage immediately prior to the Effective Time shall be the directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.  The officers of Heritage immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
1.8 Additional Actions.  If, at any time after the Effective Time, the Surviving Company shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Premier Commercial acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Premier Commercial, and its proper officers and directors, shall be deemed to have granted to the Surviving Company an irrevocable power of attorney coupled with an interest to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Company and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Company are fully authorized in the name of Premier Commercial or the Surviving Company or otherwise to take any and all such action without limitation except as otherwise required by applicable law.
1.9 The Bank Merger.  Immediately after the Effective Time, Heritage intends to merge Premier Community Bank, an Oregon-chartered commercial bank and wholly owned subsidiary of Premier Commercial, with and into Heritage Bank, a Washington-chartered commercial bank and wholly owned subsidiary of Heritage (the "Bank Merger") in accordance with the provisions of applicable state and federal banking laws and regulations, and Heritage Bank shall be the resulting institution or surviving bank (the "Surviving Bank"). The Bank Merger shall have the effects as set forth under applicable state and federal banking laws and regulations and the Boards of Directors of the Parties shall approve, and shall cause the boards of directors of Premier Community Bank and Heritage Bank, respectively, to approve, a separate combination agreement/plan of merger (the "Bank Plan of Merger") in substantially the form attached hereto as Exhibit C, and cause the Bank Plan of Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement. In addition, Premier Commercial shall cause Premier Community Bank, and Heritage shall cause Heritage Bank, to execute and file in accordance with applicable state and federal banking laws and regulations such articles of merger or combination, corporate resolutions, and/or other documents and certificates as are necessary to make the Bank Merger effective (the "Bank Merger Certificates").
1.10 Change in Structure.  Subject to the consent of Premier Commercial, which shall not be unreasonably withheld or delayed, Heritage may at any time change the method of effecting the combination (including by providing for the merger of a wholly owned subsidiary of Heritage with Premier Commercial) if and to the extent requested by Heritage; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(b)) to be received by the shareholders of Premier Commercial, (ii) adversely affect the tax consequences of the Merger to the shareholders of Premier Commercial or the tax treatment of either party pursuant to this Agreement or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.

ARTICLE II

 EXCHANGE OF SHARES
2.1 Exchange Agent.  Prior to the Effective Time, Heritage shall appoint Heritage's transfer agent pursuant to an agreement (the "Exchange Agent Agreement") to act as exchange agent (the "Exchange Agent") hereunder.
2.2 Heritage to Make Shares Available. Prior to the Effective Time, Heritage shall deposit, or cause to be deposited, with the Exchange Agent, the Merger Consideration in the form of (a) certificates, or evidence of shares in book entry form, representing whole shares of Heritage Common Stock to be issued in exchange for Existing Certificates (each a "New Certificate") and (b) cash in lieu of fractional shares pursuant to Section 2.3(f), and, together with any dividends or distributions with respect thereto payable pursuant to Section 2.3(c), (collectively, the "Exchange Fund") and Heritage shall instruct the Exchange Agent to timely deliver the Merger Consideration.
2.3 Exchange of Shares.
(a) As soon as reasonably practicable after the Effective Time (and in any event within five (5) business days thereafter), and subject to the receipt by the Exchange Agent of a list of Premier Commercial's shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of an Existing Certificate or Existing Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Existing Certificate or Existing Certificates shall pass, only upon delivery of such Existing Certificate or Existing Certificates (or an affidavit of loss in lieu thereof)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the "Letter of Transmittal") and (ii) instructions for use in surrendering such Existing Certificate or Existing Certificates in exchange for a New Certificate, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) As soon as reasonably practicable after surrender to the Exchange Agent of its Existing Certificate or Existing Certificates, accompanied by a properly completed Letter of Transmittal, such holder of Premier Commercial Common Stock will be entitled to receive a New Certificate, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c), in respect of the shares of Premier Commercial Common Stock represented by such holder's Existing Certificate or Existing Certificates.  Until so surrendered, such Existing Certificate or Existing Certificates shall represent after the Effective Time, for all purposes, only the right to receive, without interest, a New Certificate, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor upon surrender of such Existing Certificate or Existing Certificates in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Heritage Common Stock shall be paid to the holder of any unsurrendered Existing Certificate with respect to the shares of Heritage Common Stock represented thereby, unless and until the surrender of such Existing Certificate in accordance with this Article II.  Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Existing Certificate or Existing Certificates in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, and in addition to the other amounts set forth herein, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Heritage Common Stock represented by such

Existing Certificate or Existing Certificates and not paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of Heritage Common Stock represented by such Existing Certificate or Existing Certificates with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Heritage Common Stock issuable with respect to such Existing Certificate or Existing Certificates.

(d) In the event of a transfer of ownership of an Existing Certificate representing Premier Commercial Common Stock prior to the Effective Time that is not registered in the stock transfer records of Premier Commercial, any New Certificate, any cash in lieu of a fractional share of Heritage Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, shall be issued or paid in exchange therefor to a person other than the person in whose name the Existing Certificate so surrendered is registered if the Existing Certificate formerly representing such Premier Commercial Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.10(b)) required by reason of the payment or issuance to a person other than the registered holder of the Existing Certificate or establish to the satisfaction of Heritage that the Tax has been paid or is not applicable.  The Exchange Agent (or, subsequent to the earlier of (x) six months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Heritage) shall be entitled to deduct and withhold from any cash in lieu of a fractional share of Heritage Common Stock or any other cash payable pursuant to this Agreement to any holder of Premier Commercial Common Stock such amounts as the Exchange Agent or Heritage, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment.  To the extent amounts are so withheld by the Exchange Agent or Heritage, as the case may be, and timely paid over to the appropriate Governmental Entity (as defined in Section 3.4), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Premier Commercial Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Heritage, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Premier Commercial of the shares of Premier Commercial Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Premier Commercial Common Stock that occurred prior to the Effective Time.  If, after the Effective Time, Existing Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates, any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Heritage Common Stock shall be issued upon the surrender of Existing Certificates for exchange, no dividend or distribution with respect to Heritage Common Stock shall be payable on or with respect to any fractional share, and such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a shareholder of Heritage.  In lieu of the issuance of any such fractional share, Heritage shall pay to each former shareholder of Premier Commercial who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Heritage Average Stock Price (as defined in Section 8.1(h)) for the Determination Period (as defined in Section 8.1(h)) by (ii) the fraction of a share (after taking into account all shares of Premier Commercial Common Stock held by such holder at the Effective Time and rounded to the nearest one ten thousandth when expressed in decimal form) of Heritage Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(b).

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Premier Commercial at the expiration of six months after the Effective Time shall be paid to Heritage.  In such event, any former shareholders of Premier Commercial who have not theretofore complied with this Article II shall thereafter look only to Heritage with respect to any New Certificate, any cash in lieu of any fractional share interest and any unpaid dividends and distributions on the Heritage Common Stock deliverable in respect of the shares represented by an Existing Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Heritage, Premier Commercial, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Premier Commercial Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Existing Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Existing Certificate to be lost, stolen or destroyed and, if required by Heritage or the Exchange Agent, the posting by such person of a bond in such amount as Heritage may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Existing Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Existing Certificate a New Certificate, any cash in lieu of any fractional share interest and any dividends and distributions to which such person is entitled in respect thereof pursuant to this Agreement.

(i) If Heritage elects to pay a portion of the Merger Consideration in cash pursuant to Section 8.1(h), then Heritage shall, prior to the Effective Time, provide to the Exchange Agent as part of the Exchange Fund cash in a sufficient amount to fund the cash portion of the Merger Consideration to be paid to the holders of Existing Certificates. In such event, the cash portion of the Merger Consideration shall be allocated on a per share basis and paid pursuant to this Section 2.3, subject to any applicable Tax withholding, upon surrender of an Existing Certificate or Existing Certificates.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF PREMIER COMMERCIAL
Except as disclosed in the disclosure schedule delivered by Premier Commercial to Heritage concurrently herewith (the "Premier Commercial Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Premier Commercial Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Premier Commercial that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 3.1(a)) on Premier Commercial and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Premier Commercial hereby represents and warrants to Heritage as follows:

3.1 Corporate Organization.
(a) Premier Commercial is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act").  Premier Commercial has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted. Premier Commercial is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Premier Commercial.  As used in this Agreement, the term "Material Adverse Effect" means, with respect to Heritage, Premier Commercial or the Surviving Company, as the case may be, a material adverse effect on (i) the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in United States generally accepted accounting principles ("GAAP") or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated hereby or actions or inactions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) expenses reasonably incurred by a party in connection with this Agreement or the consummation of the transactions contemplated hereby or (F) a decline in the trading price of a party's common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party or its banking Subsidiary to timely consummate the transactions contemplated hereby.  As used in this Agreement, the word "Subsidiary" when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.  True and complete copies of the articles of incorporation of Premier Commercial (the "Premier Commercial Articles") and the bylaws of Premier Commercial (the "Premier Commercial Bylaws"), as in effect as of the date of this Agreement, have previously been made available by Premier Commercial to Heritage.

(b) Each Subsidiary of Premier Commercial (an "Premier Commercial Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Premier Commercial and (iii) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted.  Except as set forth in Section 3.1(b) of the Premier Commercial Disclosure Schedule, there are no restrictions on the ability of any Premier Commercial Subsidiary to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of Premier Community Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 3.1(b) of the Premier Commercial Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Premier Commercial as of the date hereof. Neither Premier Commercial nor any of its Subsidiaries owns any equity or profit-and-loss interest in any business enterprise, corporation, partnership or joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization, other than a Subsidiary, readily marketable securities, securities held-to-maturity in its investment portfolio, stock in the Federal Home Loan Bank of Des Moines (the "FHLB"), and stock in the Pacific Coast Bankers' Bank.  Premier Community Bank is not in material violation of any of its organizational documents.

3.2 Capitalization.
(a) The authorized capital stock of Premier Commercial consists of 10,000,000 shares of Premier Commercial Common Stock and 1,000,000 shares of preferred stock, no par value per share, of which no shares of preferred stock are issued or outstanding.  As of the date of this Agreement, there are (i) 5,857,806 shares of Premier Commercial Common Stock issued and outstanding, inclusive of 34,047 shares of Premier Commercial Common Stock subject to restriction under the outstanding Premier Commercial Restricted Stock Awards, and (ii) no other shares of capital stock or other voting securities of Premier Commercial issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Premier Commercial Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Premier Commercial may vote.  There are no obligations of Premier Commercial or any of its Subsidiaries pursuant to which Premier Commercial or any of its Subsidiaries is or could be required pursuant to the terms thereof to register any of its securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"). Except as set forth in Section 3.2 (a)(i) of the Premier Commercial Disclosure Schedule, no trust preferred or subordinated debt securities of Premier Commercial or any of its Subsidiaries are issued or outstanding.  There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Premier Commercial to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of Premier Commercial Common Stock or any other of its securities.  There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Premier Commercial Common Stock to which Premier Commercial is a party.  Section 3.2(a)(ii) of the Premier Commercial Disclosure Schedule sets forth a true, correct and complete list of all Premier Commercial Restricted Stock Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Premier Commercial Restricted Stock Award, and (iii) the grant date and vesting dates of each such Premier Commercial Restricted Stock Award.  Other than the Premier Commercial Restricted Stock Awards set forth above, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Premier Commercial or any of its Subsidiaries) are outstanding.  Neither Premier Commercial nor any of its Subsidiaries is deferring interest payments with respect to any trust preferred securities or related debentures issued by it or any of its Subsidiaries.

(b) Except for the trust preferred securities issued by a Premier Commercial Subsidiary, Premier Commercial owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Premier Commercial Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Premier Community Bank, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Premier Commercial Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Premier Commercial does not have a dividend reinvestment plan or any shareholders' rights plan.

3.3 Authority; No Violation.
(a) Premier Commercial has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Premier Commercial.  The Board of Directors of Premier Commercial has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Premier Commercial and its shareholders and has directed that this Agreement be submitted to Premier Commercial's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect.  Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Premier Commercial Common Stock (the "Premier Commercial Shareholder Approval"), no other corporate proceedings on the part of Premier Commercial are necessary to approve this Agreement or to consummate the Merger.  This Agreement has been duly and validly executed and delivered by Premier Commercial and (assuming due authorization, execution and delivery by Heritage) constitutes a valid and binding obligation of Premier Commercial, enforceable against Premier Commercial in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the "Enforceability Exception")).

(b) Neither the execution and delivery of this Agreement by Premier Commercial or the Bank Plan of Merger by Premier Community Bank, nor the consummation of the Merger by Premier Commercial or the Bank Merger by Premier Community Bank, nor compliance by Premier Commercial or Premier Community Bank with any of the terms and provisions of this Agreement or the Bank Plan of Merger, will (i) assuming the Premier Commercial Shareholder Approval is obtained, violate any provision of the Premier Commercial Articles or Premier Commercial Bylaws or the organization or governing documents of any Premier Commercial Subsidiary or (ii) assuming that the filings, notices, consents and approvals referred to in Section 3.4 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Premier Commercial or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.3(b) of the Premier Commercial Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Premier Commercial or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Premier Commercial or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

3.4 Consents and Approvals.  Except for (i) the filing of applications, filings and notices, as applicable, with the Nasdaq Stock Market, Inc. (the "Nasdaq"), and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Washington Department of Financial Institutions (the "DFI"), the FDIC and the Oregon Division of Finance and Corporate Securities (the "Oregon Division") and approval of such applications, filings and notices, (iv) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement in definitive form relating to the meeting of Premier Commercial's shareholders to be held in connection with this

Agreement (including any amendments or supplements thereto, the "Proxy Statement"), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Heritage in connection with the transactions contemplated by this Agreement (the "Form S-4"), to among other things, register any securities issuable by Heritage in conjunction with the transactions contemplated by this Agreement with the SEC pursuant to the Securities Act and declaration of effectiveness of the Form S-4, (v) the filing of the Articles of Merger with the Washington Secretary of State and the Oregon Secretary of State and the filing of the Bank Merger Certificates, and (vi) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Heritage Common Stock pursuant to this Agreement and the approval of the listing of such Heritage Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined in Section 3.5) (each a "Governmental Entity") are necessary in connection with (A) the execution and delivery by Premier Commercial of this Agreement or (B) the consummation by Premier Commercial of the Merger or the consummation by Premier Community Bank of the Bank Merger.  As of the date hereof, Premier Commercial is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports.  To the knowledge of Premier Commercial, it and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2015 with (i) any state regulatory authority, including the Oregon Division, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) any foreign regulatory authority and (v) any self-regulatory organization (an "SRO") ((i) — (v) together with the SEC and the DFI, collectively the "Regulatory Agencies"), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Premier Commercial and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Premier Commercial, investigation into the business or operations of Premier Commercial or any of its Subsidiaries since January 1, 2015.  Except as set forth in Section 3.5 of the Premier Commercial Disclosure Schedule, there (a) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Premier Commercial or any of its Subsidiaries and (b) has been no formal or informal inquiries by, or disagreements or disputes with any Regulatory Agency with respect to business, operations, policies or procedures of Premier Commercial or any of its Subsidiaries since January 1, 2015.  The phrase "to the knowledge of Premier Commercial" or any similar phrase means the actual knowledge of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or Chief Credit Officer of Premier Commercial or Premier Community Bank, after reasonable inquiry.

3.6 Financial Statements and Internal Controls.
(a)          The audited consolidated balance sheets (including related notes and schedules, if any) of Premier Commercial and its Subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of net income, comprehensive income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) of Premier Commercial and its Subsidiaries for each of the two years then ended, and the unaudited consolidated balance sheet, statement of net income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) of Premier Commercial and its Subsidiaries for the nine month period ended September 30, 2017 (collectively, the "Premier Commercial Financial Statements") have been previously made available to Heritage. The Premier Commercial Financial Statements fairly present the consolidated financial position and results of operations of Premier Commercial and its Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP consistently applied during the periods involved, except as indicated in the Premier Commercial Financial Statements or notes thereto and, in the case of unaudited financial statements, subject to normal year-end adjustments (which will not be material individually or in the aggregate) and the absence of footnotes. The financial and accounting books and records of Premier Commercial and its Subsidiaries have been maintained in all material respects in accordance with GAAP and all other applicable legal and accounting requirements, reflect only actual transactions, and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein. Moss Adams LLP has not resigned (or informed Premier Commercial that it intends to resign) or been dismissed as independent public accountants of Premier Commercial as a result of or in connection with any disagreements with Premier Commercial on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)          Except as set forth in Section 3.6(b) of the Premier Commercial Disclosure Schedule, the call reports of Premier Community Bank and accompanying schedules, as filed (or to be filed) with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2015 through the Closing Date (as defined in Section 9.1) (the "Premier Community Bank Call Reports") have been (or will be) prepared in accordance with regulatory requirements including applicable regulatory accounting principles and practices through the periods covered by such reports.

(c)          Premier Commercial on a consolidated basis has no liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected or reserved against on a balance sheet (or notes thereto) prepared in accordance with GAAP, except for liabilities, obligations and loss contingencies which (i) are fully reflected or reserved against on the most recent balance sheet included in the Premier Commercial Financial Statements (including any notes thereto), (ii) were incurred in the ordinary course business consistent with past practices since the date of the most recent balance sheet included in the Premier Commercial Financials Statements, or (iii) were incurred in connection with the Merger.  None of Premier Commercial or any of its Subsidiaries is a party to any "off balance sheet arrangements" as defined in Item 303(a)(4) of Regulation S-K of the SEC.

(d)          The allowance for loan loss account of Premier Community Bank as reflected in the Premier Community Bank Call Report for the quarter ended September 30, 2017, was as of such date, and the amount thereof contained in the financial books and records of Premier Community Bank as of the last day of the month immediately preceding the Closing Date will be as of such future date, in compliance with Premier Community Bank's existing methodology for determining the adequacy of its allowance for loan and lease losses as well as GAAP and applicable regulatory guidelines.

(e)          The records, systems, controls, data and information of Premier Commercial and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Premier Commercial or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Premier Commercial's (or any Premier Commercial Subsidiary's) system of internal accounting controls.  Premier Commercial has implemented and maintains a system of internal accounting controls effective to provide reasonable assurances that (i) transactions are executed in accordance with management's general and specific authorizations, and (ii) transactions are recorded in accordance with GAAP consistently applied and with applicable law.

(f) Since January 1, 2015, (i) neither Premier Commercial nor any of its Subsidiaries, nor to the knowledge of Premier Commercial, any director, officer, employee, auditor, accountant or any representative of Premier Commercial or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write downs, charge offs and accruals) of Premier Commercial or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Premier Commercial or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Premier Commercial or any of its Subsidiaries, or any other person, whether or not employed by Premier Commercial or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or violation of banking or other laws by Premier Commercial or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors of Premier Commercial or any of its Subsidiaries, or any committee thereof.

3.7 Broker's Fees. With the exception of the engagement of Sandler O'Neill & Partners, L.P., neither Premier Commercial nor any Premier Commercial Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions, finder's fees, or advisory or fairness opinion fees in connection with the Merger or the Bank Merger.  Premier Commercial has disclosed to Heritage as of the date hereof the aggregate fees provided for in connection with the engagement by Premier Commercial of Sandler O'Neill & Partners, L.P. related to the Merger and the Bank Merger.

 3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2016, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Premier Commercial.

(b) Since December 31, 2016, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Premier Commercial and its Subsidiaries have carried on their respective businesses solely in the ordinary course.

3.9 Legal Proceedings.
(a) Except as set forth in Section 3.9(a) of the Premier Commercial Disclosure Schedule, neither Premier Commercial nor any of its Subsidiaries is a party to any, and there are no pending or, to Premier Commercial's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Premier Commercial or any of its Subsidiaries or any of their directors or executive officers in their capacities as such involving a monetary claim in excess of fifty thousand dollars ($50,000) or seeking injunctive or other equitable relief, or challenging the validity or propriety of any of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to commercial banks and bank holding companies) imposed upon Premier Commercial, any of its Subsidiaries or the assets of Premier Commercial or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Company or any of its Subsidiaries).

3.10 Taxes and Tax Returns.
(a) Each of Premier Commercial and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  As of the date hereof, neither Premier Commercial nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, other than with respect to ordinary course extensions that are or may hereafter be filed for the most recently completed tax year.  All Taxes of Premier Commercial and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Premier Commercial and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Premier Commercial nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.  The federal income Tax Returns of Premier Commercial and its Subsidiaries for all years to and including 2013 have been examined by the Internal Revenue Service (the "IRS") or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  Neither Premier Commercial nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Premier Commercial or its Subsidiaries or the assets of Premier Commercial or its Subsidiaries.  Premier Commercial has made available to Heritage true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.  Neither Premier Commercial nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Premier Commercial and its Subsidiaries).  Neither Premier Commercial nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Premier Commercial) or (B) has any liability for the Taxes of any person or entity (other than Premier Commercial or any of its Subsidiaries) under U.S. Department of the Treasury ("Treasury") Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Premier Commercial nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Premier Commercial nor any of its Subsidiaries has participated in a "reportable or listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).  At no time during the applicable period specified in Code §897(c)(1)(A)(ii) has Premier Commercial been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.  No claim has been made in the last ten (10) years by any Governmental Entity in a jurisdiction where Premier Commercial or a Premier Commercial Subsidiary does not file Tax Returns that Premier Commercial or such Subsidiary is or may be subject to taxation by that jurisdiction.  Neither Premier Commercial nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code for which the statute of limitations for audit or examination has not expired.  Neither Premier Commercial nor any Premier Commercial Subsidiary has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code.

(b) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, Medicare, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11       Employees.
(a) Section 3.11(a) of the Premier Commercial Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, restricted stock unit, phantom stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all employment, retention, bonus, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which Premier Commercial, any Premier Commercial Subsidiary or affiliate, or any trade or business of Premier Commercial or any of its Subsidiaries or affiliates, whether or not incorporated, all of which together with Premier Commercial would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a "Premier Commercial ERISA Affiliate"), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Premier Commercial or any of its Subsidiaries or any Premier Commercial ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Premier Commercial or any of its Subsidiaries or any Premier Commercial ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the "Premier Commercial Benefit Plans").

(b) Premier Commercial has heretofore made available to Heritage true and complete copies of each of the Premier Commercial Benefit Plans and related material documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any Premier Commercial Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to a Premier Commercial Benefit Plan, and (iv) the most recently prepared actuarial report for each Premier Commercial Benefit Plan (if applicable) for each of the last two (2) years.

(c) Each Premier Commercial Benefit Plan has been established, operated and administered in all material respects substantially in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  None of Premier Commercial and its Subsidiaries or any Premier Commercial ERISA Affiliate has any corrective action pending or, within the prior three years, made  a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Premier Commercial Benefit Plan, and neither Premier Commercial nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program, except as set forth in Section 3.11(c) of the Premier Commercial Disclosure Schedule.

(d) Section 3.11(d) of the Premier Commercial Disclosure Schedule identifies each Premier Commercial Benefit Plan that is intended to be qualified under Section 401(a) of the Code (collectively, the "Premier Commercial Qualified Plans").  The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which Premier Commercial may rely, for the most recent period for which such determination letter was available from the IRS with respect to each Premier Commercial Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Premier Commercial, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Premier Commercial Qualified Plan or the related trust or increase the costs relating thereto.  No trust funding any Premier Commercial Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Except as set forth in Section 3.11(e) of the Premier Commercial Disclosure Schedule, each Premier Commercial Benefit Plan that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2008, been, in all material respects, in documentary and operational compliance with Section 409A of the Code (or has properly corrected any such errors in accordance with IRS Notice 2008-113 and applicable guidance).

(f) None of Premier Commercial, any of its Subsidiaries or any Premier Commercial ERISA Affiliate sponsors, maintains, administers or contributes to, or has, has had or could have any liability with respect to, any Premier Commercial Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified "defined benefit plan" (as defined in Section 3(35) of ERISA).  No Premier Commercial Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(g) None of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate has ever contributed to or been obligated to contribute to any plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), a plan that is a "multiple employer welfare arrangement" as defined in Section 3(40) of ERISA (a "Multiple Employer Welfare Arrangement"), or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), and none of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate has incurred any liability to a Multiemployer Plan, Multiple Employer Welfare Arrangements, or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan, Multiple Employer Welfare Arrangement or Multiple Employer Plan.

(h) Except as set forth in Section 3.11(h) of the Premier Commercial Disclosure Schedule, none of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Premier Commercial Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Premier Commercial Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected on the books and records of Premier Commercial.

(j) There are no pending or, to the knowledge of Premier Commercial, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Premier Commercial's knowledge, no set of circumstances exists which are reasonably likely to give rise to a claim or lawsuit, against any Premier Commercial Benefit Plan, any fiduciaries thereof with respect to their duties to a Premier Commercial Benefit Plan or the assets of any of trust under any Premier Commercial Benefit Plans which could reasonably be expected to result in any liability of Premier Commercial, any of its Subsidiaries, or any Premier Commercial ERISA Affiliate to any Governmental Entity, any Multiemployer Plan, any Multiple Employer Welfare Arrangement, any Multiple Employer Plan, any participant in a Premier Commercial Benefit Plan, or any other party.

(k) None of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Premier Commercial Benefit Plans or their related trusts, Premier Commercial, any of its Subsidiaries, any Premier Commercial ERISA Affiliate or any person that Premier Commercial or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Premier Commercial, any of its Subsidiaries, or any Premier Commercial ERISA Affiliate, or  result in any limitation on the right of Premier Commercial, any of its Subsidiaries, or any Premier Commercial ERISA Affiliate, to amend, merge, terminate or receive a reversion of assets from any Premier Commercial Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Premier Commercial, any of its Subsidiaries or any Premier Commercial ERISA Affiliate, in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code.  Except for the rabbi trust to be formed pursuant to Section 6.5(h), none of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Premier Commercial, any of its Subsidiaries, or any Premier Commercial ERISA Affiliate to establish or make any contribution to a rabbi trust or similar funding vehicle.  Except as set forth in Section 3.11(l) of the Premier Commercial Disclosure Schedule, no Premier Commercial Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.  Premier Commercial has made available to Heritage copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby and Premier Commercial shall provide updated Section 280G calculations to Heritage at least five (5) days prior to the Closing Date.

(m) There are no pending or, to Premier Commercial's knowledge, threatened material labor grievances or unfair labor practice claims or charges against Premier Commercial or any of its Subsidiaries, or any Premier Commercial ERISA Affiliate, or any strikes or other labor disputes against Premier Commercial any of its Subsidiaries or any Premier Commercial ERISA Affiliate,.  None of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Premier Commercial, any of its Subsidiaries or any Premier Commercial ERISA Affiliate and, to the knowledge of Premier Commercial, there are no organizing efforts by any union or other group seeking to represent any employees of Premier Commercial, any of its Subsidiaries, or any Premier Commercial ERISA Affiliate.

(n) With regard to the Premier Commercial Benefit Plans, none of Premier Commercial and its Subsidiaries nor any Premier Commercial ERISA Affiliate has any liabilities to employees or former employees that are not reflected in the Premier Commercial Benefit Plans.

(o) No condition exists as a result of which Premier Commercial or any of its Subsidiaries, or any Premier Commercial ERISA Affiliate would have any liability, whether absolute or contingent, under any Premier Commercial Benefit Plan with respect to any misclassification of a person performing services for Premier Commercial , any of its Subsidiaries, or any Premier Commercial ERISA Affiliate as an independent contractor rather than as an employee.  All individuals participating in the Premier Commercial Benefit Plans are in fact eligible and authorized to participate in such Premier Commercial Benefit Plan.

3.12 Compliance with Applicable Law.  Premier Commercial and each of its Subsidiaries hold, and have at all times since January 1, 2015, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and to the knowledge of Premier Commercial, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Premier Commercial and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Premier Commercial or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Premier Community Bank has a Community Reinvestment Act rating of "satisfactory" or better.  Without limitation, none of Premier Commercial, or its Subsidiaries, or to the knowledge of Premier Commercial, any director, officer, employee, agent or other person acting on behalf of Premier Commercial or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Premier Commercial or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Premier Commercial or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Premier Commercial or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Premier Commercial or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for Premier Commercial or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Premier Commercial or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury.

3.13 Certain Contracts.
(a) Except as set forth in Section 3.13(a) of the Premier Commercial Disclosure Schedule, as of the date hereof, neither Premier Commercial nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, Premier Commercial shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Heritage, Premier Commercial, the Surviving Company, or any of their respective Subsidiaries to any director, officer, employee or independent contractor thereof, (iii) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Premier Commercial or any of its Subsidiaries or affiliates or their respective ability to engage, employ, or provide products and services to, any person, or upon consummation of the Merger or the Bank Merger will restrict the ability of the Surviving Company or any of its Subsidiaries or affiliates to do so, (v) in respect of any collective bargaining or similar agreement, with or to a labor union or guild, (vi) (including any Premier Commercial Benefit Plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, Premier Commercial shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Premier Commercial or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the FHLB and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Premier Commercial or its Subsidiaries, (ix) that involves the payment by Premier Commercial or any of its Subsidiaries of more than $30,000 per annum or $75,000 in the aggregate (other than any such contracts which are terminable by Premier Commercial or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), (x) that pertains to the leasing of real property, (xi) that obligates Premier Commercial or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis, (xii) that imposes potential recourse obligations on Premier Commercial or any of its Subsidiaries in connection with sale of loans or loan participations (other than as a result of the breach of customary representations, warranties or covenants), (xiii) for the subservicing of loans, or (xiv) that provides for contractual indemnification to any director, officer, employee or independent contractor.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Premier Commercial Disclosure Schedule, is referred to herein as a "Premier Commercial Contract," and neither Premier Commercial nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b) To the knowledge of Premier Commercial, (i) each Premier Commercial Contract is valid and binding on Premier Commercial or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Premier Commercial and each of its Subsidiaries has performed all material obligations required to be performed by it under each Premier Commercial Contract, (iii) each third-party counterparty to each Premier Commercial Contract has performed all material obligations required to be performed by it under such Premier Commercial Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Premier Commercial or any of its Subsidiaries under any such Premier Commercial Contract.

3.14 Agreements with Regulatory Agencies.  Except as set forth in Section 3.14 of the Premier Commercial Disclosure Schedule, neither Premier Commercial nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2015, a recipient of any supervisory letter from, or since January 1, 2015, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that (with respect to any of the foregoing) currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Premier Commercial Disclosure Schedule, a "Premier Commercial Regulatory Agreement"), nor has Premier Commercial or any of its Subsidiaries been advised since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Premier Commercial Regulatory Agreement.

3.15 Risk Management Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Premier Commercial, any of its Subsidiaries or for the account of a customer of Premier Commercial or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and as of the date hereof (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of Premier Commercial or one of its Subsidiaries enforceable in accordance with their terms, subject to the Enforceability Exception, and are in full force and effect.  Premier Commercial and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Premier Commercial's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters.  Premier Commercial and its Subsidiaries are in material compliance, and have at all times materially complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to:  (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, and (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, "Environmental Laws").  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Premier Commercial, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Premier Commercial or any of its Subsidiaries any liability or obligation arising under any Environmental Law, pending or, to the knowledge of Premier Commercial, threatened against Premier Commercial or any of its Subsidiaries.  To the knowledge of Premier Commercial, there is no reasonable basis for any such proceeding, claim, action or governmental investigation.  Neither Premier Commercial nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing.  To the knowledge of Premier Commercial, there are no underground storage tanks located at any Premier Commercial Real Property (as defined in Section 3.18).

3.17 Investment Securities, Commodities and BOLI.
(a) Each of Premier Commercial and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Premier Commercial or its Subsidiaries. Such securities and commodities are valued on the books of Premier Commercial in accordance with GAAP.

(b) Premier Commercial and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Premier Commercial believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Premier Commercial has made available to Heritage the material terms of such policies, practices and procedures.

(c) Section 3.17(c) of the Premier Commercial Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance ("BOLI") owned by Premier Commercial or its Subsidiaries, including the value of its BOLI and split dollar life insurance benefits. Premier Commercial and its Subsidiaries have taken all actions necessary to comply with applicable law in connection with the purchase and maintenance of BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Premier Commercial Financial Statements in accordance with GAAP. Except as set forth in Section 3.17(c) of the Premier Commercial Disclosure Schedule, all BOLI set forth in Section 3.17(c) of the Premier Commercial Disclosure Schedule is owned solely by Premier Commercial or its Subsidiaries, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit plans, programs and agreements under Premier Commercial or its Subsidiaries BOLI.   Neither Premier Commercial nor its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.
3.18 Title.  Premier Commercial or a Premier Commercial Subsidiary (a) has good and marketable title to all the real property reflected in the most recent audited balance sheet included in the Premier Commercial Financial Statements as being owned by Premier Commercial or a Premier Commercial Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "Premier Commercial Owned Properties"), free and clear of all Liens, except those Liens set forth in Section 3.18 of the Premier Commercial Disclosure Schedule and (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, "Permitted Encumbrances"), and (b) is the lessee of all leasehold estates reflected in the most recent audited financial statements included in such Premier Commercial Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the "Premier Commercial Leased Properties" and, collectively with the Premier Commercial Owned Properties, the "Premier Commercial Real Property"), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Premier Commercial's knowledge, the lessor.  There are no pending or, to the knowledge of Premier Commercial, threatened condemnation proceedings against any Premier Commercial Real Property.  Premier Commercial or a Premier Commercial Subsidiary has good and marketable title to the other assets reflected in the most recent audited balance sheet included in the Premier Commercial Financial Statements as being owned by Premier Commercial or a Premier Commercial Subsidiary or acquired after the date thereof (except assets sold or disposed of  since the date thereof), free and clear of any Liens other than (x) Permitted Encumbrances, (y) Liens securing FHLB advances and other borrowings (including capital lease obligations, if any) ("Monetary Liens") reflected on such balance sheet or the notes thereto and (z) Monetary Liens, if any, with respect to assets acquired after the date of such balance sheet.

3.19 Intellectual Property.

(a) Premier Commercial and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on Premier Commercial: (i) (A) the use of any Intellectual Property by Premier Commercial and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person or entity and is in accordance with any applicable license pursuant to which Premier Commercial or any Premier Commercial Subsidiary acquired the right to use any Intellectual Property and (B) no person or entity has asserted in writing to Premier Commercial that Premier Commercial or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person or entity, (ii) no person or entity is challenging, infringing on or otherwise violating any right of Premier Commercial or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Premier Commercial or its Subsidiaries, and (iii) neither Premier Commercial nor any Premier Commercial Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Premier Commercial or any Premier Commercial Subsidiary, and Premier Commercial and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Premier Commercial and its Subsidiaries.  For purposes of this Agreement, "Intellectual Property" means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; computer programs, whether in source code or object code form (including any and all software implementation algorithms), databases and compilations (including any and all data and collections of data); and any similar intellectual property or proprietary rights.

(b) To the knowledge of Premier Commercial, the IT Assets operate and perform as required by Premier Commercial and its Subsidiaries in connection with their respective businesses, and have not malfunctioned or failed within the past three (3) years.  To the knowledge of Premier Commercial, the IT Assets do not contain any "time bombs", "Trojan horses", "back doors", "trap doors", "worms", viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets or (ii) otherwise adversely affect the functionality of the IT Assets.  To the knowledge of Premier Commercial, no person has gained unauthorized access to the IT Assets.  To the knowledge of Premier Commercial, Premier Commercial and its Subsidiaries maintain and utilize the IT Assets in accordance with all applicable licenses, agreements and other contracts.  Premier Commercial and its Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery technology.  Premier Commercial and its Subsidiaries take reasonable measures, which are to the knowledge of Premier Commercial, adequate to comply with all applicable law and their respective contractual and privacy commitments, to protect the confidentiality of customer financial and other data.  For purposes of this Agreement, "IT Assets" means the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines, and all other information technology equipment, and all associated documentation of a party and its Subsidiaries.

3.21 State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of Premier Commercial has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, the restrictions on "business combinations" set forth in any "moratorium," "control share," "fair price," "takeover" or "interested stockholder" law (any such laws, "Takeover Statutes") applicable to Premier Commercial or any of its Subsidiaries.

3.22 Reorganization. Neither Premier Commercial nor any Premier Commercial Subsidiary has taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

3.23    Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Premier Commercial has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Sandler O'Neill & Partners, L.P., to the effect that, as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Premier Commercial Common Stock.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Premier Commercial Information. The information relating to Premier Commercial and its Subsidiaries which is provided by Premier Commercial or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

3.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.25(a) of the Premier Commercial Disclosure Schedule, neither Premier Commercial nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") in which Premier Commercial or any Premier Commercial Subsidiary is a creditor which, as of December 31, 2017, was over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Premier Commercial or any of its Subsidiaries, or to the knowledge of Premier Commercial, any entity directly or indirectly controlled by any of the foregoing.  Set forth in Section 3.25(a) of the Premier Commercial Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Premier Commercial and its Subsidiaries that, as of December 31, 2017, were classified by Premier Commercial as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Premier Commercial or any of its Subsidiaries that, as of December 31, 2017, was classified as "Other Real Estate Owned" and the book value thereof.
(b) To Premier Commercial's knowledge, each Loan of Premier Commercial and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Premier Commercial and its Subsidiaries as a secured Loan, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception.

(c) Each outstanding Loan originated, administered and/or serviced by Premier Commercial or any of its Subsidiaries was originated, administered and/or serviced, by Premier Commercial or a Premier Commercial Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Premier Commercial and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) With respect to Loans serviced by Premier Commercial or any of its Subsidiaries on behalf of others: (i) such Loans have been serviced and administered in accordance with all applicable guidelines, relevant laws and investor requirements and (ii) except as set forth in Section 3.25(d) of the Premier Commercial Disclosure Schedule, there have been no repurchases of any such Loans or losses incurred with respect to any such Loans during the past two years.

(e) None of the agreements pursuant to which Premier Commercial or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by Premier Commercial or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Premier Commercial or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Neither Premier Commercial nor any of its Subsidiaries is now nor has it been since January 1, 2015, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance.  (a) Premier Commercial and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Premier Commercial reasonably has determined to be prudent and consistent with industry practice, and Premier Commercial and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Premier Commercial and its Subsidiaries, Premier Commercial or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 Fiduciary Business.  Each of Premier Commercial and each Premier Commercial Subsidiary has properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance in all material respects with the terms of the applicable governing documents and applicable laws and regulations.

3.28 Books and Records.  The corporate record books (in all material respects) and stock (ownership) record books (in all respects) of Premier Commercial and its Subsidiaries are complete and accurate and reflect all meetings, consents, other actions of the board of directors and shareholders (owners)

of Premier Commercial and its Subsidiaries, and all transactions that have been reported to Premier Commercial or its transfer agent relating to the capital stock and ownership interests (including profit interests) in such entities.

3.29 Indemnification.  To the knowledge of Premier Commercial, no action or failure to take action by any present or former director, officer, employee or agent of Premier Commercial or any of its Subsidiaries has occurred which is expected to give rise to a claim by any such individual for indemnification from Premier Commercial or any of its Subsidiaries.

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF HERITAGE

Except (i) as disclosed in the disclosure schedule delivered by Heritage to Premier Commercial concurrently herewith (the "Heritage Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Heritage Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Heritage that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Heritage, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Heritage Reports (as defined in Section 4.11) filed with the SEC by Heritage prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Heritage hereby represents and warrants to Premier Commercial as follows:

4.1 Corporate Organization.
(a) Heritage is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and is a bank holding company duly registered under the BHC Act.  Heritage has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on Heritage.  True and complete copies of the articles of incorporation of Heritage (the "Heritage Articles") and the bylaws of Heritage (the "Heritage Bylaws"), as in effect as of the date of this Agreement, have previously been made available by Heritage to Premier Commercial.

(b) Each Subsidiary of Heritage (a "Heritage Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material

Adverse Effect on Heritage, and (iii) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of Heritage to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of Heritage Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 4.1(b) of the Heritage Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Heritage as of the date hereof.  Heritage Bank is not in material violation of any of its organizational documents.

4.2 Capitalization.
(a) The authorized capital stock of Heritage consists of 50,000,000 shares of Heritage Common Stock, and 2,500,000 shares of preferred stock, no par value per share, of which no shares of preferred stock are issued or outstanding.  As of January 31, 2018, there were (i) 34,013,263 shares of Heritage Common Stock issued and outstanding, including 137,399 shares of Heritage Common Stock granted in respect of outstanding awards of restricted Heritage Common Stock under the Heritage Stock Plans (as defined below) (a "Heritage Restricted Stock Award"), (ii) 22,400 shares of Heritage Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Heritage Common Stock granted under the Heritage Stock Plans ("Heritage Stock Options"), (iii) 105,218 shares of Heritage Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Heritage Common Stock granted under the Heritage Stock Plans (a "Heritage Restricted Stock Unit Award") which includes the assumed target level of performance, (iv) 12,177 shares of Heritage Common Stock reserved for issuance pursuant to future grants under the Heritage Stock Plans, and (v) no other shares of capital stock or other voting securities of Heritage issued, reserved for issuance or outstanding.  As used herein, the "Heritage Stock Plans" means all employee and director equity incentive plans of Heritage in effect as of the date of this Agreement.  All of the issued and outstanding shares of Heritage Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Heritage may vote.  Other than Heritage Stock Options and Heritage Restricted Stock Unit Awards issued prior to the date of this Agreement, as of the date hereof, there were no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Heritage to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of Heritage Common Stock or any other of its securities.  There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Heritage Common Stock.  Other than the Heritage Stock Options, the Heritage Restricted Stock Awards and the Heritage Restricted Stock Unit Awards outstanding on the date of this Agreement, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Heritage or any of its Subsidiaries) are outstanding on the date of this Agreement.

(b) Heritage owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Heritage Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Heritage Bank, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Heritage Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.
(a) Heritage has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Heritage and no other corporate action on the part of Heritage is necessary to approve the Merger.  This Agreement has been duly and validly executed and delivered by Heritage and (assuming due authorization, execution and delivery by Premier Commercial) constitutes a valid and binding obligation of Heritage, enforceable against Heritage in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exception).  The Heritage Common Stock to be issued in the Merger have been validly authorized by the Board of Directors of Heritage and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Heritage will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Heritage or the Bank Plan of Merger by Heritage Bank, nor the consummation of the Merger by Heritage or the Bank Merger by Heritage Bank, nor compliance by Heritage or Heritage Bank with any of the terms of this Agreement or the Bank Plan of Merger, will (i) violate any provision of the Heritage Articles or Heritage Bylaws or the organization or governing documents of any Heritage Subsidiary, or (ii) assuming that the filings, notices, consents and approvals referred to in Section 4.4 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Heritage, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Heritage or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Heritage or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.
4.4 Consents and Approvals.  Except for the filings, notices, consents and approvals referred to in Section 3.4 hereof, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Heritage of this Agreement or (ii) the consummation by Heritage of the Merger and the consummation by Heritage Bank of the Bank Merger.  As of the date hereof, Heritage is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
4.5 Reports.  To the knowledge of Heritage, it and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2015 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Heritage and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Heritage, investigation into the business or operations of Heritage or any of its Subsidiaries since January 1, 2015.  Except as set forth in Section 4.5 of the Heritage Disclosure Schedule, there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Heritage or any of its Subsidiaries.
4.6 Financial Statements and Internal Controls.
(a)         The financial statements of Heritage and its Subsidiaries included (or incorporated by reference) in the Heritage Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Heritage and its Subsidiaries, (ii) fairly present in accordance with GAAP the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Heritage and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and the absence of notes), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Heritage and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, reflect only actual transactions and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein.  Crowe Horwath LLP has not resigned (or informed Heritage that it intends to resign) or been dismissed as independent public accountants of Heritage as a result of or in connection with any disagreements with Heritage on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) As of the date of this Agreement, neither Heritage nor any of its Subsidiaries has any liability, obligation or loss contingency of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that is required to be reflected or reserved against on a balance sheet (or notes thereto) prepared in accordance with GAAP, except for those liabilities, obligations or loss contingencies that are reflected or reserved against on the consolidated balance sheet of Heritage included in its Annual Report on Form 10-K for the year ended December 31, 2017 (including any notes thereto) and for liabilities, obligations or loss contingencies incurred in the ordinary course of business consistent with past practice since December 31, 2017, or related to or in connection with this Agreement, the transactions contemplated hereby, or the acquisition of Puget Sound Bancorp, Inc. and its subsidiaries.
(c) The records, systems, controls, data and information of Heritage and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Heritage or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Heritage.  Heritage (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Heritage, including its Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Heritage by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Heritage's outside auditors and the audit committee of Heritage's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Heritage's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Heritage's internal controls over financial reporting.  These disclosures were made in writing by management to Heritage's auditors and audit committee.  There is no reason to believe that Heritage's outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2015, (i) neither Heritage nor any of its Subsidiaries, nor, to the knowledge of Heritage, any director, officer, employee, auditor, accountant or representative of Heritage or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Heritage or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Heritage or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Heritage or any of its Subsidiaries, or other person, whether or not employed by Heritage or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty, material violation of banking or other laws, or similar material violation by Heritage, or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of Heritage or any of its Subsidiaries or any committee thereof.  The phrase "to the knowledge of Heritage" or any similar phrase means the actual knowledge of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or Chief Credit Officer of Heritage or Heritage Bank, after reasonable inquiry.

4.7 Absence of Certain Changes or Events.

(a) Since December 31, 2017, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage.

(b) Since December 31, 2017 to the date of this Agreement, other than completing the acquisition of Puget Sound Bancorp, Inc. and its subsidiaries and entering into this Agreement, or in connection with this Agreement or the transactions contemplated hereby, Heritage and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.8 Legal Proceedings.
(a) Neither Heritage nor any of its Subsidiaries is a party to any, and there are no pending or, to Heritage's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Heritage or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such that is reasonably likely to have a Material Adverse Effect on Heritage, or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon Heritage, any of its Subsidiaries or the assets of Heritage or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger would apply to the Surviving Company or any of its Subsidiaries or affiliates).

4.9 Taxes and Tax Returns.  Each of Heritage and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, except for jurisdictions where neither Heritage nor any of its Subsidiaries would have any material Tax Liability.  All such Tax Returns are true, correct, and complete in all material respects.   All

Taxes of Heritage and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Heritage and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Heritage nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.  The federal income Tax Returns of Heritage and its Subsidiaries for all years to and including the tax year ended December 31, 2013 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  Neither Heritage nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Heritage or its Subsidiaries or the assets of Heritage or its Subsidiaries.  Heritage has made available to Premier Commercial true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.  Neither Heritage nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Heritage and its Subsidiaries).  Neither Heritage nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Heritage nor any of its Subsidiaries has participated in a "reportable or listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).  At no time during the applicable period specified in Code §897(c)(1)(A)(ii) has Heritage been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.10 Employees.
(a) As used in this Agreement, the term "Heritage Benefit Plans" means all equity, incentive, deferred compensation, medical or life insurance, retirement, or other benefit plans, programs or arrangements with respect to which Heritage, any Heritage Subsidiary, or any trade or business of Heritage or any of its Subsidiaries, whether or not incorporated, all of which together with Heritage would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a "Heritage ERISA Affiliate"), that are currently available to employees joining Heritage or any of its Subsidiaries or any Heritage ERISA Affiliate.

(b)         Each Heritage Benefit Plan has been established, operated and administered in all material respects substantially in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(c)         No Heritage Benefit Plan is subject to Title IV or Section 302 of ERISA.

(d) All contributions required to be made to any Heritage Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Heritage Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Heritage.

(e) There are no pending or, to the knowledge of Heritage, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Heritage's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any Heritage Benefit Plan, any fiduciaries thereof with respect to their duties to a Heritage Benefit

Plan or the assets of any trust under any Heritage Benefit Plan which could reasonably be expected to result in any material liability of Heritage or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Heritage Benefit Plan, or any other party.

(f) There are no pending or, to Heritage's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Heritage or any of its Subsidiaries, or any strikes or other labor disputes against Heritage or any of its Subsidiaries.  Neither Heritage nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Heritage or any of its Subsidiaries and, to the knowledge of Heritage, there are no organizing efforts by any union or other group seeking to represent any employees of Heritage or any of its Subsidiaries.

4.11 SEC Reports.  Heritage has previously made available to Premier Commercial an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2016 and prior to the date hereof by Heritage pursuant to the Securities Act or the Exchange Act (the "Heritage Reports") and (b) communication mailed by Heritage to its shareholders since January 1, 2016 and prior to the date hereof, and no such Heritage Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  All Heritage Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Heritage has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Heritage Reports.

4.12 Compliance with Applicable Law.  Heritage and each of its Subsidiaries hold, and have at all times since January 1, 2015, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and to the knowledge of Heritage, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Heritage and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Heritage or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Heritage Bank has a Community Reinvestment Act rating of "satisfactory" or better.  Without limitation, none of Heritage, or its Subsidiaries, or to the knowledge of Heritage, any director, officer, employee, agent or other person acting on behalf of Heritage or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Heritage or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Heritage or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Heritage or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Heritage or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for Heritage or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Heritage or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury.

4.13 Agreements with Regulatory Agencies.  Except as set forth in Section 4.13 of the Heritage Disclosure Schedule, neither Heritage nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity, that (with respect to any of the foregoing) currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Heritage Disclosure Schedule, a "Heritage Regulatory Agreement"), nor has Heritage or any of its Subsidiaries been advised since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Heritage Regulatory Agreement.

4.14 Risk Management Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Heritage, any of its Subsidiaries or for the account of a customer of Heritage or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and as of the  date hereof (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of Heritage or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exception), and are in full force and effect.  Heritage and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Heritage's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15 Environmental Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Heritage, Heritage and its Subsidiaries are in compliance, and have complied, with all Environmental Laws.  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Heritage, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Heritage or any of its Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or threatened against Heritage or any of its Subsidiaries.  To the knowledge of Heritage, there is no reasonable basis for any such proceeding, claim, action or governmental investigation.  Neither Heritage nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with Governmental Entity or third party imposing any liability or obligation with respect to the foregoing.
4.16 Investment Securities and Commodities.
(a)         Each of Heritage and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Heritage or its Subsidiaries.  Such securities and commodities are valued on the books of Heritage in accordance with GAAP.

(b) Heritage and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Heritage believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, Heritage has made available to Premier Commercial the material terms of such policies, practices and procedures.

4.17 Title.  Heritage or a Heritage Subsidiary (a) has good and marketable title to all the real property reflected in the most recent audited balance sheet included in the Heritage Reports as being owned by Heritage or a Heritage Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "Heritage Owned Properties"), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the most recent audited financial statements included in such Heritage Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the "Heritage Leased Properties" and, collectively with the Heritage Owned Properties, the "Heritage Real Property"), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Heritage's knowledge, the lessor.  There are no pending or, to the knowledge of Heritage, threatened condemnation proceedings against any Heritage Real Property. Heritage or a Heritage Subsidiary has good and marketable title to the other assets reflected in the most recent audited balance sheet included in the Heritage Reports as being owned by Heritage or a Heritage Subsidiary or acquired after the date hereof (except assets sold or disposed of  since the date thereof), free and clear of any Liens other than (x) Permitted Encumbrances, (y) Monetary Liens reflected on such balance sheet or the notes thereto and (z) Monetary Liens, if any, with respect to assets acquired after the date of such balance sheet.

4.18  Intellectual Property.

(a) Heritage and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on Heritage: (i) (A)  the use of any Intellectual Property by Heritage and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person or entity and is in accordance with any applicable license pursuant to which Heritage or any Heritage Subsidiary acquired the right to use any Intellectual Property and (B) no person or entity has asserted in writing to Heritage that Heritage or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person or entity, (ii)  no person or entity is challenging, infringing on or otherwise violating any right of Heritage or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Heritage or its Subsidiaries, and (iii) neither Heritage nor any Heritage Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Heritage or any Heritage Subsidiary, and Heritage and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Heritage and its Subsidiaries.

(b) To the knowledge of Heritage, the IT Assets operate and perform as required by Heritage and its Subsidiaries in connection with their respective businesses, and have not malfunctioned or failed within the past three (3) years.  To the knowledge of Heritage, the IT Assets do not contain any "time bombs", "Trojan horses", "back doors", "trap doors", "worms", viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets or (ii) otherwise adversely affect the functionality of the IT Assets.  To the knowledge of Heritage, no person has gained unauthorized access to the IT Assets.  To the knowledge of Heritage, Heritage and its Subsidiaries maintain and utilize the IT Assets in accordance with all applicable licenses, agreements and other contracts.  Heritage and its Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery technology.  Heritage and its Subsidiaries take reasonable measures, which are to the knowledge of Heritage, adequate to comply with all applicable law and their respective contractual and privacy commitments, to protect the confidentiality of customer financial and other data.

4.19 Reorganization.  Neither Heritage nor any Heritage Subsidiary has taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

4.20 Heritage Information.  The information relating to Heritage and its Subsidiaries to be contained in the Proxy Statement and the Form S-4, and the information relating to Heritage and its Subsidiaries that is provided by Heritage or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and will comply in all materials respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder  The Form S-4 (except for such portions thereof that relate only to Premier Commercial or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.21 Loan Portfolio.
(a)         As of the date hereof, except as set forth in Section 4.21(a) of the Heritage Disclosure Schedule, neither Heritage nor any of its Subsidiaries is a party to any Loan in which Heritage or any Subsidiary of Heritage is a creditor which, as of December 31, 2017, was over ninety (90) days or more delinquent in payment of principal or interest.  Set forth in Section 4.21(a) of the Heritage Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Heritage and its Subsidiaries that, as of December 31, 2017, were classified by Heritage as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import, together with the principal amount of each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Heritage or any of its Subsidiaries that, as of December 31, 2017, was classified as "Other Real Estate Owned" and the book value thereof.

(b) To Heritage's knowledge, each Loan of Heritage and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Heritage and its Subsidiaries as a secured Loan, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception.

(c) To the knowledge of Heritage, each outstanding Loan originated, administered and/or serviced by Heritage or any of its Subsidiaries was originated, administered and/or serviced, by Heritage or a Heritage Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Heritage and its Subsidiaries and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Heritage or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Heritage or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Heritage or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Heritage nor any of its Subsidiaries is now nor has it been since January 1, 2015 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.22 Insurance.  Except as would not reasonably be expected to have a Material Adverse Effect on Heritage, (a) Heritage and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Heritage reasonably has determined to be prudent and consistent with industry practice, and Heritage and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Heritage and its Subsidiaries, Heritage or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Premier Commercial Conduct of Businesses Prior to the Effective Time.  Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Heritage, during the period from the date of this Agreement to the Effective Time, Premier Commercial shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Premier Commercial or Heritage or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals (as defined in Section 7.1(e)) or to consummate the transactions contemplated hereby.
5.2 Premier Commercial Forbearances.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable law or a Governmental Entity, Premier Commercial shall not, and shall not permit any of its

Subsidiaries to without the prior written consent of Heritage (which shall not be unreasonably withheld or delayed with respect to subsections (g), (l), (m),(n) or (r)):
(a) Equity Securities. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any warrants, options, other equity-based awards, convertible securities or other similar arrangements; or commitment to acquire any shares of the capital stock or other ownership interests.
(b) Other Securities. Issue any other capital securities, including trust preferred or other similar securities, indebtedness with voting rights, or other securities, debentures or subordinated notes.
(c) Dividends, Etc.  (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than dividends from wholly owned Subsidiaries to Premier Commercial or to another wholly owned Premier Commercial Subsidiary; or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or rights with respect to the foregoing.
(d) Compensation; Employment, Etc.  (i) Enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer, employee or service provider of Premier Commercial or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), other than (A) at will agreements, (B) normal individual increases in salary to rank and file employees, (C) incentive bonuses to employees as described and set forth in Section 5.2(d) of the Premier Commercial Disclosure Schedule, and (D) severance in accordance with past practices; (ii) hire any new officers; or (iii) promote any employee to a rank of vice president or a more senior position.
(e) Benefit Plans.  Enter into, establish, adopt, modify or amend (except as may be required to conform to applicable law), renew, or terminate any Premier Commercial Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder, other than as may be contemplated by the terms of this Agreement.
(f) Dispositions.  Sell, transfer, mortgage, lease or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value or with respect to Other Real Estate Owned and related properties in the ordinary course and at a price determined to be reasonable under the circumstances; or sell or transfer any portion of its deposit liabilities.
(g) Certain Agreements, Leases or Licenses.  Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property, Intellectual Property or IT Assets other than the annual renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice; or permit to lapse its rights in any material Intellectual Property or IT Assets.
(h) Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any person or entity.
(i) Loans, Loan Participations and Servicing Rights.  Sell or acquire any Loans (excluding originations) or Loan participations, except in the ordinary course of business consistent with past practice.

(j) Governing Documents  Amend its organizational documents (or similar governing documents).
(k) Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.
(l) Contracts.  Enter into or terminate any Premier Commercial Contract or amend or modify in any material respect or renew any existing Premier Commercial Contract.
(m) Claims.  Except in the ordinary course of business consistent with past practice and involving an amount not in excess of fifteen thousand dollars ($15,000) (exclusive of any amounts paid directly or reimbursed to Premier Commercial or any of its Subsidiaries under any insurance policy maintained by Premier Commercial or any of its Subsidiaries), settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could reasonably be determined to be material to Premier Commercial and its Subsidiaries, taken as a whole.
(n) Foreclose.  Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that neither Premier Commercial nor any of its Subsidiaries shall be required to obtain such a report with respect to one- to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property contains Hazardous Substances or might be in violation of or require remediation under Environmental Laws.
(o) Deposit Taking and Other Bank Activities.  In the case of Premier Community Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.
(p) Investments.  Enter into any securities transactions for its own account or purchase or otherwise acquire any investment security for its own account other than investment securities with an "AA" rating or better with a projected average life of less than four (4) years in the ordinary course of business consistent with past practice; enter into or acquire any derivatives contract or structured note; or enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.
(q) Capital Expenditures. Purchase or lease any fixed assets where the amount paid or committed therefor is in excess of fifty thousand dollars ($50,000) individually or one hundred thousand dollars ($100,000) in the aggregate, except for emergency repairs or replacements.
(r) Lending.  (i) Make any material changes in its policies concerning Loan underwriting or which classes of persons may approve Loans or approve exceptions to Loan policies in effect during calendar year 2017; or (ii) make, renew, modify or extend any Loans or extensions of credit except in the ordinary course of business consistent with past practice and Premier Community Bank's existing lending policies as of the date of this Agreement, provided that (a) any unsecured Loan or extension of credit in excess of two hundred fifty thousand dollars ($250,000), (b) any secured Loan or extension of credit in excess of two million dollars ($2,000,000) and (c) any Loan or extension of credit that would result in Premier Community Bank's aggregate direct or indirect exposure to the borrowing relationship exceeding four million dollars ($4,000,000) shall require the prior consent of the Chief Credit Officer of Heritage Bank or his or her designee, which approval or rejection shall be given in writing within two (2) business days after the Loan package is delivered to such individual.
(s) Joint Ventures and Real Estate Development Operations.  Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership; or engage in any new real estate development or construction activity.
(t) Adverse Actions.  Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of Premier Commercial's representations and warranties set forth in this Agreement being or becoming untrue in any material respect (disregarding any materiality qualifications contained therein); (iii) any of the conditions set forth in Article VII not being satisfied; or (iv) a violation of any provision of this Agreement.
(u) Risk Management.  Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(v) Indebtedness and Guaranties.  Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other person or entity, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(r).
(w) Liens.  Subject any of its assets or properties to any Lien (other than in connection with securing advances, repurchase agreements and other borrowings from the FHLB and transactions in "federal funds").
(x) Charitable Contributions.  Make any charitable or similar contributions, except in amounts not to exceed five thousand dollars ($5,000) individually, and thirty thousand dollars ($30,000) in the aggregate.
(y) New Lines of Business.  Develop, market or implement any new line of business.
(z) Tax Matters.  Make, change or revoke any tax election, file any amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any liability with respect to disputed Taxes.
(aa) Performance of Obligations.  Take any action that is likely to materially impair Premier Commercial's ability to perform any of its obligations under this Agreement or Premier Community Bank to perform any of its obligations under the Bank Plan of Merger.
(bb) Commitments.  Agree or commit to do any of the foregoing.
5.3 Heritage Conduct of Business Prior to the Effective Time.  Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Premier Commercial, during the period from the date of this Agreement to the Effective Time, Heritage shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Premier Commercial or Heritage or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals or to consummate the transactions contemplated hereby.
5.4 Heritage Forbearances.  Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Entity, or with the prior written consent of Premier Commercial during the period from the date of this Agreement to the Effective Time, Heritage shall not, and shall not permit any of its Subsidiaries to:
(a) Governing Documents.  Amend the Heritage Articles or Heritage Bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Premier Commercial Common Stock (upon their receipt of Heritage Common Stock in the Merger).
(b) Adverse Actions.  Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of Heritage's representations and warranties set forth in this Agreement being or becoming untrue in any material respect (disregarding any materiality qualifications contained herein); (iii) any of the conditions set forth in Article VII not being satisfied; or (iv) a violation of any provision of this Agreement.
(c) Performance Obligations.  Take any action that is likely to materially impair Heritage's ability to perform any of its obligations under this Agreement or Heritage Bank to perform any of its obligations under the Bank Plan of Merger.
(d) Commitments.  Agree or commit to do any of the foregoing.
ARTICLE VI

 ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) As promptly as practicable following the date of this Agreement and using commercially reasonable best efforts to file within forty-five (45) days thereof, Heritage shall prepare and file with the SEC the Form S-4, in which the Proxy Statement, which will be prepared jointly by Heritage and Premier Commercial, will be included. Each of Heritage and Premier Commercial shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the Form S-4 or any related matters. Heritage shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the Form S-4 being declared effective, Premier Commercial shall thereafter mail or deliver the Proxy Statement to its shareholders. Heritage shall also use its commercially reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Premier Commercial shall furnish all information concerning Premier Commercial and the holders of Premier Commercial Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to Premier Commercial or Heritage, or any of their respective affiliates, directors or officers, should be discovered by Premier Commercial or Heritage that should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to Premier Commercial's shareholders.
(b) In addition to their obligations pursuant to Section 6.1(a), Premier Commercial and Heritage shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or "Blue Sky" laws and regulations promulgated thereunder and provide each other with copies of any such filings. Heritage shall advise Premier Commercial, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Heritage Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the Form S-4, comments thereon from the SEC's staff and responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the Form S-4 shall be filed without the approval of each of Premier Commercial and Heritage, which approval shall not be unreasonably withheld, delayed or conditioned.
(c) Subject to the terms and conditions set forth in this Agreement, Heritage and Premier Commercial shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Premier Commercial (in the case of Heritage) or Heritage (in the case of Premier Commercial) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, expirations or terminations of waiting periods under antitrust laws, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain expirations or terminations of waiting periods under antitrust laws, an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or other Governmental Entities. In furtherance (but not in limitation) of the foregoing, Heritage shall, and shall cause Heritage Bank to, use commercially reasonable best efforts to file any required applications, notices or other filings with the Federal Reserve Board, the DFI, FDIC and the Oregon Division within forty-five (45) days after the date hereof. Premier Commercial and Heritage shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Premier Commercial or Heritage, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.
(d) Each of Heritage and Premier Commercial shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Heritage, Premier Commercial or any of their respective Subsidiaries to any Regulatory Agency or other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e) Each of Heritage and Premier Commercial shall promptly advise the other upon receiving any communication from any Regulatory Agency or other Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.1(e)).
6.2 Access to Information; Current Information.
(a) Upon reasonable notice and subject to applicable laws, each of Heritage and Premier Commercial, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, IT Assets, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Heritage and Premier Commercial shall, and shall cause its respective Subsidiaries to, make available to the other party, all other information concerning its business, properties and personnel as such party may reasonably request.  Premier Commercial shall also provide the officers of Heritage and/or Heritage Bank with access to the lending personnel of Premier Community Bank relating to post Merger duties, responsibilities and potential contractual arrangements to be effective on or after the Effective Time.  Neither Heritage nor Premier Commercial nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Heritage's or Premier Commercial's, as the case may be, customers, jeopardize the attorney-client privilege of the party in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Premier Commercial shall permit, and shall cause its Subsidiaries to permit, Heritage and/or an environmental consulting firm selected by Heritage, at the sole expense of Heritage, to conduct such phase I and/or phase II environmental audits, studies and tests on real property currently owned, leased or operated by Premier Commercial or any of its Subsidiaries. In the event any subsurface or phase II site assessments are conducted (which assessments shall be at Heritage's sole expense), Heritage shall indemnify Premier Commercial and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition and for any and all claims or demands which arise from the actions of Heritage or its agents on the property.
(c) Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Premier Commercial shall, upon the request of Heritage, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of Heritage regarding the financial condition, operations and business of Premier Commercial and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. Premier Community Bank shall also provide the Chief Credit Officer of Heritage Bank or his or her designee with all materials provided to members of Premier Community Bank's loan (or similar) committee within two (2) business days following the meeting of such committee. As soon as reasonably available, but in no event more than five (5) business days after filing, Premier Commercial will deliver to Heritage all reports filed by it or any of its Subsidiaries with any Regulatory Agency or other Governmental Entity subsequent to the date hereof including all Premier Community Bank Call Reports and regulatory information filed with the Federal Reserve Board, the FDIC, the DFI and the Oregon Division. Premier Commercial will also deliver to Heritage as soon as practicable all quarterly and annual financial statements of Premier Commercial and its Subsidiaries prepared with respect to periods ending on or after September 30, 2017. As soon as practicable after the end of each month, Premier Commercial will deliver to Heritage in electronic form (i) the monthly deposit and loan trial balances of Premier Community Bank, (ii) the monthly analysis of Premier Community Bank's investment portfolio, (iii) monthly balance sheet and income statement of Premier Commercial and its Subsidiaries, and (iv) to the extent available, an update of all of the information set forth in Section 3.25(a) of the Premier Commercial Disclosure Schedule for the then current period.
(d) During the period from the date hereof to the Effective Time, Premier Commercial shall provide Heritage with board or committee packages and minutes of meetings of the boards of directors or committees thereof of Premier Commercial and Premier Community Bank within a reasonable period following any board or committee meeting; provided however, that the board and committee packages and minutes provided to Heritage may exclude (i) any materials relating to the transactions contemplated by this Agreement or an Acquisition Proposal (as defined in Section 6.8(e)), (ii) any materials if the disclosure of such materials to Heritage would or could reasonably be expected to result in a violation of applicable law, regulation or orders, decrees or determinations of a Government Entity, or (iii) any materials that are otherwise reasonably deemed by the Premier Commercial Board of Directors to be confidential.
(e) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of October 30, 2017 (the "Confidentiality Agreement").
(f) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.
6.3 Shareholder Meeting.  Premier Commercial shall, and shall cause its Board of Directors to, (i) take all action in accordance with the securities laws, the laws of the State of Oregon, the Premier Commercial Articles and the Premier Commercial Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the "Premier Commercial Shareholder Meeting") for the purpose of seeking the Premier Commercial Shareholder Approval within ten (10) business days following the date the Form S-4 is declared effective under the Securities Act and (B) schedule the Premier Commercial Shareholder Meeting to take place on a date that is within forty (40) days after the notice date; (ii) subject to Section 6.8, use its commercially reasonable best efforts to (x) cause the Premier Commercial Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Premier Commercial Shareholder Approval; and (iii) subject to Section 6.8, include in the Proxy Statement the recommendation that the Premier Commercial shareholders approve this Agreement and the Merger (the "Premier Commercial Board Recommendation"). Notwithstanding anything to the contrary contained in this Agreement, Premier Commercial shall not be required to hold the Premier Commercial Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Premier Commercial Shareholder Meeting.

6.4 Reservation of Common Stock; Nasdaq Listing.
(a) Heritage agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of Heritage Common Stock to fulfill its obligations under this Agreement.
(b) Heritage shall use its commercially reasonable best efforts to cause the shares of Heritage Common Stock to be issued to the holders of Premier Commercial Common Stock in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
6.5 Employee Matters.
 (a) Following the Effective Time, Heritage shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees of Premier Commercial and its Subsidiaries on the Closing Date ("Covered Employees") that provide employee benefits and compensation programs which are substantially comparable with respect to all material features to the employee benefits and compensation programs that are made available to similarly situated employees of Heritage or its Subsidiaries (other than Premier Commercial and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Heritage or its Subsidiaries; and (ii) until such time as Heritage shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Heritage or its Subsidiaries (other than Premier Commercial and its Subsidiaries), a Covered Employee's continued participation in employee benefit plans and compensation programs of Premier Commercial and its Subsidiaries that are continued by Heritage or a Heritage Subsidiary shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Heritage Benefit Plans may commence at different times with respect to each Heritage Benefit Plan).
(b) To the extent that a Covered Employee becomes eligible to participate in a Heritage Benefit Plan, Heritage shall cause such Heritage Benefit Plan to (i) recognize prior service of such Covered Employee with Premier Commercial, its Subsidiaries or their predecessors for purposes of eligibility, participation, and vesting but not for the purposes of benefit accruals, but only to the extent that such service was recognized immediately prior to the Effective Time under a comparable Premier Commercial Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; (ii) with respect to any Heritage Benefit Plan that is a health, dental, vision plan or other similar plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Heritage or its applicable Subsidiary shall use its commercially reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Heritage or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Premier Commercial Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, or to the extent the Covered Employee has or had satisfied the applicable eligibility waiting period under the Premier Commercial Benefit Plan, and (B) recognize any health, dental, vision or other similar expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan; and (iii) for purposes of vacation or paid time off ("PTO") benefits, Heritage will treat service of a Covered Employee at Premier Commercial or Premier Community Bank as equivalent to service at Heritage for determining such Covered Employee's eligibility and participation under the Heritage vacation or PTO plan, and any vacation or PTO taken prior to the Closing Date (or such later date when PTO plans or programs are integrated) shall be subtracted under the Heritage plan from the Covered Employee's maximum vacation or PTO entitlement for the calendar year in which the Closing Date occurs.
      (c) Prior to the Effective Time, Premier Commercial shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by Heritage that may be necessary or appropriate to (i) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Premier Commercial Benefit Plan for such period as may be requested by Heritage, (ii) facilitate the merger of any Premier Commercial Benefit Plan into any employee benefit plan maintained by Heritage or a Heritage Subsidiary, and/or (iii) amend or terminate one or more Premier Commercial Benefit Plans (to the extent permitted by the terms thereof and Section 409A of the Code) immediately prior to the Effective Time, other than as provided in other subsections of this Section 6.5. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(c) shall be subject to Heritage's prior review and approval, which shall not be unreasonably withheld.

(d) Heritage agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, any Covered Employee who is terminated without cause during such one-year period and who is not otherwise subject to an employment agreement, change in control agreement, or severance agreement that will provide severance benefits will be provided with severance benefits as described in Section 6.5(d) of the Heritage Disclosure Schedule.

(e) Each employee of Premier Commercial or its Subsidiaries who is a party to an employment, change in control or severance agreement who is expected to be retained following the Effective Time and whose name is set forth on Section 6.5(e) of the Premier Commercial Disclosure Schedule ("Listed Employee"), has, as of the date of this Agreement, entered into a new employment, change in control, severance agreement, or similar transitional agreement with Heritage or a Heritage Subsidiary which shall become effective at the Effective Time and supersede the existing employment, change in control or severance agreement.  All other employment, change in control and severance agreements listed in Section 3.11(a) of the Premier Commercial Disclosure Schedule and the benefits vested under the other Premier Commercial Benefit Plans, in each case with respect to employees, officers, directors and consultants of Premier Commercial or any of its Subsidiaries or affiliates who are not retained immediately following the Effective Time, or who do not enter into new employment, change in control or severance agreements with Heritage as contemplated in the preceding sentence, shall be honored by the Surviving Company or a Heritage Subsidiary.  Heritage reserves the right in its sole discretion, not to offer continued employment with any such employee that, if requested by Heritage, does not enter into a new agreement with Heritage prior to the Effective Time.

(f) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Heritage or Premier Commercial or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Company, Premier Commercial, Heritage or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Premier Commercial, Heritage or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Heritage or Premier Commercial or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause.  Nothing in this Agreement shall be deemed to alter or limit the ability of the Surviving Company or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Premier Commercial Benefit Plan, Heritage Benefit Plan, or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.  Without limiting the generality of the final sentence of Section 9.9 but with the exception of Section 6.5(d), nothing in this Section 6.5, express or implied, is intended to or shall confer upon any third party, including without limitation any current or former employee, officer, director or consultant of Heritage or Premier

Commercial or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Section 6.5.

(g) In the event that any disqualified individual of Premier Commercial or its Subsidiaries receives any payments, benefits or acceleration of vesting (the "Total Payments") in connection with the Merger that would constitute an "excess parachute payment" within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then Premier Commercial will take all steps necessary to ensure that the Total Payments will be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

(h) Prior to the Effective Time, Premier Commercial shall take all such required corporate action, in consultation with Heritage and subject to its prior approval of the trustee and material terms thereof (such approval not to be unreasonably withheld, conditioned or delayed), to form and fund a rabbi trust as, and to the extent, required by the Salary Continuation Plans and Agreements set forth in Section 3.11 of the Premier Commercial Disclosure Schedule, consistent with the requirements set forth in such plans, in connection with the assumption of such plans by Heritage.

6.6 Officers' and Directors' Tail Insurance; Indemnification.
(a) Premier Commercial shall purchase, prior to the Effective Time, a prepaid "tail" policy providing single limit equivalent coverage to its current officers' and directors' liability insurance coverage with respect to actions, omissions, events, matters and circumstances occurring prior to the Effective Time for a period of up to six (6) years following the Effective Time for a premium cost not to exceed 250% of the annual premium for its current insurance coverage.  If such prepaid "tail" policy has been obtained by Premier Commercial prior to the Effective Time, Heritage shall cause such policy to be maintained in full force and effect for its full term, and shall cause all obligations thereunder to be honored by Heritage  and no other party shall have any further obligation to purchase or pay for insurance hereunder.  The officers and directors of Premier Commercial may be required to make application and provide customary representations and warranties to Premier Commercial's insurance carrier for the purpose of obtaining such insurance.
(b) For six (6) years from and after the Effective Time, Heritage shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director or officer of Premier Commercial or any of its Subsidiaries (each, an "Premier Commercial Indemnified Party") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Heritage, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a "Claim"), in which a Premier Commercial Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Premier Commercial or any of its Subsidiaries if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the organizational documents of Premier Commercial and its Subsidiaries and to the fullest extent otherwise permitted by law.
(c) In connection with the indemnification provided pursuant to Section 6.6(b), Heritage and/or a Heritage Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each Premier Commercial Indemnified Person to the fullest extent permitted by law and Governmental Entities (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such Premier Commercial Indemnified Person or multiple Premier Commercial Indemnified Persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to Heritage and (ii) will cooperate in the defense of any such matter.
(d) This Section 6.6 shall survive the Effective Time, is intended to benefit each Premier Commercial Indemnified Person (each of whom shall be entitled to enforce this Section against Heritage), and shall be binding on all successors and assigns of Heritage.
(e) In the event Heritage or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons or entities, then, and in each such case, proper provision shall be made so that the successors and assigns of Heritage assume the obligations set forth in this Section 6.6.
6.7 Intentionally Omitted
6.8 No Solicitation.
(a) Premier Commercial agrees that, except as expressly permitted by Section 6.8(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and the officers, directors, and employees of Premier Commercial and its Subsidiaries (the "Premier Commercial Individuals") not to, and will use its commercially reasonable best efforts to cause Premier Commercial's and its Subsidiaries' agents, advisors and controlled affiliates, accountants, legal counsel, and financial advisors (the "Premier Commercial Representatives") not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets ("Premier Commercial Confidential Information") to, or have any discussions with, any person or entity relating to, any Acquisition Proposal. Premier Commercial will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons or entities other than Heritage with respect to any Acquisition Proposal and will use its commercially reasonable best efforts, subject to applicable law, to enforce any confidentiality or similar agreement relating to such an Acquisition Proposal.
(b) Notwithstanding anything to the contrary in Section 6.8(a), at any time from the date of this Agreement and prior to obtaining the Premier Commercial Shareholder Approval, in the event Premier Commercial receives an unsolicited Acquisition Proposal and the Board of Directors of Premier Commercial determines in good faith that such Acquisition Proposal may constitute a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, Premier Commercial may, and may permit its Subsidiaries and the Premier Commercial Individuals and the Premier Commercial Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Premier Commercial than the Confidentiality Agreement (an "Acceptable Confidentiality Agreement"), (ii) furnish or cause to be furnished Premier Commercial Confidential Information to the person or entity making such Acquisition Proposal pursuant to an Acceptable

Confidentiality Agreement,  and (iii) negotiate and participate in such negotiations or discussions with the person or entity making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Premier Commercial determines in good faith (following consultation with counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law.
(c) The Board of Directors of Premier Commercial shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Heritage, the Premier Commercial Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Heritage the Premier Commercial Board Recommendation (any such action, a "Change in Recommendation"). Notwithstanding the foregoing, the Board of Directors of Premier Commercial (including any committee thereof) may, at any time prior to obtaining the Premier Commercial Shareholder Approval, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Premier Commercial determines in good faith (after consultation with Premier Commercial's outside legal counsel) constitutes a Superior Proposal; provided, however, that the Board of Directors of Premier Commercial may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given Heritage at least four (4) business days, following Heritage's initial receipt of written notice that the Board of Directors of Premier Commercial has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by Heritage, the Board of Directors of Premier Commercial determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal.
(d) Premier Commercial will promptly (and in any event within two (2) business days) advise Heritage in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person or entity making such Acquisition Proposal), and will keep Heritage apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a current basis.
(e) As used in this Agreement, the following terms have the meanings set forth below:
"Acquisition Proposal" means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Premier Commercial or Premier Community Bank or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Premier Commercial or Premier Community Bank, other than the transactions contemplated by this Agreement.
"Superior Proposal" means a written Acquisition Proposal that the Board of Directors of Premier Commercial concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors, (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of "Superior Proposal," the references to "more than 20%" in the definition of Acquisition Proposal shall be deemed to be references to "a majority".
6.9 Notification of Certain Matters. Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein. Each of Premier Commercial and Heritage shall promptly inform the other in writing upon receiving notice of any claim, demand, cause of action or investigation by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.
6.10 Correction of Information.  Each of Premier Commercial and Heritage shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account any Material Adverse Effect qualification, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.
6.11 Integration.  From and after the date hereof, Premier Commercial shall, and shall cause Premier Community Bank and its and Premier Community Bank's directors, officers and employees to, make all commercially reasonable best efforts (without undue disruption to either business) to (i) cooperate in order to permit Heritage Bank to train Premier Community Bank employees who are expected to continue employment with Heritage Bank, including excusing such employees from their duties for the purpose of training and orientation by Heritage Bank following reasonable advance notice and (ii) cause Premier Community Bank's data processing consultants and software providers to, cooperate and assist Premier Community Bank and Heritage Bank in connection with reasonable requests as to scope, timing and content related to the planned electronic and systematic conversion of all applicable data of Premier Community Bank to the Heritage Bank system to occur after the Effective Time, in each case without undue disruption to Premier Community Bank's business, during normal business hours and at the expense of Heritage or Heritage Bank (not to include Premier Community Bank's regular employee payroll).
6.12 Coordination; Integration. Subject to applicable law, during the period from the date hereof until the Effective Time, Premier Commercial shall cause the Chief Executive Officer, Chief Operating Officer, Chief Credit Officer, and Chief Financial Officer of Premier Community Bank, as may be appropriate, to assist and confer with the officers of Heritage Bank, on a periodic basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of Heritage Bank, as the resulting bank in the Bank Merger.
6.13 Trust Preferred Redemption.  Premier Commercial shall cooperate with Heritage and shall use its commercially reasonable best efforts to take, and to cause any of its applicable Subsidiaries to take, any and all actions as may be necessary or advisable under the terms of its or any or its applicable Subsidiaries' outstanding trust preferred securities (the "Trust Preferred Securities") to effect the redemption or repayment of such Trust Preferred Securities (and retire the associated subordinated debt securities), in each case, (i) subject to and contingent upon the prior satisfaction of all conditions to the Closing under Sections 7.1 and 7.3, and (ii) solely to the extent such redemption or repayment (a) is permissible pursuant to the terms of the Trust Preferred Securities, (b) will not cause Premier Commercial or Premier Community Bank to be less than "well capitalized" for regulatory purposes, and (c) has received any required regulatory approvals.  In the event that Premier Commercial is unable to redeem or repay its Trust Preferred Securities prior to the Closing, Heritage agrees that it shall use its commercially reasonable best efforts to expressly assume Premier Commercial's obligations in connection with its Trust Preferred Securities, including by executing any and all documents, instruments and agreements and obtaining any customary legal opinions that may be required by the terms of the underlying agreements and instruments, and as may be reasonably required by the Trustee thereunder.

6.14 Delivery of Agreements.  Premier Commercial shall have caused the Voting Agreements to be executed by its directors and executive officers and the Non-Compete Agreements to be executed by its directors and certain executive officers and delivered to Heritage prior to or simultaneously with the execution of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party's Obligations.  The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Premier Commercial and Heritage, at or prior to the Closing Date of the following conditions:
(a) Shareholder Approval.  The Premier Commercial Shareholder Approval shall have been obtained.
(b) Nasdaq Listing.  The shares of Heritage Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.
(c) Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(d) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or the Bank Merger shall be in effect.
(e) Regulatory Approvals.  All regulatory authorizations, consents, orders or approvals from Regulatory Agencies and other Governmental Entities required to consummate the Merger and the Bank Merger shall have been obtained without the imposition of any non-standard condition or requirement, which individually or in the aggregate, is reasonably deemed unduly burdensome by the Board of Directors of Heritage including any condition that would increase the minimum regulatory capital requirements of Heritage or Heritage Bank (an "Unduly Burdensome Condition") and such authorizations, consents, orders and approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the "Requisite Regulatory Approvals").
7.2 Conditions to Obligations of Heritage.  The obligation of Heritage to effect the Merger is also subject to the satisfaction, or, to the extent permitted by law, waiver by Heritage, at or prior to the Closing Date, of the following conditions:
(a) Representations and Warranties.  The representations and warranties of Premier Commercial set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Closing Date as though made on the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that
(A)	the representations and warranties in Sections 3.2 (Capitalization) (other than inaccuracies that are de minimis in amount and effect), Section 3.7 (Broker's Fees),

and Section 3.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date;
(B)
the representations and warranties in Section 3.3 (Authority; No Violation), Section 3.8 (Books and Records) as to stock and ownership records and Section 3.24 (Premier Commercial Information) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date; and

(C)
no other representation or warranty of Premier Commercial shall be deemed untrue or incorrect as of the Closing Date as a consequence of events or circumstances arising after the date hereof, unless such event or circumstance, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Premier Commercial has had or would reasonably be expected to result in a Material Adverse Effect on Premier Commercial;

provided, further, that for purposes of clause (C) above, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects" or similar terms or phrases) or Material Adverse Effect in any such representation or warranty shall be disregarded; and Heritage shall have received a certificate signed on behalf of Premier Commercial by the Chief Executive Officer or the Chief Operating Officer of Premier Commercial to the foregoing effect.
(b) Performance of Obligations of Premier Commercial.  Premier Commercial shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Heritage shall have received a certificate signed on behalf of Premier Commercial by the Chief Executive Officer or the Chief Operating Officer of Premier Commercial to such effect.
(c) Dissenting Shares.  Dissenting Shares shall be less than ten percent (10%) of the issued and outstanding shares of Premier Commercial Common Stock.

(d) Third Party Consents.  Premier Commercial shall have obtained the written consent of the counterparties to the contracts set forth on Exhibit D in form and substance reasonably satisfactory to Heritage, to enable Heritage or a Heritage Subsidiary to receive the full benefit under such contracts following the consummation of the transaction contemplated by this Agreement without the payment of any penalty or premium.

(e) Opinion of Tax Counsel.  Heritage shall have received an opinion from Silver, Freedman, Taff & Tiernan LLP, special counsel to Heritage, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.  In rendering its opinion, Silver, Freedman, Taff & Tiernan LLP may require and rely upon representations contained in letters from each of Heritage and Premier Commercial.
7.3 Conditions to Obligations of Premier Commercial.  The obligation of Premier Commercial to effect the Merger is also subject to the satisfaction, or to the extent permitted by law, waiver by Premier Commercial, at or prior to the Closing Date, of the following conditions:
(a) Representations and Warranties.  The representations and warranties of Heritage set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Closing Date as though made on the Closing Date

(except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that
(A)
the representations and warranties in Section 4.2 (Capitalization) (other than inaccuracies that are de minimis in amount and effect), and Section 4.7(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except the representations in Section 4.2 that speak specifically as the date of this Agreement or another specified date shall be true and correct as of such date;

(B)
the representations and warranties in Section 4.3 (Authority; No Violation) and Section 4.20 (Heritage Information) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date; and

(C)
no other representation or warranty of Heritage shall be deemed untrue or incorrect as of the Closing Date as a consequence of events or circumstances arising after the date hereof, unless such event or circumstance, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Heritage has had or would reasonably be expected to result in a Material Adverse Effect on Heritage;

provided, further, that for purposes of clause (C) above, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects" or similar terms or phrases) or Material Adverse Effect in any such representation or warranty shall be disregarded; and Premier Commercial shall have received a certificate signed on behalf of Heritage by the Chief Executive Officer or the Chief Financial Officer of Heritage to the foregoing effect.
(b) Performance of Obligations of Heritage.  Heritage shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Premier Commercial shall have received a certificate signed on behalf of Heritage by the Chief Executive Officer or the Chief Financial Officer of Heritage to such effect.
(c) Opinion of Tax Counsel.  Premier Commercial shall have received an opinion from Miller Nash Graham & Dunn LLP, special counsel to Premier Commercial, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.  In rendering its opinion, Miller Nash Graham & Dunn LLP may require and rely upon representations contained in letters from each of Heritage and Premier Commercial.
ARTICLE VIII

 TERMINATION AND AMENDMENT
8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Premier Commercial Shareholder Approval, by action of the Board of Directors of a party, as follows:
(a) by the written mutual consent of Premier Commercial and Heritage;

      (b)          by either Premier Commercial or Heritage, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform any covenant or agreement in this Agreement required to be performed prior to the Effective Time;

(c) by either Premier Commercial or Heritage, if the Merger shall not have been consummated on or before November 1, 2018, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;
(d) by either Premier Commercial or Heritage (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Premier Commercial, in the case of a termination by Heritage, or Heritage, in the case of a termination by Premier Commercial, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;
(e) by Heritage if (i) the Board of Directors of Premier Commercial (or any committee thereof) shall have failed to make the Premier Commercial Board Recommendation or made a Change in Recommendation or (ii) Premier Commercial shall have materially breached any of the provisions set forth in Section 6.8 or (iii) Premier Commercial shall have refused to call or hold the Premier Commercial Shareholder Meeting (except as provided in the last sentence of Section 6.3);
(f) by Premier Commercial prior to obtaining the Premier Commercial Shareholder Approval in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.8; provided, however, that Premier Commercial has (i) not materially breached the provisions of Section 6.8, and (ii) complied with its payment obligation under Section 8.4(a);
(g) by either Premier Commercial or Heritage, if the provisions of Section 8.1(e) are not applicable and the shareholders of Premier Commercial fail to provide the Premier Commercial Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof; or
(h) by either Premier Commercial or Heritage at any time during the two business days commencing on the fourth business day immediately prior to the Closing Date, if both of the following conditions (i) and (ii) are satisfied:
(i) the Heritage Average Stock Price for the Determination Period shall be less than $25.50; and

(ii) the quotient calculated by dividing the Heritage Average Stock Price for the Determination Period by the Starting Stock Price shall be less than the quotient calculated by dividing (x) the Final Index Price by (y) the Starting Index Price, minus 20% (the "Index Ratio").

      If Premier Commercial or Heritage elect to exercise its termination right pursuant to this Section 8.1(h), it shall give prompt written notice thereof to the other party.  If terminated by Premier Commercial during the two business day period following receipt of such written notice, Heritage shall have the option, in its sole discretion, to increase the Exchange Ratio to a quotient, the numerator of which is equal to the product of $25.50 and the Exchange Ratio (as then in effect) and the denominator of which is the Heritage Average Stock Price for the Determination Period.  In lieu of increasing the Exchange Ratio, Heritage may at its option and sole discretion, add cash such that the value of the Merger Consideration (i.e. cash and stock) received by Premier Commercial shareholders is equal to $12.40 when valuing Heritage shares using the Heritage Average Stock Price for the Determination Period.  If Heritage so elects, it shall give, within such two business day period, written notice to Premier Commercial of such election and the revised Exchange Ratio or the amount of the cash portion of the Merger Consideration, as applicable, whereupon no termination shall be deemed to have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in full force and effect in accordance with its terms, subject to the adjustment made herein.

For purposes of this Section 8.1(h), the following terms shall have the meanings indicated below:
"Determination Date" means the fifth trading day immediately prior to the Closing Date.
"Determination Period" means the twenty (20) consecutive trading days on the Nasdaq ending on the Determination Date.
"Final Index Price" means the average of the daily closing prices of the Index for the Determination Period as reported on the Nasdaq.
"Index " means the KBW Regional Banking Index as quoted on the Nasdaq as "KRX".
"Starting Index Price" means 109.24.

"Starting Stock Price" means $31.87.
"Heritage Average Stock Price" means the average of the daily volume-weighted closing price of Heritage Common Stock, rounded to the nearest cent, as reported on the Nasdaq for the relevant period.

If Heritage declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction involving currently outstanding Heritage Common Stock between the date hereof and the Determination Date, the prices for the Heritage Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.1(h).
8.2 Effect of Termination.  In the event of termination of this Agreement by either Premier Commercial or Heritage as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Premier Commercial, Heritage, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating party shall not, except as provided in Section 8.4(c), be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

    8.3 Fees and Expenses.  Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne by Premier Commercial, and all filing and other fees in connection with any filing with the SEC and Regulatory Agencies, which shall be borne by Heritage, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Termination Fee.
(a) If this Agreement is terminated pursuant to Section 8.1(e) or (f), then (i) in the case of termination under Section 8.1(e), Premier Commercial shall immediately following such termination pay Heritage an amount equal to $3,450,000 (the "Termination Fee"), and (ii) in the case of termination under Section 8.1(f), Premier Commercial shall, simultaneously with such termination and as a condition thereof, pay Heritage the Termination Fee, in each case in same-day funds.
(b) If this Agreement is terminated by either party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within one year of such termination Premier Commercial or Premier Community Bank either (A) enters into a definitive agreement with respect to an Acquisition Proposal or (B) consummates an Acquisition Proposal, Premier Commercial shall immediately pay Heritage the Termination Fee set forth in Section 8.4(a) in same-day funds. For purposes of clauses (A) and (B) above, the reference to 20% in the definition of Acquisition Proposal shall be 50%.
(c) The payment of the Termination Fee shall fully discharge Premier Commercial from any and all liability under this Agreement and related to the transactions contemplated herein, and Heritage shall not be entitled to any other relief or remedy against Premier Commercial. If the Termination Fee is not payable, Heritage may pursue any and all remedies available to it against Premier Commercial on account of a willful and material breach by Premier Commercial of any of the provisions of this Agreement. Moreover, if the Termination Fee is payable pursuant to Section 8.1(e)(ii) or (iii), Heritage shall have the right to pursue any and all remedies available to it against Premier Commercial on account of the willful and material breach by Premier Commercial of Section 6.8 in lieu of accepting the Termination Fee under Section 8.4(a).  Premier Commercial may pursue any and all remedies available to it against Heritage on account of a willful and material breach by Heritage of any of the provisions of this Agreement.
8.5 Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Premier Commercial; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Premier Commercial, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval by the shareholders of Premier Commercial under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
8.6 Extension; Waiver.  At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS
9.1 Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place on a date no later than the last day of the month (but no earlier than five (5) business days) after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the "Closing Date").
9.2 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
9.3 Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):
 (a)            if to Heritage, to:
Heritage Financial Corporation
 P.O. Box 1578
Olympia, Washington 98501
Attention:  Brian L. Vance, President and Chief Executive Officer
 Facsimile: (360) 705-9163

with a copy to:
Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Attention: John F. Breyer, Jr.
 Facsimile:  (703) 883-2511

(b)           if to Premier Commercial, to:
Premier Commercial Bancorp
314 East Main Street
Hillsboro, Oregon 97123
Attention:  Rick A. Roby, President and Chief Executive Officer
Facsimile:  (503) 597-3691

with a copy to:
Miller Nash Graham & Dunn LLP
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121
Attention: Stephen M. Klein
 Facsimile:  (206) 340-9599

9.4            Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.
9.5           Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
9.6            Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.
9.7            Governing Law, Jurisdiction, Venue and Construction.  This Agreement shall be governed and construed in accordance with the laws of the State of Washington and applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles or any other principle that could require the application of the application of the law of any other jurisdiction.  The Parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington.  Each of the Parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding.  Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. This Agreement has been negotiated and prepared by the Parties and their respective counsel.  This Agreement shall be fairly interpreted in accordance with its terms and without any strict construction in favor or against either party.
9.8 Publicity.  Neither Premier Commercial nor Heritage shall, and neither Premier Commercial nor Heritage shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Heritage, in the case of a proposed announcement or statement by Premier Commercial, or Premier Commercial, in the case of a proposed announcement or statement by Heritage; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.
9.9 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each indemnified person referenced therein, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement.
9.10 Specific Performance; Time of the Essence.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.
9.11 Disclosure Schedule.  Before entry into this Agreement, each party delivered to the other a schedule (each a "Disclosure Schedule") that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties of the disclosing party contained in Article III or Article IV, as applicable, and, in the case of Premier Commercial, to one or more of its covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance. For purposes of this Agreement, "Previously Disclosed" means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).
9.12 Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING

WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Heritage and Premier Commercial have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
HERITAGE FINANCIAL CORPORATION

By:	/s/Brian L. Vance
Name: Brian L. Vance
Title: President and Chief Executive Officer

PREMIER COMMERCIAL BANCORP

By:	/s/Rick A. Roby
Name: Rick A. Roby
Title: President and Chief Executive Officer

Exhibit A

Form of Voting Agreement

March _, 2018

Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501

Attention:  Brian L. Vance, President

Dear Ladies and Gentlemen:

The undersigned (the "Shareholder") owns shares, either of record or beneficially, of common stock of Premier Commerical Bancorp ("Premier Commercial").  The Shareholder understands that Heritage Financial Corporation ("you" or "Heritage") and Premier Commercial are simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Premier Commercial with and into Heritage (the "Merger"), in which the outstanding shares of common stock of Premier Commercial  will be exchanged for Heritage common stock.

The Shareholder is entering into this Voting Agreement to induce Heritage to simultaneously enter into the Merger Agreement and to consummate the Merger.

The Shareholder confirms his or her agreement with Heritage as follows:

       1 The Shareholder represents and warrants that the Shareholder is the sole or joint record or beneficial owner of that number of shares of common stock of Premier Commercial which is set forth opposite the Shareholder's signature on this Voting Agreement (the "Shares"). The Shares include shares of Premier Commercial common stock held jointly by the Shareholder with one or more family members, held in a grantor trust in which the Shareholder is the grantor and current income beneficiary or held by the Shareholder as a  fiduciary for one or more family members, but specifically excludes shares of Premier Commercial common stock held by the Shareholder in a fiduciary capacity for a non-family member.

       2.    The Shareholder agrees that he or she will not sell or otherwise transfer or dispose of any of the Shares, other than pursuant to (i) a transfer where the transferee has agreed in writing to abide by the terms of this Voting Agreement in a form reasonably satisfactory to Heritage, (ii) a transfer by will or operation of law, or (iii) a transfer made with the prior written consent of Heritage.

       3.    Except as provided in Section 2 of this Voting Agreement, the Shareholder agrees to vote (or cause to be voted) all of the Shares: (a) in favor of the approval of the Merger

Agreement and Merger and any action required in furtherance thereof at any meeting of shareholders of Premier Commercial called to consider and vote on the Merger Agreement; and (b) against any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition Proposal (as defined in the Merger Agreement) at any meeting of shareholders called to consider and vote on the Merger Agreement.

       4.    The Shareholder represents and warrants to Heritage that (a) the Shareholder has full legal capacity, power and authority to enter into and perform this Voting Agreement, and (b) this Voting Agreement is the legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

       5.    This Voting Agreement shall automatically terminate upon the first to occur of (a) termination of the Merger Agreement in accordance with its terms; (b) the approval of the transactions contemplated by the Merger Agreement by Premier Commercial's shareholders; or (c) mutual agreement in writing of the parties hereto providing for the termination hereof.

       6.    The Shareholder agrees that he or she will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, at law or in equity, in any court or before any governmental entity, that challenges the validity of or seeks to enjoin the operation of any provision of this Voting Agreement or the Merger Agreement.

       7.    Wherever in this Voting Agreement there is a reference to a number of shares of stock, then, upon the occurrence of any recapitalization, subdivision, combination or stock dividend of such class of stock, the number of shares so referenced in this Voting Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class of stock by such recapitalization, subdivision, combination or stock dividend.

8.    This Voting Agreement may be amended, modified or supplemented at any time by mutual agreement in writing of the parties hereto.

         9.    This Voting Agreement evidences the entire agreement between the parties hereto with respect to the matters provided for herein, and there are no agreements,  representations or warranties with respect to the matters provided for herein other than those set forth herein.

       10.    The parties agree that, if any provision of this Voting Agreement shall under any circumstances be deemed invalid or inoperative, this Voting Agreement shall be construed with the invalid or inoperative provisions deleted, and the rights and obligations of the parties shall be construed and enforced accordingly.

       11.    This Voting Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Appendix A, Exhibit A, Page 2

       12.    The validity, construction, enforcement and effect of this Voting Agreement shall be governed by the laws of the State of  Oregon.

       13.    This Voting Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and upon their respective executors, personal representatives, administrators, heirs, legatees, guardians, other legal representatives and successors.  This Voting Agreement shall survive the death or incapacity of the Shareholder.

       14.    Nothing in this Voting Agreement shall be construed to give Heritage any rights to exercise or direct the exercise of voting power as owner of the Shares or to vest in Heritage any direct or indirect ownership or incidents of ownership of or with respect to any of the Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, notwithstanding the provisions of this Voting Agreement, and Heritage shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Premier Commercial  or to exercise any power or authority to direct the Shareholder in voting any of the Shares, except as otherwise expressly provided herein.

       15.    The Shareholder agrees that, in the event of his or her breach of any of the terms of this Voting Agreement, Heritage shall be entitled to such remedies and relief against the Shareholder as are available at law or in equity.  The Shareholder acknowledges that there is not an adequate remedy at law to compensate Heritage for a violation of this Voting Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief.  The Shareholder agrees to the granting of injunctive relief, without the posting of any bond, and further agrees that if any bond shall be required, such bond shall be in a nominal amount.

         16.    No provision of this Voting Agreement shall preclude or in any way limit the Shareholder from exercising his or her fiduciary duties as a member of the board of directors of Premier Commercial or as an officer of Premier Commercial.

        17.    The Shareholder hereby authorizes Premier Commercial and Heritage to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement (as defined in the Merger Agreement) for the meeting of shareholders of Premier Commercial called to consider and vote on the Merger Agreement the Shareholder's identity and ownership of the Shares and the nature of the Shareholder's obligations under this Voting Agreement.

Please confirm that the foregoing correctly states the understanding between the Shareholder and Heritage by signing and returning to the Shareholder a counterpart hereof.

[Signature Page Follows.]

Appendix A, Exhibit A, Page 3

 Signature of Shareholder:

Number of Shares: ___________________________________

Very truly yours,

___________________________________
(Signature)

___________________________________
(Print Name of Shareholder)

___________________________________
(Print Name of Trust, if applicable)

Accepted and Agreed to as of this
___th day of _______________, 2018:
HERITAGE FINANCIAL CORPORATION
By: ______________________
       Authorized Officer

Appendix A, Exhibit A, Page 4

Addendum to Voting Agreement
(for execution where Shareholder
signs in fiduciary capacity)
This Addendum to Voting Agreement is attached to and made a part of that certain Voting Agreement dated [•], 2018 (the "Voting Agreement") between ____________________, as Trustee of the ____________________ Trust dated ____________________ (the "Trust"), and Heritage Financial Corporation.   The undersigned grantor (the "Grantor") of the Trust hereby represents and warrants to, and agrees with, Heritage Financial Corporation and the Shareholder as follows:
(1) Capitalized terms used, but not otherwise defined, in this Addendum shall have the respective meanings specified in the Voting Agreement.
(2) The Shareholder, as Trustee of the Trust, is the record owner of the Shares.
(3) The Grantor is the grantor and sole current income beneficiary of the Trust, with full power and authority to revoke the Trust.
(4) The Grantor ratifies, confirms and approves in all respects the execution and delivery of the Voting Agreement by the Shareholder, as Trustee of the Trust, irrespective of any conflict of interest that the Shareholder may have concerning the Voting Agreement, any such conflict of interest being hereby waived by the Grantor.
Signature of Grantor:
___________________________________
(Signature)

___________________________________
(Print Name)

___________________________________
Date Signed:

Appendix A, Exhibit A, Page 5

Exhibit B

FORM OF RESIGNATION, NON-COMPETE AND CONFIDENTIALITY AGREEMENT

This Resignation, Non-Compete and Confidentiality Agreement (this "Agreement") is entered into this 8th day of March, 2018 (but shall be effective at the Effective Time (as hereinafter defined)) by and between Heritage Financial Corporation ("Heritage") and __________ (the "Fiduciary").

WHEREAS, the Fiduciary is a member of the boards of directors and/or an executive officer of Premier Commercial Bancorp ("Premier Commercial") and/or Premier Community Bank (collectively the "Premier Commercial Entities");

WHEREAS, the Fiduciary is the owner of shares of the common stock of Premier Commercial;

WHEREAS, Premier Commercial is simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") with Heritage, providing for, among other things, the merger of Premier Commercial with and into Heritage (the "Merger");

WHEREAS, the Fiduciary is entering into this Agreement to induce Heritage to simultaneously enter into the Merger Agreement and to consummate the Merger; and

WHEREAS, the Fiduciary will derive significant pecuniary benefit from the consummation of the Merger by virtue of the Fiduciary being the owner of shares of common stock of Premier Commercial.

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, Heritage and the Fiduciary hereby agree as follows:

1.           The Fiduciary does hereby resign, to the extent applicable, as a member of the board of directors and as an executive officer of Premier Commercial at the effective time of the consummation of the Merger (the "Effective Time") and, to the extent replicable, as a member of the board of directors and as an executive officer of Premier Community Bank at the time of the consummation of the merger of Premier Community Bank with and into Heritage Bank; provided, that, such resignation as an executive officer shall have no effect on any agreements then in effect between the Fiduciary, on the one hand, and Premier Commercial, Premier Community Bank, Heritage and/or Heritage Bank, on the other hand.

2.          (a)      Heritage and the Fiduciary acknowledge and agree that: (i) various business connections, clientele and customers of the Premier Commercial Entities have been established by the Premier Commercial Entities and will be maintained at a great expense to Heritage; (ii) by virtue of the Fiduciary's service as a member of the boards of directors and/or executive officer of the Premier Commercial Entities, the Fiduciary has become familiar with the identity and the business needs of the customers and clientele of the Premier Commercial Entities; and (iii) Heritage will sustain great loss and damage if the Fiduciary violates the covenants and agreements hereinafter set forth, for which loss and damage Heritage does not have an adequate remedy at law.

            (b)       Based on the foregoing, the Fiduciary hereby expressly covenants and agrees, which covenants and agreements are the essence of this Agreement, that for a period of eighteen (18) months from the Effective Time (the "Restricted Period"), the Fiduciary shall not, unless acting with the prior written consent of Heritage, whether for the Fiduciary's own benefit or for the benefit of any other person, firm, corporation or other business organization (i) refer any customers, including but not limited to loan, deposit and asset management customers, of the Premier Commercial Entities to any financial institution other than the financial institution subsidiaries of Heritage; (ii) solicit the business or patronage of any customer of any of the Premier Commercial Entities for the purpose of providing financial services by a financial institution other than Heritage or any of its financial institution subsidiaries; (iii) induce any customer to terminate or reduce any aspect of its relationship with Heritage or any of its financial institution subsidiaries in any material respect; (iv) except as an officer, director, employee or consultant of Heritage or any of its subsidiaries, participate as an officer, director, employee or consultant, or invest in any financial institution (other than the purchase of shares of a financial institution which shares do not represent more than 5% of the financial institution's outstanding capital stock), or financial institution in formation, in Washington, Yamhill, Multnomah or Clackamas counties Oregon or Clark County Washington, or (v) directly or indirectly, solicit or offer employment to any officer or employee of Heritage or any of its subsidiaries, or take any action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any officer or employee of, or vendor or service provider doing business with, Heritage or any of its subsidiaries to terminate his, her or its employment or independent contractor relationship with Heritage or any of its subsidiaries.  For purposes of this section "financial institution" includes any business engaged in the business of banking or that of owning or managing or controlling a bank or banks (which term shall include, but is not limited to, commercial banks, mortgage companies, savings and loan associations, credit unions and savings banks, or a holding company thereof).

            (c)         The restrictions in paragraph 2(b)(v) above with respect to officers or employees of Heritage shall not apply to: (i) general solicitations of employment through employment advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by an officer or employee of Heritage without direct contact or communication with the Fiduciary; or (iii) the employment by an employer of the Fiduciary of an officer or employee of Heritage following the activities set forth in clauses (i)-(ii) of this subparagraph (c).

           (d)           The Fiduciary acknowledges and agrees that during the Restricted Period, he or she will not make any remarks or statements, whether orally or in writing, about Heritage or any of its subsidiaries, any of their respective products or services, or any of their respective directors, officers, employees, agents or representatives that are derogatory.  The restrictions in this subparagraph, however, do not prohibit the Fiduciary from taking any action relating to the enforcement of his or her rights under the Merger Agreement and the related documents.

3.           The Fiduciary hereby further covenants and agrees that at all times after the Effective Time, he or she shall not use for his or her personal benefit, or disclose, communicate

Appendix A, Exhibit B, Page 2

or divulge to, or use for the direct or indirect benefit of any person or entity other than Heritage and its subsidiaries, any confidential information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other knowledge or processes of or developed by the Premier Commercial Entities or any names and addresses of customers or any data on or relating to past, present or prospective customers or any other information relating to or dealing with the business operations or activities of the Premier Commercial Entities (including that which gives Premier Community Bank an opportunity to obtain an advantage over competitors who do not know or use it), made known to the Fiduciary or learned or acquired by the Fiduciary while an employee or director of the Premier Commercial Entities; provided, however, that the foregoing restrictions shall not apply to (a) any such information which is or comes into the public domain other than through the fault or negligence of the Fiduciary, (b) to any disclosure ordered by a court of competent  jurisdiction or as otherwise required by law, (c) any disclosure in connection with any legal proceedings relating to the enforcement of any rights of the Fiduciary under the Merger Agreement and the related documents or (d) any confidential disclosure to legal and tax advisors of the Fiduciary for any proper purposes, including, without limitation, preparation of tax returns, and obtaining tax, estate planning and financial advice for the Fiduciary and his family.

4.           If the Restricted Period should be adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to reduce the period of time by such number of months as is required so that such restriction may be enforced for such time as is adjudged to be reasonable.  Similarly, if any other portion of paragraph 2 or 3 above is adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to, and shall, reduce such scope or restriction so that it shall extend to the maximum extent permissible under the law and no further.

5.           The Fiduciary acknowledges that the restraints imposed under paragraphs 2 and 3 of this Agreement are fair and reasonable under the circumstances and that if the Fiduciary should commit a breach of any of the provisions of paragraph 2 or 3 of this Agreement Heritage's remedies at law would be inadequate to compensate it for its damages.  The parties agree that in the event of any breach by the Fiduciary of any of the provisions of paragraph 2 or 3 of this Agreement, Heritage shall be entitled to (a) injunctive relief and (b) such other relief as is available at law or in equity.  In the event of any legal action between the Fiduciary and Heritage under this Agreement, the prevailing party in such action shall be entitled to recover reasonable fees and disbursements of his, her or its counsel (plus any court costs) incurred by such prevailing party in connection with such legal action from the other party.  Moreover, if the Fiduciary has violated any of the provisions of paragraph 2, Heritage's right to injunctive relief shall include, without limitation, the imposition of an additional period of time during which the Fiduciary will be required to comply with the violated provisions thereof, which period of time shall not be less than the period of time the Fiduciary was in violation of said provisions of paragraph 2.  If Heritage is required in any injunction proceeding to post a bond, the parties agree that it shall be in a nominal amount.

6.           This Agreement shall be governed by the laws of the State of Oregon.

Appendix A, Exhibit B, Page 3

7.           This Agreement represents the entire agreement between Heritage and the Fiduciary concerning its subject matter and may not be modified except by a written agreement signed by the parties.

8.           This Agreement may be executed in counterparts, each of which shall be deemed an original.

9.           This Agreement shall become effective at the Effective Time and shall terminate and be null and void upon any termination of the Merger Agreement in accordance with its terms.

10.         This Agreement shall be binding upon and inure to the benefit of the parties and Heritage's successors in interest.

Appendix A, Exhibit B, Page 4

Heritage Financial Corporation

___________________________________
By: Brian L. Vance
Its: President

Fiduciary

___________________________________
[Name]

Appendix A, Exhibit B, Page 5

APPENDIX B

March 8, 2018

Board of Directors
Premier Commercial Bancorp
314 East Main Street
Hillsboro, OR 97123

Gentlemen:

Premier Commercial Bancorp ("Premier Commercial") and Heritage Financial Corporation ("Heritage") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Premier Commercial will, subject to the terms and conditions set forth in the Agreement, merge with and into Heritage with Heritage being the surviving entity (the "Merger").  Pursuant to the terms and conditions of the Agreement, at the Effective Time, each share of Premier Commercial's common stock, no par value ("Premier Commercial Common Stock"), issued and outstanding immediately prior to the Effective Time, except for certain shares of Premier Commercial Common Stock as specified in the Agreement, will be converted into and shall thereafter represent the right to receive 0.4863 shares (the "Exchange Ratio") of Heritage common stock, no par value ("Heritage Common Stock"), subject to possible adjustment as set forth in the Agreement.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement.  The terms and conditions of the Merger are more fully set forth in the Agreement.  You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Premier Commercial Common Stock.

Sandler O'Neill & Partners, L.P. ("Sandler O'Neill", "we" or "our"), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.  In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement, dated March 8, 2018; (ii) certain publicly available financial statements and other historical financial information of Premier Commercial that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Heritage that we deemed relevant; (iv) certain internal financial projections for Premier Commercial for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Premier Commercial; (v) publicly available consensus mean analyst earnings per share estimates for Heritage for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as discussed with the senior management of Heritage; (vi) the pro forma financial impact of the Merger on Heritage based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of Premier Commercial's outstanding trust preferred securities and other borrowings at closing of the Merger, as discussed with the senior management of Heritage and their representatives; (vii) the publicly reported historical price and trading activity for Premier Commercial Common Stock and Heritage Common Stock, including a comparison of certain stock market information for Premier Commercial Common Stock and Heritage Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Premier Commercial and Heritage with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.  We also discussed with certain members of the management of Premier Commercial and its representatives the business, financial condition, results of operations and prospects of Premier Commercial and held similar discussions with certain members of the management of Heritage and its representatives regarding the business, financial condition, results of operations and prospects of Heritage.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Premier Commercial or Heritage or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation.  We have relied on the assurances of the respective managements of Premier Commercial and Heritage that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.  We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Premier Commercial or Heritage or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals.  We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Premier Commercial or Heritage.  We did not make an independent evaluation of the adequacy of the allowance for loan losses of Premier Commercial or Heritage, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Premier Commercial or Heritage.  We have assumed, with your consent, that the respective allowances for loan losses for both Premier Commercial and Heritage are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O'Neill used certain internal financial projections for Premier Commercial for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter, as provided by the senior management of Premier Commercial.  In addition, Sandler O'Neill used publicly available consensus mean analyst earnings per share estimates for Heritage for the years ending December 31, 2018 and December 31, 2019, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as discussed with the senior management of Heritage.  Sandler O'Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of Premier Commercial's outstanding trust preferred securities and other borrowings at closing of the Merger, as provided by the senior management of Heritage and their representatives.  With respect to the foregoing information, the respective managements of Premier Commercial and Heritage confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Premier Commercial and Heritage, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved.  We express no opinion as to such information, or the assumptions on which such information is based.  We have also assumed that there has been no material change, other than the closing of the Puget Sound Bancorp, Inc. acquisition in the case of Heritage, in the respective assets, financial condition, results of operations, business or prospects of Premier Commercial or Heritage since the date of the most recent financial statements made available to us.  We have assumed in all respects material to our analysis that Premier Commercial and Heritage will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Premier Commercial, Heritage, the Merger or any related transactions, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes.  Finally, with your consent, we have relied upon the advice that Premier Commercial has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.  We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof could materially affect this opinion.  We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.  We express no opinion as to the trading values of Premier Commercial Common Stock or Heritage Common Stock at any time or what the value of Heritage Common Stock will be once it is actually received by the holders of Premier Commercial Common Stock.
We have acted as Premier Commercial's financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon closing of the Merger.  We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O'Neill on the day of closing of the Merger.  Premier Commercial has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement.  In the two years preceding the date hereof we have not provided any other investment banking services to, or received any fees from, Premier Commercial.  In addition, in the two years preceding the date hereof we have not provided any investment banking services to, or received fees from, Heritage.  In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Premier Commercial, Heritage and their respective affiliates.  We may also actively trade the equity and debt securities of Premier Commercial, Heritage and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Premier Commercial in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Premier Commercial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger.  Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Premier Commercial Common Stock and does not address the underlying business decision of Premier Commercial to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Premier Commercial or the effect of any other transaction in which Premier Commercial might engage.  We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Premier Commercial or Heritage, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder.  This opinion has been approved by Sandler O'Neill's fairness opinion committee.  This opinion may not be reproduced without Sandler O'Neill's prior written consent; provided, however, Sandler O'Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of Premier Commercial Common Stock from a financial point of view.

Very truly yours,

/s/Sandler O'Neill & Partners, L.P.

APPENDIX C
DISSENTERS' RIGHTS UNDER THE OREGON BUSINESS CORPORATION ACT
(Right to Dissent and Obtain Payment for Shares)
60.551 Definitions for ORS 60.551 to 60.594. As used in ORS 60.551 to 60.594:
(1)	"Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(2)	"Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(3)	"Dissenter" means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.
(4)
"Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5)
"Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6)
"Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7)	"Shareholder" means the record shareholder or the beneficial shareholder.
60.554 Right to dissent.
(1)
Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

(a)
Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

(b)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
(c)
Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d)	An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:
(A)	Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

(B)	Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;
(e)
Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(f)	Conversion to a noncorporate business entity pursuant to ORS 60.472.
(2)
A shareholder entitled to dissent and obtain payment for the shareholder's shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3)
Dissenters' rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the effective date of the merger under ORS 60.491, unless the articles of incorporation otherwise provide.

60.557 Dissent by nominees and beneficial owners.
(1)
A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:
(a)	The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
(b)	The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
(Procedure for Exercise of Rights)
60.561 Notice of dissenters' rights.
(1)
If proposed corporate action creating dissenters' rights under ORS 60.554 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under ORS 60.551 to 60.594 and a copy of ORS 60.551 to 60.594 must accompany the notice.

(2)
If a corporate action that creates dissenters' rights under ORS 60.554 is taken without approval of the shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send the shareholders entitled to assert dissenters' rights the dissenters' notice described in ORS 60.567.

60.564 Notice of intent to demand payment.
(1)
If proposed corporate action creating dissenters' rights under ORS 60.554 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2)	A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.
60.567 Dissenters' notice.
(1)
If a proposed corporate action that creates dissenters' rights under ORS 60.554 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of ORS 60.564. If a proposed corporate action that creates dissenters' rights under ORS 60.554 is authorized by written consent without a meeting in accordance with ORS 60.211 (1)(b), the corporation shall deliver a written dissenters' notice to all shareholders who are entitled to assert dissenters' rights.

(2)	The dissenters' notice shall be sent no later than 10 days after the corporate action was taken, and must:
(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited.
(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.
(c)
Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date.

(d)
Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date on which the notice described in subsection (1) of this section is delivered.

(e)	Be accompanied by a copy of ORS 60.551 to 60.594.
60.571 Duty to demand payment.
(1)
A shareholder sent a dissenters' notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

(2)
The shareholder who demands payment and deposits the shareholder's shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3)
A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

60.574 Share restrictions.
(1)
The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2)
The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

60.577 Payment.
(1)
Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2)	The payment must be accompanied by:
(a)
The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

(b)	A statement of the corporation's estimate of the fair value of the shares;
(c)	An explanation of how the interest was calculated;
(d)	A statement of the dissenter's right to demand payment under ORS 60.587; and
(e)	A copy of ORS 60.551 to 60.594.
60.581 Failure to take action.
(1)
If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under ORS 60.567 and repeat the payment demand procedure.

60.584 After-acquired shares.
(1)
A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under ORS 60.587.

60.587 Procedure if shareholder dissatisfied with payment or offer.
(1)
A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under ORS 60.577 or reject the corporation's offer under ORS 60.584 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

(a)	The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or
(c)
The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2)
A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter's shares.

(Judicial Appraisal of Shares)
60.591 Court action.
(1)
If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office is located, or if the principal office is not in this state, where the corporation's registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)
The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5)	Each dissenter made a party to the proceeding is entitled to judgment for:
(a)	The amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or
(b)	The fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under ORS 60.584.
60.594 Court costs and counsel fees.
(1)
The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2)	The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:
(a)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or
(b)
Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited.